Dreyfus Variable Investment Fund, Appreciation Portfolio

ANNUAL REPORT December 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

THE PORTFOLIO

2   Letter from the Chairman

3   Discussion of Performance

6   Portfolio Performance

8   Understanding Your Portfolio's Expenses

8   Comparing Your Portfolio's Expenses
      With Those of Other Funds

9   Statement of Investments

12   Statement of Assets and Liabilities

13   Statement of Operations

14   Statement of Changes in Net Assets

16   Financial Highlights

18   Notes to Financial Statements

26   Report of Independent Registered
      Public Accounting Firm

27   Important Tax Information

28   Board Members Information

30   Officers of the Fund

FOR MORE INFORMATION

Back Cover



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Variable Investment Fund, Appreciation Portfolio, covering the 12-month period from January 1, 2004, through December 31, 2004. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio manager, Fayez Sarofim, of Fayez Sarofim & Co., the portfolio's sub-investment adviser.

2004 represented the second consecutive year of positive stock market performance. Unlike the 2003 rally, however, in which most stocks rose as general business conditions improved, 2004's market performance largely reflected the strengths and weaknesses of individual companies and industries. As a result, fundamental research and professional judgment became more important determinants of mutual fund performance in 2004.

What's ahead for stocks in 2005? No one knows for certain. Positive influences remain in place, including moderately expanding U.S. and global economies and low inflation. Nonetheless, a number of risks — such as rising short-term interest rates, currency fluctuations and generally slowing corporate earnings — could threaten the market environment.

As always, we urge our shareholders to view the stock market from a long-term perspective, measured in years rather than weeks or months. One of the best ways to ensure a long-term perspective is to establish an investment plan with the help of your financial advisor, and review it periodically to track your progress toward your financial goals.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 18, 2005



DISCUSSION OF PERFORMANCE

Fayez Sarofim, Portfolio Manager
Fayez Sarofim & Co., Sub-Investment Adviser

How did Dreyfus Variable Investment Fund, Appreciation Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2004, the portfolio's Initial shares produced a total return of 5.05%, and its Service shares produced a total return of 4.80%.[1] For the same period, the total return of the portfolio's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), was 11.04%.[2]

Although stocks generally gained value over the reporting period, the market's strength was concentrated primarily among stocks at the lower end of the S&P 500 Index's capitalization range. The portfolio's returns were lower than the S&P 500 Index because the larger stocks on which the portfolio focuses tended to trail the averages. In addition, the portfolio's results were hindered by a handful of company-specific disappointments.

What is the portfolio's investment approach?

The portfolio normally invests at least 80% of its assets in common stocks. The portfolio focuses in large, well-established multinational growth companies that have demonstrated sustained patterns of profitability, strong balance sheets, an expanding global presence and the potential to achieve predictable above-average earnings growth. We focus on purchasing reasonably priced growth stocks of fundamentally sound companies in economic sectors that we believe will expand over the next three to five years or longer.

At the same time, we manage the portfolio with long-term investors in mind. Our investment approach is based on targeting long-term growth rather than short-term profit.

What other factors influenced the portfolio's performance?

Despite generally strong earnings reports from large-cap companies, large-cap stocks failed to advance significantly for much of the year.

Over the first 10 months of 2004, the stock market traded within a relatively narrow range, with returns constrained by uncertainty related to a fitfully growing economy, rising short-term interest rates, the U.S. presidential elections and the insurgency in Iraq. The stock market began to rally more substantially in November and December, accounting for much of the 12-month return of the S&P 500 Index.

In this challenging economic environment, investors generally continued to favor smaller stocks that, in their view, had greater potential for growth than large, well-established companies. As a result, the dominant multinational corporations in which the portfolio invests, most of which rank among the 100 largest stocks within the S&P 500 Index, produced relatively lackluster results.

In addition, the portfolio's emphasis on consumer, financial and health care stocks hurt the portfolio's relative performance, largely because investors apparently believed they could find better growth opportunities in other sectors. In the technology sector, semiconductor manufacturer Intel suffered from the effects of unexpectedly soft demand for its products. The portfolio's returns from the financial sector were held back by its investment in insurance and investment firm Marsh & McLennan Cos., which experienced turmoil related to allegations of unfair business practices. Returns from the portfolio's health care holdings suffered when industry bellwethers Pfizer and Merck & Co. encountered safety-related issues affecting one of their better-selling drugs. In the consumer area, Coca-Cola was hurt by slower sales in Germany and North America.

On the other hand, the portfolio received positive contributions to performance from its energy holdings. Integrated oil companies, including Exxon Mobil, ChevronTexaco and British Petroleum, benefited from surging oil and gas prices during the reporting period. Good results from diversified health care company Johnson & Johnson helped offset some of the weakness experienced by other large drug producers. In the industrials area, shares of General Electric rose as investors responded to the diversified company's renewed focus on growth businesses, which is expected to boost financial results in 2005. Food and tobacco giant Altria Group gained value when the company began to consider the possibility of separating its business units into independent entities. Finally, publishing conglomerate The McGraw-Hill Cos. benefited from gains in its for-profit education businesses as well as better results from its Standard & Poor's subsidiary.

Changes to the portfolio during the reporting period included, among others, the elimination of the portfolio's position in Ford. We added ConocoPhillips and Occidental Petroleum to the portfolio's holdings in the energy sector because we believe that supply-and-demand imbalances are likely to continue to support oil prices. We also established a small position in food distributor Sysco.

What is the portfolio's current strategy?

Although they were out of favor for much of the reporting period, we have maintained our longstanding focus on large, high-quality corporations with dominant market positions. Valuations of the largest companies in the S&P 500 Index have fallen below historical norms, which we believe makes them attractive opportunities in a moderately growing economic environment. Indeed, many of the portfolio's holdings ended the reporting period with record levels of cash on their balance sheets, which can be used to grow existing businesses, enter new ones or enhance shareholder value through stock buy-backs or dividend increases.

January 18, 2005

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Appreciation Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

[2] *SOURCE: LIPPER INC. — Reflects monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, Appreciation Portfolio Initial shares and Service shares and the Standard and Poor's 500 Composite Stock Price Index

Average Annual Total Returns *as of 12/31/04*

	1 Year	5 Years	10 Years
Initial shares	**5.05%**	**(0.91)%**	**11.52%**
Service shares	**4.80%**	**(1.13)%**	**11.40%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. **The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.**

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, Appreciation Portfolio on 12/31/94 to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2004 (blended performance figures). The blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses. The Index is a widely accepted, unmanaged index of U.S. stock market performance, which does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Appreciation Portfolio from July 1, 2004 to December 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.03	$ 5.31
Ending value (after expenses)	$1,030.70	$1,029.40

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.01	$ 5.28
Ending value (after expenses)	$1,021.17	$1,019.91

† *Expenses are equal to the portfolio's annualized expense ratio of .79% for Initial shares and 1.04% for Service shares, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2004

Common Stocks–100.0%	Shares	Value ($)
Banking–6.2%		
Bank of America	291,216	13,684,240
Federal Home Loan Mortgage	121,600	8,961,920
Federal National Mortgage Association	200,800	14,298,968
HSBC Holdings, ADR	10,000 [a]	851,400
SunTrust Banks	198,600	14,672,568
		52,469,096
Capital Goods–6.2%		
Emerson Electric	164,900	11,559,490
General Electric	1,115,500	40,715,750
		52,275,240
Consumer Durables & Apparel–1.3%		
Christian Dior	72,700	4,936,172
Polo Ralph Lauren	145,500	6,198,300
		11,134,472
Consumer Staples–6.1%		
Sysco	73,000	2,786,410
Wal-Mart Stores	459,700	24,281,354
Walgreen	649,900	24,936,663
		52,004,427
Diversified Financials–8.7%		
American Express	327,500	18,461,175
Citigroup	601,524	28,981,426
JP Morgan Chase & Co.	451,100	17,597,411
Merrill Lynch	145,500	8,696,535
		73,736,547
Energy–14.6%		
BP, ADR	455,900	26,624,560
ChevronTexaco	445,800	23,408,958
ConocoPhillips	75,000	6,512,250
Exxon Mobil	1,176,564	60,310,671
Occidental Petroleum	60,000	3,501,600
Royal Dutch Petroleum	59,800	3,431,324
		123,789,363
Food, Beverage & Tobacco–17.2%		
Altria Group	926,400	56,603,040
Anheuser-Busch Cos.	257,100	13,042,683
Coca-Cola	664,500	27,663,135

Common Stocks (continued)	Shares	Value ($)
Food, Beverage & Tobacco (continued)		
Kraft Foods, Cl. A	162,100	5,772,381
Nestle, ADR	291,000	19,160,531
PepsiCo	455,900	23,797,980
		146,039,750
Hotels Restaurants & Leisure—1.2%		
McDonald's	304,500	**9,762,270**
Household & Personal Products—5.5%		
Colgate-Palmolive	174,600	8,932,536
Estee Lauder Cos., Cl. A	145,500	6,659,535
Procter & Gamble	565,000	31,120,200
		46,712,271
Insurance—5.1%		
American International Group	202,920	13,325,757
Berkshire Hathaway, Cl. A	220 [b]	19,338,000
Marsh & McLennan Cos.	316,100	10,399,690
		43,063,447
Media—5.3%		
Fox Entertainment Group, Cl. A	130,900 [b]	4,091,934
McGraw-Hill Cos.	264,800	24,239,792
News, Cl. A	339,400	6,333,204
News, Cl. B	9,800 [a]	188,160
Time Warner	226,800 [b]	4,408,992
Viacom, Cl. B	150,300	5,469,417
		44,731,499
Pharmaceuticals & Biotechnology—12.5%		
Abbott Laboratories	354,100	16,518,765
Eli Lilly & Co.	261,900	14,862,825
Johnson & Johnson	403,300	25,577,286
Merck & Co.	373,000	11,988,220
Pfizer	1,231,000	33,101,590
Roche Holding, ADR	32,000	3,716,000
		105,764,686
Retailing—1.6%		
Target	261,900	**13,600,467**
Semiconductors & Semiconductor Equipment—3.9%		
Intel	1,414,700	**33,089,833**

Common Stocks (continued)	Shares	Value ($)
Software & Services–2.8%		
Microsoft	897,300	**23,966,883**
Technology Hardware & Equipment–.5%		
International Business Machines	39,800	**3,923,484**
Transportation–1.3%		
United Parcel Service, Cl. B	126,800	**10,836,328**
Total Common Stocks		
(cost $671,328,419)		**846,900,063**

Investment of Cash Collateral for Securities Loaned–.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $1,072,000)	1,072,000 c	**1,072,000**

Total Investments (cost $672,400,419)	**100.1%**	**847,972,063**
Liabilities, Less Cash and Receivables	**(.1%)**	**(1,274,724)**
Net Assets	**100.0%**	**846,697,339**

ADR—American Depository Receipts.
a All or a portion of these securites are on loan. At December 31, 2004, the total market value of the fund's securities on loan is $1,035,720 and the total market value of the collateral held by the fund is $1,072,000.
b Non-income producing.
c Investment in affiliated money market mutual fund.

Portfolio Summary †

	Value (%)		Value (%)
Food, Beverage & Tobacco	17.2	Capital Goods	6.2
Energy	14.6	Consumer Staples	6.1
Pharmaceuticals &		Household & Personal Products	5.5
Biotechnology	12.5	Other	23.1
Diversified Financials	8.7		
Banking	6.2		**100.1**

† Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $1,035,720)–Note 1(c):		
Unaffiliated issuers	671,328,419	846,900,063
Affiliated issuers	1,072,000	1,072,000
Cash		333,520
Dividends and interest receivable		1,339,749
Receivable for shares of Beneficial Interest subscribed		175,716
Prepaid expenses		50,074
		849,871,122
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		332,582
Due to Fayez Sarofim & Co.		229,509
Payable for shares of Beneficial Interest redeemed		1,413,308
Liability for securities on loan–Note 1(c)		1,072,000
Bank loan payable–Note 2		50,000
Interest payable–Note 2		4,082
Accrued expenses		72,302
		3,173,783
Net Assets ($)		**846,697,339**
Composition of Net Assets ($):		
Paid-in capital		727,999,226
Accumulated undistributed investment income–net		130,363
Accumulated net realized gain (loss) on investments		(57,003,894)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		175,571,644
Net Assets ($)		**846,697,339**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	766,168,679	80,528,660
Shares Outstanding	21,545,682	2,270,849
Net Asset Value Per Share ($)	**35.56**	**35.46**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2004

Investment Income ($):	
Income:	
Cash dividends (net of $105,981 foreign taxes withheld at source):	
Unaffiliated issuers	20,753,254
Affiliated issuers	4,464
Income from securities lending	32,581
Total Income	**20,790,299**
Expenses:	
Investment advisory fee–Note 3(a)	3,709,636
Sub-investment advisory fee–Note 3(a)	2,809,636
Distribution fees–Note 3(b)	203,374
Trustees' fees and expenses–Note 3(c)	82,127
Custodian fees–Note 3(b)	64,246
Prospectus and shareholders' reports	61,117
Professional fees	42,963
Shareholder servicing costs–Note 3(b)	42,378
Interest expense–Note 2	21,662
Loan commitment fees–Note 2	5,425
Registration fees	1,356
Miscellaneous	16,941
Total Expenses	**7,060,861**
Investment Income–Net	**13,729,438**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	(5,994,905)
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	33,662,361
Net Realized and Unrealized Gain (Loss) on Investments	**27,667,456**
Net Increase in Net Assets Resulting from Operations	**41,396,894**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2004	2003
Operations ($):		
Investment income−net	13,729,438	11,441,662
Net realized gain (loss) on investments	(5,994,905)	(14,655,861)
Net unrealized appreciation (depreciation) on investments	33,662,361	164,515,474
Net Increase (Decrease) in Net Assets Resulting from Operations	**41,396,894**	**161,301,275**
Dividends to Shareholders from ($):		
Investment income−net:		
Initial shares	(12,718,082)	(10,470,353)
Service shares	(1,102,158)	(952,535)
Total Dividends	**(13,820,240)**	**(11,422,888)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	58,196,296	115,536,630
Service shares	21,783,851	24,248,136
Dividends reinvested:		
Initial shares	12,718,082	10,470,353
Service shares	1,102,158	952,535
Cost of shares redeemed:		
Initial shares	(150,984,809)	(163,523,003)
Service shares	(34,135,074)	(10,401,232)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(91,319,496)**	**(22,716,581)**
Total Increase (Decrease) in Net Assets	**(63,742,842)**	**127,161,806**
Net Assets ($):		
Beginning of Period	910,440,181	783,278,375
End of Period	**846,697,339**	**910,440,181**
Undistributed investment income−net	130,363	219,381

	Year Ended December 31,	
	2004	2003
Capital Share Transactions:		
Initial Shares		
Shares sold	1,672,805	3,772,306
Shares issued for dividends reinvested	357,874	310,231
Shares redeemed	(4,347,023)	(5,327,254)
Net Increase (Decrease) in Shares Outstanding	**(2,316,344)**	**(1,244,717)**
Service Shares		
Shares sold	629,793	797,930
Shares issued for dividends reinvested	31,090	28,309
Shares redeemed	(987,230)	(338,806)
Net Increase (Decrease) in Shares Outstanding	**(326,347)**	**487,433**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

| | Year Ended December 31, | | | | |
Initial Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	34.42	28.79	34.98	38.91	39.87
Investment Operations:					
Investment income−net[a]	.56	.43	.36	.30	.27
Net realized and unrealized gain (loss) on investments	1.18	5.64	(6.19)	(3.93)	(.52)
Total from Investment Operations	1.74	6.07	(5.83)	(3.63)	(.25)
Distributions:					
Dividends from investment income−net	(.60)	(.44)	(.36)	(.30)	(.26)
Dividends from net realized gain on investments	–	–	–	–	(.45)
Total Distributions	(.60)	(.44)	(.36)	(.30)	(.71)
Net asset value, end of period	35.56	34.42	28.79	34.98	38.91
Total Return (%)	5.05	21.17	(16.71)	(9.31)	(.65)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.79	.80	.78	.78	.78
Ratio of net investment income to average net assets	1.60	1.41	1.10	.84	.67
Portfolio Turnover Rate	1.64	4.60	6.61	4.19	6.15
Net Assets, end of period ($ x 1,000)	766,169	821,319	722,706	897,535	1,009,713

[a] Based on average shares outstanding at each month end.
See notes to financial statements.

		Year Ended December 31,			
Service Shares	2004	2003	2002	2001	2000 [a]
Per Share Data ($):					
Net asset value, beginning of period	34.31	28.71	34.89	38.91	38.91
Investment Operations:					
Investment income—net	.46[b]	.36[b]	.29[b]	.18[b]	–
Net realized and unrealized gain (loss) on investments	1.19	5.61	(6.17)	(3.94)	–
Total from Investment Operations	1.65	5.97	(5.88)	(3.76)	–
Distributions:					
Dividends from investment income—net	(.50)	(.37)	(.30)	(.26)	–
Net asset value, end of period	35.46	34.31	28.71	34.89	38.91
Total Return (%)	4.80	20.83	(16.89)	(9.63)	–
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.04	1.05	1.02	1.10	–
Ratio of net investment income to average net assets	1.34	1.16	.91	.53	–
Portfolio Turnover Rate	1.64	4.60	6.61	4.19	6.15
Net Assets, end of period ($ x 1,000)	80,529	89,121	60,572	35,632	1

[a] *The portfolio commenced offering Service shares on December 31, 2000.*
[b] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Appreciation Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide long-term capital growth consistent with the preservation of capital. The Dreyfus Corporation ("Dreyfus") serves as the portfolio's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Fayez Sarofim & Co. ("Sarofim") serves as the portfolio's sub-investment adviser.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least

102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $130,363, accumulated capital losses $57,003,881 and unrealized appreciation $175,571,631.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2004. If not applied, $6,595,648 of the carryover expires in fiscal 2009, $23,015,684 expires in fiscal 2010, $20,683,522 expires in fiscal 2011 and $6,709,027 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2004 and December 31, 2003 were as follows: ordinary income $13,820,240 and $11,422,888, respectively.

During the period ended December 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for foreign currency transactions, the portfolio increased accumulated undistributed investment income-net by $1,784 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio at rates based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding during the period ended December 31, 2004 was approximately $1,175,300, with a related weighted average annualized interest rate of 1.81%.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is based on the value of the portfolio's average daily net assets and is computed at the following annual rates: .55 of 1% of the first $150 million; .50 of 1% of the next $150 million; and

.375 of 1% over $300 million. The fee is payable monthly. Pursuant to a Sub-Investment Advisory Agreement with Sarofim, the sub-investment advisory fee is based upon the value of the portfolio's average daily net assets and is computed at the following annual rates: .20 of 1% of the first $150 million; .25 of 1% of the next $150 million; and .375 of 1% over $300 million. The fee is payable monthly.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2004, Service shares were charged $203,374 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2004, the portfolio was charged $486 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement to provide custodial services for the portfolio. During the period ended December 31, 2004, the portfolio was charged $64,246 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $305,575, Rule 12b-1 distribution plan fees $16,790, custodian fees $10,065 and transfer agency per account fees $152.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the portfolio may invest its available cash in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by Dreyfus.

(e) During the period ended December 31, 2004, the portfolio incurred total brokerage commissions of $114,930 of which $240 was paid to Harborside Plus Inc., a wholly-owned subsidiary of Mellon Financial.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2004, amounted to $14,281,877 and $104,499,369, respectively.

At December 31, 2004, the cost of investments for federal income tax purposes was $672,400,432; accordingly, accumulated net unrealized appreciation on investments was $175,571,631, consisting of $207,994,545 gross unrealized appreciation and $32,422,914 gross unrealized depreciation.

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled <u>In re Dreyfus Mutual Funds Fee Litigation</u> also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, Appreciation Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Variable Investment Fund, Appreciation Portfolio (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2004 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, Appreciation Portfolio at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
February 4, 2005

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the portfolio hereby designates 100% of the ordinary dividends paid during the fiscal year ended December 31, 2004 as qualifying for the corporate dividends received deduction. Shareholders will receive notification in January 2005 of the percentage applicable to the preparation of their 2004 income tax returns.

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

David P. Feldman (65)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 51

James F. Henry (74)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President, CPR Institute for Dispute Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)

No. of Portfolios for which Board Member Serves: 22

Rosalind Gersten Jacobs (79)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Merchandise and marketing consultant

No. of Portfolios for which Board Member Serves: 33

Dr. Paul A. Marks (78)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center (Retired 1999)

Other Board Memberships and Affiliations:
• Pfizer, Inc., a pharmaceutical company, Director-Emeritus
• Atom Pharm, Director
• Lazard Freres & Company, LLC, Senior Adviser
• Merck, Consultant

No. of Portfolios for which Board Member Serves: 22

————————

Dr. Martin Peretz (65)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2001)
• Co-Chairman of TheStreet.com, a financial daily on the web

Other Board Memberships and Affiliations:
• Academy for Liberal Education, an accrediting agency for colleges and universities certified by the U.S. Department of Education, Director
• Digital Learning Group, LLC, an online publisher of college textbooks, Director
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• YIVO Institute for Jewish Research, Trustee

No. of Portfolios for which Board Member Serves: 22

————————

Bert W. Wasserman (72)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Financial Consultant

Other Board Memberships and Affiliations:
• Lillian Vernon Corporation, Director

No. of Portfolios for which Board Member Serves: 22

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Irving Kristol, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of Dreyfus, and an officer of 92 investment companies (comprised of 185 portfolios) managed by Dreyfus. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 59 years old and has been an employee of Dreyfus since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of Dreyfus, and an officer of 92 investment companies (comprised of 185 portfolios) managed by Dreyfus. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 51 years old and has been an employee of Dreyfus since January 2000. Prior to joining Dreyfus, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of Dreyfus, and an officer of 93 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 58 years old and has been an employee of Dreyfus since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of Dreyfus, and an officer of 90 investment companies (comprised of 194 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since October 1991.

ROBERT R. MULLERY, Assistant Secretary since March 2000.

Associate General Counsel of Dreyfus, and an officer of 26 investment companies (comprised of 60 portfolios) managed by Dreyfus. He is 52 years old and has been an employee of Dreyfus since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of Dreyfus, and an officer of 93 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 55 years old and has been an employee of Dreyfus since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of Dreyfus, and an officer of 93 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 46 years old and has been an employee of Dreyfus since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 26 investment companies (comprised of 102 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of Dreyfus, and an officer of 19 investment companies (comprised of 75 portfolios) managed by Dreyfus. He is 36 years old and has been an employee of Dreyfus since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of Dreyfus, and an officer of 39 investment companies (comprised of 84 portfolios) managed by Dreyfus. He is 40 years old and has been an employee of Dreyfus since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 27 investment companies (comprised of 107 portfolios) managed by Dreyfus. He is 37 years old and has been an employee of Dreyfus since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of Dreyfus, and an officer of 93 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 50 years old and has been an employee of Dreyfus since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of Dreyfus and The Dreyfus Family of Funds (93 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with Dreyfus since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 196 portfolios) managed by Dreyfus. He is 34 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Variable
Investment Fund,
Appreciation Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Advisor

Fayez Sarofim & Co.
Two Houston Center
Suite 2907
Houston, TX 77010

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2004, is available through the portfolio's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0112AR1204

Dreyfus Variable Investment Fund, Balanced Portfolio

ANNUAL REPORT December 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

THE PORTFOLIO

2   Letter from the Chairman

3   Discussion of Performance

6   Portfolio Performance

8   Understanding Your Portfolio's Expenses

8   Comparing Your Portfolio's Expenses
      With Those of Other Funds

9   Statement of Investments

16   Statement of Assets and Liabilities

17   Statement of Operations

18   Statement of Changes in Net Assets

20   Financial Highlights

22   Notes to Financial Statements

31   Report of Independent Registered
      Public Accounting Firm

32   Important Tax Information

32   Proxy Results

33   Board Members Information

35   Officers of the Fund

FOR MORE INFORMATION

Back Cover



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Variable Investment Fund, Balanced Portfolio, covering the 12-month period from January 1, 2004, through December 31, 2004. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio managers, Thomas Plumb, David Duchow, Timothy O'Brien and Clint Oppermann, of Wisconsin Capital Management, Inc., the portfolio's sub-investment adviser.

2004 represented another year of positive performance for both stocks and bonds. Unlike the 2003 rallies, however, in which rising prices were primarily the result of generally improving business conditions, 2004's performance largely reflected the strengths and weaknesses of individual issuers and market sectors. As a result, fundamental research and professional judgment became more important determinants of mutual fund performance in 2004.

What's ahead for stocks and bonds in 2005? No one knows for certain. Positive influences remain in place, including moderately expanding U.S. and global economies and low inflation. Nonetheless, a number of risks — such as rising interest rates and global terrorism — could threaten the market environment.

As always, we urge our shareholders to view the financial markets from a long-term perspective, measured in years rather than weeks or months. One of the best ways to ensure a long-term perspective is to establish an investment plan with the help of your financial advisor, and review it periodically to track your progress toward your financial goals.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 18, 2005



DISCUSSION OF PERFORMANCE

Thomas Plumb, David Duchow, Timothy O'Brien and Clint Oppermann, Portfolio Managers
Wisconsin Capital Management, Inc., Sub-Investment Adviser

How did Dreyfus Variable Investment Fund, Balanced Portfolio perform relative to its benchmark?

For the 12-month period ending December 31, 2004, the portfolio's total returns were 5.64% for its Initial shares and 5.57% for its Service shares.[1] In comparison, the portfolio's benchmark, a hybrid index composed of 60% Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index") and 40% Lehman Brothers U.S. Aggregate Index (the "Lehman Aggregate Index"), achieved a total return of 8.26% for the reporting period.[2] Separately, the S&P 500 Index and the Lehman Aggregate Index achieved total returns of 11.04% and 4.34%, respectively, for the reporting period.

Both stocks and bonds produced generally positive returns in 2004 as a growing economy and low inflation offset headwinds caused by rising interest rates, higher energy prices and geopolitical concerns. The portfolio's returns were modestly lower than its benchmark, primarily due to its security selection strategy and its relatively heavy allocation to stocks over bonds.

We are pleased to announce that on December 10, 2004, Wisconsin Capital Management, Inc. assumed responsibility as sub-investment adviser of the portfolio following shareholder approval of a Sub-Investment Advisory Agreement between The Dreyfus Corporation and Wisconsin Capital Management, Inc.

What is the portfolio's investment approach?

The portfolio seeks high total return through a combination of capital appreciation and current income. To pursue this goal, the portfolio invests in a diversified mix of stocks and bonds of both U.S. and foreign issuers. The portfolio's normal asset allocation is approximately 60% stocks and 40% bonds. However, the portfolio is permitted to invest up to 75%, and as little as 40%, of its assets in stocks and up to 60%, and as little as 25%, of its assets in bonds.

The portfolio's stock investments may include common stocks, preferred stocks and convertible securities, including those purchased in initial public offerings or shortly thereafter.

In choosing stocks, the portfolio employs fundamental analysis, generally seeking companies with strong positions in their industries, and companies with a catalyst that can trigger a price increase (such as accelerating earnings growth, a corporate restructuring or change in management). The portfolio managers seek to create a broadly diversified core portfolio comprised of growth stocks, value stocks and stocks that exhibit characteristics of both investment styles. The managers select stocks based on: *value,* or how a stock is priced relative to its perceived intrinsic worth; *growth,* in this case the sustainability or growth of earnings or cash flow; and *financial profile,* which measures the financial health of the company.

In choosing bonds and other fixed-income securities, the portfolio managers review economic, market and other factors, leading to valuations by sector, maturity and quality.

In allocating assets between stocks and bonds, the portfolio managers assess the relative return and risks of each asset class, analyzing several factors, including interest-rate-adjusted price/earnings ratios, the valuation and volatility levels of stocks relative to bonds, and other economic factors, such as interest rates.

What other factors influenced the portfolio's performance?

For much of the reporting period, lackluster economic growth and rising interest rates held back the stock market's returns. However, stocks rallied strongly during the final two months of the year, after uncertainty surrounding the U.S. presidential election dissipated. Despite rising interest rates during the second half of the year, bonds also fared relatively well as inflation remained persistently low, with corporate bonds producing particularly attractive results.

In addition to benefiting from a relatively heavy emphasis on equities during the stock market's rally toward the end of the year, the portfolio also received strong contributions from its consumer discretionary holdings early in the year and financial stocks during the reporting period's second half. Top performers in the consumer discretionary sector included a number of specialty retailers, while winners in the financials sector included mortgage originator Countrywide Financial, credit card issuer Capital One Financial and government-sponsored enterprise Freddie Mac.

Energy stocks gained value when oil and gas prices surged during the spring and summer of 2004, driving higher the stocks of independent energy companies XTO Energy and Anadarko Petroleum. Health care stocks also produced positive returns overall, with strength among medical devices and equipment companies offsetting weakness among large pharmaceutical producers. For example, defibrillator manufacturer St. Jude Medical and coated stent maker Guidant contributed strongly to the portfolio's performance.

On the other hand, the portfolio's equity returns were constrained primarily by a handful of disappointments in the telecommunications, industrials and consumer staples sectors. Food producer Dean Foods,

European discount airline Ryanair and U.S. railroad CSX Corporation ranked among the greatest detractors from the portfolio's performance for the reporting period.

For much of the year, the portfolio's bond portfolio was structured to approximate the composition of the Lehman Aggregate Index. Later, we focused primarily on short-maturity bonds, including single-A rated corporate bonds and U.S. government securities. This strategy was designed to manage the risks of rising short-term interest rates in a strengthening economy.

What is the portfolio's current strategy?

We have continued to emphasize stocks over bonds. However, we have reduced the portfolio's equity holdings from approximately 90 stocks to around 50 stocks in which we have a high degree of confidence. We have focused primarily on what we believe to be growing companies available at reasonable prices. Recently, we have identified a number of such opportunities among major drug distributors, for-profit education providers and software developers serving the financial services industry. On the other hand, we have identified relatively few reasonably valued opportunities in the energy sector, where values rose sharply in 2004.

The portfolio's fixed-income holdings have continued to focus on shorter-term, investment-grade securities. In our view, this is a prudent strategy in a rising interest-rate environment.

January 18, 2005

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Balanced Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2005, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") is a widely accepted, unmanaged index of U.S. stock market performance. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, Balanced Portfolio Initial shares and Service shares with the Standard & Poor's 500 Composite Stock Price Index, the Lehman Brothers U.S. Aggregate Index, and the Hybrid Index

Average Annual Total Returns *as of 12/31/04*

	Inception Date	1 Year	5 Years	From Inception
Initial shares	**5/1/97**	**5.64%**	**(1.44)%**	**5.04%**
Service shares	**5/1/97**	**5.57%**	**(1.55)%**	**4.96%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. **The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.**

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, Balanced Portfolio on 5/1/97 (inception date of Initial shares) to a $10,000 investment made in each of the

Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index"), the Lehman Brothers U.S. Aggregate Index (the "Lehman Index") and a hybrid index composed of 60% S&P 500 Index and 40% Lehman Index (the "Hybrid Index"). The Hybrid Index is calculated on a year-to-year basis.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2004 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance. The Lehman Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years. The indices do not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Balanced Portfolio from July 1, 2004 to December 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.65	$ 5.16
Ending value (after expenses)	$1,054.10	$1,054.20

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.57	$ 5.08
Ending value (after expenses)	$1,020.61	$1,020.11

† *Expenses are equal to the portfolio's annualized expense ratio of .90% for Initial shares and 1.00% for Service shares, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS
December 31, 2004

Common Stocks—66.6%	Shares	Value ($)
Consumer Discretionary—9.9%		
Blyth	16,000	472,960
Catalina Marketing	34,000	1,007,420
Interpublic Group of Companies	90,000 [a]	1,206,000
Kohl's	24,500 [a]	1,204,665
Liberty Media, Cl. A	96,000 [a]	1,054,080
McDonald's	18,000	577,080
Time Warner	61,000 [a]	1,185,840
Viacom, Cl. B	40,000	1,455,600
		8,163,645
Consumer Staples—6.1%		
Altria Group	22,000	1,344,200
CVS	18,000	811,260
Coca-Cola	37,000	1,540,310
Nestle, ADR	21,000	1,382,719
		5,078,489
Energy—2.4%		
ChevronTexaco	20,000	1,050,200
Exxon Mobil	19,000	973,940
		2,024,140
Financials—9.9%		
Bank of America	25,000	1,174,750
Berkshire Hathaway, Cl. A	7 [a]	615,300
Citigroup	25,500	1,228,590
Fannie Mae	25,000	1,780,250
Freddie Mac	11,000	810,700
J.P. Morgan Chase & Co.	36,000	1,404,360
Marsh & McLennan Cos.	37,500	1,233,750
		8,247,700
Health Care—15.8%		
Bristol-Myers Squibb	39,000	999,180
Cardinal Health	38,000	2,209,700
First Health Group	106,000 [a]	1,983,260
IMS Health	48,000	1,114,080
McKesson	53,000	1,667,380
Merck & Co.	34,000	1,092,760
Pfizer	65,000	1,747,850

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Schering-Plough	41,000	856,080
Wyeth	34,000	1,448,060
		13,118,350
Industrials—8.2%		
Career Education	50,000 [a]	2,000,000
Cendant	45,000	1,052,100
Corinthian Colleges	112,000 [a]	2,110,640
General Electric	45,000	1,642,500
		6,805,240
Information Technology—12.7%		
BISYS Group	115,000 [a]	1,891,750
Electronic Data Systems	78,000	1,801,800
First Data	36,000	1,531,440
Fiserv	39,000 [a]	1,567,410
Lucent Technologies (warrants)	361 [a]	568
Microsoft	68,000	1,816,280
Sabre Holdings	36,000	797,760
Unisys	112,000 [a]	1,140,160
		10,547,168
Telecommunication Services—1.6%		
SBC Communications	50,000	**1,288,500**
Total Common Stocks		
(cost $51,886,543)		**55,273,232**

Preferred Stocks—2.2%		
Auto Manufacturing—.7%		
General Motors		
Cum., $ 2.00	21,000	**533,532**
Banking/Finance—1.5%		
Citigroup Capital,		
Cum., $ 1.60	25,000	666,408
General Motors Acceptance,		
7.375%, 12/16/2044	22,500	573,048
		1,239,456
Total Preferred Stocks		
(cost $1,754,875)		**1,772,988**

Bonds and Notes–26.8%	Principal Amount ($)	Value ($)
Asset-Backed Certificates–.3%		
MBNA Credit Card Master Note Trust, Ser. 2002-C1, Cl. C1, 6.8%, 7/15/2014	233,000	**258,803**
Banks–.5%		
Bank of America, Sr. Notes, 4.375%, 12/1/2010	445,000	**446,901**
Beverages–.1%		
Miller Brewing, Notes, 4.25%, 8/15/2008	90,000 b	**90,894**
Commercial Mortgage Pass-Through Ctfs.–1.3%		
CS First Boston Mortgage Securities Corp., Ser. 1998-C1, Cl. A1A, 6.26%, 5/17/2040	82,486	83,794
First Horizon Alternative Mortgage Securities Corp., Ser. 2004-FA1, Cl. A1A, 6.25%, 10/25/2034	621,344	644,310
Salomon Brothers Mortgage Securities Corp., Ser. 2002-KEY2, Cl. A1, 3.222%, 3/18/2036	328,480	327,186
		1,055,290
Computers–.1%		
International Business Machines, Sr. Notes, 4.75%, 11/29/2012	45,000	**46,023**
Cosmetics/Personal Care–.2%		
Kimberly-Clark, Notes, 5%, 8/15/2013	165,000	**170,291**
Diversified Financial Services–.8%		
Boeing Capital, Bonds, 5.8%, 1/15/2013	53,000	57,259
Ford Motor Credit:		
Notes, 2.67%, 3/13/2007	35,000 c	34,455
Notes, 3.37875%, 9/28/2007	105,000 c	104,320
General Motors Acceptance, Notes, 6.75%, 12/1/2014	135,000	135,426
Goldman Sachs, Notes, 3.875%, 1/15/2009	170,000 d	169,771
Morgan Stanley, Sub. Notes, 4.75%, 4/1/2014	165,000	161,074
		662,305
Electric Utilities–.4%		
Public Service Colorado, Bonds, 4.875%, 3/1/2013	101,000	102,783

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Electric Utilities (continued)		
TXU Energy,		
Sr. Notes, 7%, 3/15/2013	215,000	240,503
		343,286
Electrical Components & Equipment—.1%		
Emerson Electric,		
Bonds, 4.5%, 5/1/2013	120,000	**119,130**
Forest Products & Paper—.1%		
International Paper,		
Notes, 5.85%, 10/30/2012	40,000	**42,688**
Insurance—.2%		
Aspen Insurance,		
Sr. Notes, 6%, 8/15/2014	145,000 [b]	147,719
Chubb,		
Notes, 6%, 11/15/2011	50,000	54,009
		201,728
Mining & Metals—.1%		
Alcoa,		
Notes, 4.25%, 8/15/2007	35,000	**35,622**
Oil & Gas—.1%		
ConocoPhillips,		
Notes, 4.75%, 10/15/2012	120,000	**122,548**
Real Estate—.1%		
EOP Operating,		
Sr. Notes, 7%, 7/15/2011	60,000	**67,754**
Restaurants—.3%		
Yum! Brands,		
Sr. Notes, 8.875%, 4/15/2011	180,000	**222,671**
Structured Index—1.6%		
Morgan Stanley TRACERS,		
Ser. 2002-1, 5.878%, 3/1/2007	1,305,000 [b,e]	**1,352,284**
Telecommunications—3.0%		
British Telecommunications,		
Notes, 8.375%, 12/15/2010	172,000	206,796

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Telecommunications (continued)		
GTE Northwest,		
Debs., 6.3%, 6/1/2010	1,700,000	1,810,571
Knight-Ridder		
Notes, 4.625%, 11/1/2014	197,000	194,542
Sprint Capital,		
Notes, 6.125%, 11/15/2008	140,000	150,269
Verizon Florida,		
Debs., 6.125%, 1/15/2013	93,000 d	99,138
Verizon Wireless Capital,		
Notes, 5.375%, 12/15/2006	30,000	31,088
		2,492,404
U.S. Government−8.2%		
U.S. Treasury Notes:		
7.5%, 2/15/2005	1,965,000	1,978,657
1.625%, 2/28/2006	352,000	347,339
1.5%, 3/31/2006	167,000	164,326
U.S Treasury Inflation		
Protection Securities,		
2.014%, 7/15/2014	3,188,000	3,333,929
3.562%, 4/15/2032	667,000	951,647
		6,775,898
U.S. Government Agencies/ Mortgage-Backed−9.3%		
Federal Home Loan Mortgage Corp.:		
Mortgage Backed:		
4%, 7/15/2022	232,835	233,596
5.5%, 7/1/2034	39,134	39,793
5.5%, 9/1/2034	287,041	291,884
Federal National Mortgage Association:		
Mortgage Backed:		
6%, 5/25/2033	449,930	465,534
5.5%, 8/1/2034	109,585	111,365
5.5%, 9/1/2034	308,492	305,199
6%, 9/1/2034	480,729	497,491

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/		
Mortgage-Backed (continued)		
Government National Mortgage Association I:		
Mortgage Backed:		
6%, 3/15/2029	415,238	431,716
6%, 6/15/2029	48,303	50,250
5.5%, 12/20/2029	159,000	164,592
6%, 12/15/2031	291,009	302,193
6%, 2/15/2032	398,984	414,070
6%, 3/15/2032	59,038	61,270
6%, 4/15/2032	50,510	52,420
6%, 5/15/2032	59,276	61,517
6%, 12/15/2032	83,327	86,478
6%, 1/15/2033	44,996	46,683
5.5%, 4/15/2033	198,140	202,598
6%, 12/15/2033	1,010,740	1,048,642
6%, 1/15/2034	1,801,368	1,868,919
6%, 2/15/2034	660,934	685,720
5.5%, 9/15/2034	321,568	328,701
		7,750,631
Total Bonds and Notes		
(cost $22,175,846)		**22,257,151**

Other Investments−1.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $1,488,000)	1,488,000 [f]	**1,488,000**

Investment of Cash Collateral for Securities Loaned—.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $265,360)	265,360 [f]	**265,360**
Total Investments (cost $77,570,624)	**97.7%**	**81,056,731**
Cash and Receivables (Net)	**2.3%**	**1,893,309**
Net Assets	**100.0%**	**82,950,040**

ADR—American Depository Receipts.

[a] Non-income producing.

[b] Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Trustees. At December 31, 2004, these securities amounted to $1,590,897 or approximately 1.9% of net assets.

[c] Variable rate security—interest rate subject to periodic change.

[d] All or a portion of these securities are on loan. At December 31, 2004, the total market value of the portfolio's securities on loan is $253,930 and the total market value of the collateral held by the portfolio is $265,360.

[e] Security linked to a portfolio of investment grade debt securities.

[f] Investments in affiliated money market mutual funds.

Portfolio Summary [†]

	Value (%)		Value (%)
Health Care	15.8	U.S. Government	8.2
Information Technology	12.7	Consumer Staples	6.1
Banking/Finance	11.9	Telecommunications	4.6
Consumer Discretionary	9.9	Energy	2.4
U.S. Government		Money Market Investments	2.1
Agencies/Mortgage-Backed	9.3	Other	6.5
Industrials	8.2		**97.7**

[†] Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $253,930)–Note 1(c):		
Unaffiliated issuers	75,817,264	79,303,371
Affiliated issuers	1,753,360	1,753,360
Cash		25,866
Receivable for investment securities sold		3,104,507
Dividends and interest receivable		253,785
Receivable for shares of Beneficial Interest subscribed		404
Prepaid expenses and other assets		16,647
		84,457,940
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		56,948
Payable for investment securities purchased		1,141,476
Liability for securities loaned–Note 1(c)		265,360
Payable for shares of Beneficial Interest redeemed		4,483
Accrued expenses		39,633
		1,507,900
Net Assets ($)		**82,950,040**
Composition of Net Assets ($):		
Paid-in capital		95,594,404
Accumulated undistributed investment income–net		274,309
Accumulated net realized gain (loss) on investments		(16,404,780)
Accumulated net unrealized appreciation (depreciation) on investments		3,486,107
Net Assets ($)		**82,950,040**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	61,037,605	21,912,435
Shares Outstanding	4,584,360	1,644,230
Net Asset Value Per Share ($)	**13.31**	**13.33**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2004

Investment Income ($):

Income:

Cash dividends (net of $2,403 foreign taxes withheld at source):	
Unaffiliated issuers	1,109,540
Affiliated issuers	46,558
Interest	1,075,092
Income on securities lending	3,207
Total Income	**2,234,397**
Expenses:	
Investment advisory fee–Note 3(a)	640,392
Distribution fees–Note 3(b)	56,116
Prospectus and shareholders' reports	36,303
Professional fees	35,211
Custodian fees–Note 3(b)	19,079
Trustees' fees and expenses–Note 3(c)	9,054
Shareholder servicing costs–Note 3(b)	4,827
Dividends on securities sold short	1,620
Loan commitment fees–Note 2	670
Miscellaneous	8,442
Total Expenses	**811,714**
Less–waiver of fees due to undertaking–Note 3(a)	(30,057)
Net Expenses	**781,657**
Investment Income–Net	**1,452,740**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments:	
Long transactions	7,934,583
Short sale transactions	(34,517)
Net realized gain (loss) on financial futures	(195,997)
Net Realized Gain (Loss)	**7,704,069**
Net unrealized appreciation (depreciation) on investments (including $5,373 net unrealized appreciation on financial futures)	(4,614,377)
Net Realized and Unrealized Gain (Loss) on Investments	**3,089,692**
Net Increase in Net Assets Resulting from Operations	**4,542,432**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2004	2003
Operations ($):		
Investment income—net	1,452,740	1,067,621
Net realized gain (loss) on investments	7,704,069	(3,466,062)
Net unrealized appreciation (depreciation) on investments	(4,614,377)	16,740,703
Net Increase (Decrease) in Net Assets Resulting from Operations	**4,542,432**	**14,342,262**
Dividends to Shareholders from ($):		
Investment income—net:		
Initial shares	(1,313,856)	(1,131,109)
Service shares	(422,063)	(351,942)
Total Dividends	**(1,735,919)**	**(1,483,051)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	1,535,093	2,731,864
Service shares	1,598,254	2,302,244
Dividends reinvested:		
Initial shares	1,313,856	1,131,109
Service shares	422,063	351,942
Cost of shares redeemed:		
Initial shares	(11,090,415)	(10,978,778)
Service shares	(4,186,838)	(4,750,884)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(10,407,987)**	**(9,212,503)**
Total Increase (Decrease) in Net Assets	**(7,601,474)**	**3,646,708**
Net Assets ($):		
Beginning of Period	90,551,514	86,904,806
End of Period	**82,950,040**	**90,551,514**
Undistributed investment income—net	274,309	295,843

| | Year Ended December 31, | |
	2004	2003
Capital Share Transactions:		
Initial Shares		
Shares sold	119,914	230,849
Shares issued for dividends reinvested	101,379	96,529
Shares redeemed	(863,058)	(949,903)
Net Increase (Decrease) in Shares Outstanding	**(641,765)**	**(622,525)**
Service Shares		
Shares sold	124,997	196,799
Shares issued for dividends reinvested	32,575	30,207
Shares redeemed	(325,263)	(403,686)
Net Increase (Decrease) in Shares Outstanding	**(167,691)**	**(176,680)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
Initial Shares	2004	2003	2002	2001 [a]	2000
Per Share Data ($):					
Net asset value, beginning of period	12.87	11.09	13.34	15.00	16.02
Investment Operations:					
Investment income—net [b]	.22	.15	.19	.27	.52
Net realized and unrealized gain (loss) on investments	.50	1.84	(2.25)	(1.65)	(.97)
Total from Investment Operations	.72	1.99	(2.06)	(1.38)	(.45)
Distributions:					
Dividends from investment income—net	(.28)	(.21)	(.19)	(.28)	(.48)
Dividends from net realized gain on investments	–	–	–	–	(.09)
Total Distributions	(.28)	(.21)	(.19)	(.28)	(.57)
Net asset value, end of period	13.31	12.87	11.09	13.34	15.00
Total Return (%)	5.64	18.14	(15.48)	(9.12)	(2.98)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.88	.89	.85	.85	.85
Ratio of net investment income to average net assets	1.73	1.26	1.58	1.92	3.35
Portfolio Turnover Rate	281.51 [c]	363.02 [c]	388.26	128.44	111.66
Net Assets, end of period ($ x 1,000)	61,038	67,239	64,865	96,290	105,569

[a] As required, effective January 1, 2001, the portfolio has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on debt securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended December 31, 2001 was to decrease net investment income per share by $.01, increase net realized and unrealized gain (loss) on investments per share by $.01, and decrease the ratio of net investment income to average net assets from 2.02% to 1.92%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] The portfolio turnover rates excluding mortgage dollar roll transactions for the years ended December 31, 2004 and December 31, 2003 were 266.40% and 305.71%, respectively.

See notes to financial statements.

	Year Ended December 31,				
Service Shares	2004	2003	2002	2001[a]	2000[b]
Per Share Data ($):					
Net asset value, beginning of period	12.87	11.08	13.33	15.00	15.00
Investment Operations:					
Investment income—net	.21[c]	.14[c]	.17[c]	.22[c]	–
Net realized and unrealized gain (loss) on investments	.50	1.84	(2.24)	(1.63)	–
Total from Investment Operations	.71	1.98	(2.07)	(1.41)	–
Distributions:					
Dividends from investment income—net	(.25)	(.19)	(.18)	(.26)	–
Net asset value, end of period	13.33	12.87	11.08	13.33	15.00
Total Return (%)	5.57	18.02	(15.63)	(9.31)	–
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.13	1.14	1.09	1.16	–
Ratio of net expenses to average net assets	1.00	1.00	1.00	1.00	–
Ratio of net investment income to average net assets	1.62	1.15	1.45	1.66	–
Portfolio Turnover Rate	281.51[d]	363.02[d]	388.26	128.44	111.66
Net Assets, end of period ($ x 1,000)	21,912	23,313	22,040	15,396	–[e]

[a] As required, effective January 1, 2001, the portfolio has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on debt securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended December 31, 2001 was to decrease net investment income per share by $.01, increase net realized and unrealized gain (loss) on investments per share by $.01, and decrease the ratio of net investment income to average net assets from 1.77% to 1.66%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect this change in presentation.

[b] The portfolio commenced offering Service shares on December 31, 2000.

[c] Based on average shares outstanding at each month end.

[d] The portfolio turnover rates excluding mortgage dollar roll transactions for the years ended December 31, 2004 and December 31, 2003 were 266.40% and 305.71%, respectively.

[e] Amount represents less than $1,000.

See notes to financial statements.

NOTE 1–Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Balanced Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. On November 18, 2004, portfolio shareholders approved changing the portfolio's investment objective and a Sub-Investment Advisory Agreement. Effective December 10, 2004, the portfolio's investment objective seeks high return through a combination of capital appreciation and current income. Prior to December 10, 2004, the portfolio's investment objective is long-term capital growth and current income. To pursue this goal, the portfolio invests in a diversified mix of stocks and bonds. The portfolio's normal asset allocation is approximately 60% stocks and 40% bonds. The Dreyfus Corporation ("Dreyfus") serves as the portfolio's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Wisconsin Capital Management, Inc. ("Wisconsin Capital") serves as the portfolio's sub-investment adviser.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Most debt securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Securities listed on the National Market System, for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Debt securities for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other debt securities are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Other securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate. Financial futures are valued at the last sales price.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid quarterly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $298,731, accumulated capital losses $15,657,150 and unrealized appreciation $2,714,055.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2004. If not applied, $3,489,427 of the carryover expires in fiscal 2009, $8,289,370 expires in fiscal 2010 and $3,878,353 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2004 and December 31, 2003, were as follows: ordinary income $1,735,919 and $1,483,051, respectively.

During the period ended December 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for amortization of premiums and treasury inflation protected securities, the portfolio increased accumulated undistributed investment income-net by $261,645, decreased accumulated net realized gain (loss) on investments by $297,915 and increased paid-in capital by $36,270. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2004, the portfolio did not borrow under the Facility.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

Dreyfus has agreed, from January 1, 2004 to December 31, 2005, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1% of the value of the average daily net assets of their class. During the period ended December 31, 2004, Dreyfus waived receipt of fees of $30,057 pursuant to the undertaking.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Wisconsin Capital, the sub-investment advisory fee is payable monthly by Dreyfus, and is based upon the value of the portfolio's average daily net assets, computed at the following annual rates:

Average Net Assets	
0 to $300 million	.25 of 1%
In excess of $300 million	.20 of 1%

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2004, Service shares were charged $56,116 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2004, the portfolio was charged $53 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2004, the portfolio was charged $19,079 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $52,503, Rule 12b-1 distribution plan fees $4,627, transfer agency per account fees $10 and custodian fees $3,634, which are offset against an expense reimbursement currently in effect in the amount of $3,826.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the portfolio may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The following summarizes the aggregate amount of purchases and sales of investment securities and securities sold short, excluding short-term securities and financial futures, during the period ended December 31, 2004 of which $12,501,339 in purchases and $12,520,531 in sales were from dollar roll transactions:

	Purchases	Sales
Long transactions	233,040,780	244,574,973
Short sale transactions	282,780	–
Total	**233,323,560**	**244,574,973**

A mortgage dollar roll transaction involves a sale by the portfolio of mortgage related securities that it holds with an agreement by the portfolio to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The portfolio is engaged in short-selling which obligates the portfolio to replace the security borrowed by purchasing the security at current market value. The portfolio would incur a loss if the price of the security increases between the date of the short sale and the date on which the portfolio replaces the borrowed security. The portfolio would realize a gain if the price of the security declines between those dates. Until the portfolio replaces the borrowed security, the portfolio will maintain daily, a segregated account with a broker or custodian of permissable liquid assets sufficient to cover its short position. At December 31, 2004, there were no securities sold short outstanding.

The portfolio may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The portfolio is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. At December 31, 2004, there were no financial futures contracts outstanding.

At December 31, 2004, the cost of investments for federal income tax purposes was $78,342,676; accordingly, accumulated net unrealized appreciation on investments was $2,714,055, consisting of $3,990,246 gross unrealized appreciation and $1,276,191 gross unrealized depreciation.

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the

Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, Balanced Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Variable Investment Fund, Balanced Portfolio (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2004 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, Balanced Portfolio at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 4, 2005

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the portfolio hereby designates 62.05% of the ordinary dividends paid during the fiscal year ended December 31, 2004 as qualifying for the corporate dividends received deduction. Shareholders will receive notification in January 2005 of the percentage applicable to the preparation of their 2004 income tax returns.

PROXY RESULTS (Unaudited)

Dreyfus Variable Investment Fund, Balanced Portfolio held a special meeting of shareholders on November 18, 2004. The proposals considered at the meeting, and the results, are as follows:

	Shares		
	For	Against	Abstained
To change the portfolio's investment objective	5,790,688	105,078	538,848
To approve a Sub-Investment Advisory Agreement between Dreyfus and Wisconsin Capital Management, Inc.	5,896,860	103,321	434,433

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

————————

David P. Feldman (65)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 51

————————

James F. Henry (74)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President, CPR Institute for Dispute Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)

No. of Portfolios for which Board Member Serves: 22

————————

Rosalind Gersten Jacobs (79)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Merchandise and marketing consultant

No. of Portfolios for which Board Member Serves: 33

Dr. Paul A. Marks (78)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center (Retired 1999)

Other Board Memberships and Affiliations:
• Pfizer, Inc., a pharmaceutical company, Director-Emeritus
• Atom Pharm, Director
• Lazard Freres & Company, LLC, Senior Adviser
• Merck, Consultant

No. of Portfolios for which Board Member Serves: 22

————————

Dr. Martin Peretz (65)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2001)
• Co-Chairman of TheStreet.com, a financial daily on the web

Other Board Memberships and Affiliations:
• Academy for Liberal Education, an accrediting agency for colleges and universities certified by the U.S. Department of Education, Director
• Digital Learning Group, LLC, an online publisher of college textbooks, Director
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• YIVO Institute for Jewish Research, Trustee

No. of Portfolios for which Board Member Serves: 22

————————

Bert W. Wasserman (72)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Financial Consultant

Other Board Memberships and Affiliations:
• Lillian Vernon Corporation, Director

No. of Portfolios for which Board Member Serves: 22

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Irving Kristol, Emeritus Board Member

34

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of Dreyfus, and an officer of 92 investment companies (comprised of 185 portfolios) managed by Dreyfus. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 59 years old and has been an employee of Dreyfus since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of Dreyfus, and an officer of 92 investment companies (comprised of 185 portfolios) managed by Dreyfus. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 51 years old and has been an employee of Dreyfus since January 2000. Prior to joining Dreyfus, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of Dreyfus, and an officer of 93 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 58 years old and has been an employee of Dreyfus since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of Dreyfus, and an officer of 90 investment companies (comprised of 194 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since October 1991.

ROBERT R. MULLERY, Assistant Secretary since March 2000.

Associate General Counsel of Dreyfus, and an officer of 26 investment companies (comprised of 60 portfolios) managed by Dreyfus. He is 52 years old and has been an employee of Dreyfus since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of Dreyfus, and an officer of 93 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 55 years old and has been an employee of Dreyfus since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of Dreyfus, and an officer of 93 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 46 years old and has been an employee of Dreyfus since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 26 investment companies (comprised of 102 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of Dreyfus, and an officer of 19 investment companies (comprised of 75 portfolios) managed by Dreyfus. He is 36 years old and has been an employee of Dreyfus since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of Dreyfus, and an officer of 39 investment companies (comprised of 84 portfolios) managed by Dreyfus. He is 40 years old and has been an employee of Dreyfus since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 27 investment companies (comprised of 107 portfolios) managed by Dreyfus. He is 37 years old and has been an employee of Dreyfus since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of Dreyfus, and an officer of 93 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 50 years old and has been an employee of Dreyfus since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of Dreyfus and The Dreyfus Family of Funds (93 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with Dreyfus since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 196 portfolios) managed by Dreyfus. He is 34 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus Variable Investment Fund, Balanced Portfolio

200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Wisconsin Capital Management, Inc.
1200 John Q. Hammons Drive
Madison, Wisconsin 53717

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144 Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2004, is available through the portfolio's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0154AR1204

Dreyfus Variable Investment Fund, Developing Leaders Portfolio

ANNUAL REPORT December 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

THE PORTFOLIO

2 Letter from the Chairman

3 Discussion of Performance

6 Portfolio Performance

8 Understanding Your Portfolio's Expenses

8 Comparing Your Portfolio's Expenses
        With Those of Other Funds

9 Statement of Investments

13 Statement of Assets and Liabilities

14 Statement of Operations

15 Statement of Changes in Net Assets

16 Financial Highlights

18 Notes to Financial Statements

25 Report of Independent Registered
        Public Accounting Firm

26 Important Tax Information

27 Board Members Information

29 Officers of the Fund

FOR MORE INFORMATION

Back Cover



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Variable Investment Fund, Developing Leaders Portfolio, covering the 12-month period from January 1, 2004, through December 31, 2004. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio managers, Paul Kandel and Hilary Woods.

2004 represented the second consecutive year of positive stock market performance. Unlike the 2003 rally, however, in which most stocks rose as general business conditions improved, 2004's market performance largely reflected the strengths and weaknesses of individual companies and industries. As a result, fundamental research and professional judgment became more important determinants of mutual fund performance in 2004.

What's ahead for stocks in 2005? No one knows for certain. Positive influences remain in place, including moderately expanding U.S. and global economies and low inflation. Nonetheless, a number of risks — such as rising short-term interest rates, currency fluctuations and generally slowing corporate earnings — could threaten the market environment.

As always, we urge our shareholders to view the stock market from a long-term perspective, measured in years rather than weeks or months. One of the best ways to ensure a long-term perspective is to establish an investment plan with the help of your financial advisor, and review it periodically to track your progress toward your financial goals.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 18, 2005



DISCUSSION OF PERFORMANCE

Paul Kandel and Hilary Woods, Portfolio Managers

How did Dreyfus Variable Investment Fund, Developing Leaders Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2004, Dreyfus Variable Investment Fund, Developing Leaders Portfolio produced total returns of 11.34% for its Initial shares and 11.05% for its Service shares.[1] This compares with a total return of 18.33% for the portfolio's benchmark, the Russell 2000 Index (the "Index"), during the same period.[2]

We attribute these results to strong global economic growth and supportive U.S. fiscal policies. Markets rose most sharply during the final months of 2004, with smaller-cap stocks leading the advance. The portfolio participated in the market's climb, delivering particularly good returns in the energy, financials and producer durables areas. However, relatively weak performance in the health care, materials and processing, and consumer discretionary sectors caused the portfolio's performance to underperform the benchmark. Also, the portfolio's lack of exposure to real estate investment trusts (REITs), one of the financial sector's strongest performing groups, and disappointing results from a handful of other holdings caused the portfolio's returns to underperform the benchmark. The portfolio's relative performance also suffered from the exceptional strength of micro-cap stocks during the reporting period. The portfolio generally holds a smaller percentage of these very small company stocks than the benchmark, reflecting our general concerns regarding the quality and liquidity of these issues, and our preference for more fundamentally sound and higher-quality issues.

What is the portfolio's investment approach?

The portfolio invests primarily in companies with market capitalizations of less than $2 billion at the time of purchase. Typically, these companies are characterized by new or innovative products or services that have the potential to enhance earnings or revenue growth. We also consider factors that we believe are likely to affect a stock's performance, such as changes in a company's management or organizational structure.

Our investment approach targets growth-oriented stocks (those companies with earnings or revenues that are expected to grow faster than the overall market), value-oriented stocks (those that appear underpriced according to a variety of financial measurements) and stocks that exhibit both growth and value characteristics.

What other factors influenced the portfolio's performance?

Energy stocks generated the market's greatest gains, fueled by strong industrial demand and rising oil and gas prices. In light of favorable industry fundamentals, the portfolio allocated a relatively large percentage of assets to energy holdings. This decision, along with good individual stock selections among independent exploration and production companies, such as Denbury Resources, Cabot Oil & Gas, and Plains Exploration & Production, enabled the portfolio to produce more positive returns than the benchmark in this sector. Good individual stock selections also produced relatively strong returns for the portfolio's financial services holdings. Top performers included East West Bancorp, which benefited from its exposure to the robust Chinese market; BankAtlantic Bancorp, a fast-growing, consumer-friendly savings and loan institution; and Ventas, a real estate investment trust (REIT) investing in strategically located health care properties. The fund roughly matched the benchmark's rise in the producer durables area, one of the market's best performing sectors.

On the other hand, a few individual stock selections in key sectors caused the fund to underperform its benchmark. Health care proved the fund's most disappointing single sector of investment. The portfolio's weaker performing health care holdings included Corgentech, a biotechnology company that was hurt by the negative results of a drug study; Accredo Health, a pharmaceutical distributor that was impacted by government reimbursement policies; and NDCHealth, a service provider that reported an earnings shortfall during the reporting period. Among materials and processing holdings, steel mill equipment maker GrafTech International missed earnings despite very strong steel demand, while newsprint manufacturer Bowater was undercut by rising costs and declining demand. Finally, in the consumer discretionary sector, specialty retailers Talbots and Linens 'N Things failed to meet expectations, while broadcasting company Emmis Communications was undermined by unexpectedly weak advertising revenues.

What is the portfolio's current strategy?

As of the end of the reporting period, we have emphasized industry groups that we believe are well-positioned for the next phase of the business cycle. We have trimmed the portfolio's exposure to materials and processing stocks, a cyclical group that we believe is unlikely to sustain its recent levels of growth. We have also reduced the portfolio's exposure to stocks in the financial and consumer discretionary sectors that we believe may prove vulnerable to rising interest rates and consumer pullback. Instead, we continue to emphasize energy and producer durables stocks that are positioned to prosper from continuing industrial strength, and have increased exposure to technology stocks that appear attractively valued and likely to benefit from increased corporate capital spending, and health care stocks, particularly those of service providers meeting the increasing needs of an aging population.

January 18, 2005

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objectives and policies of Dreyfus Variable Investment Fund, Developing Leaders Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*
Part of the portfolio's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the portfolio's performance.

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Index is an unmanaged index of small-cap stock performance and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies based on total market capitalization.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, Developing Leaders Portfolio Initial shares and Service shares and the Russell 2000 Index

Average Annual Total Returns *as of 12/31/04*

	1 Year	5 Years	10 Years
Initial shares	**11.34%**	**4.76%**	**10.20%**
Service shares	**11.05%**	**4.52%**	**10.08%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. Part of the portfolio's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the portfolio's performance.

The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, Developing Leaders Portfolio on 12/31/94 to a $10,000 investment made in the Russell 2000 Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2004 (blended performance figures). The blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses. The Index is an unmanaged index and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of 3,000 of the largest U.S. companies by market capitalization. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Developing Leaders Portfolio from July 1, 2004 to December 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.15	$ 5.40
Ending value (after expenses)	$1,065.50	$1,064.00

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.06	$ 5.28
Ending value (after expenses)	$1,021.11	$1,019.91

† *Expenses are equal to the portfolio's annualized expense ratio of .80% for Initial shares and 1.04% for Service shares, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2004

Common Stocks–95.5%	Shares	Value ($)
Autos & Transports–5.4%		
Kansas City Southern	500,000 a	8,865,000
SkyWest	550,000	11,033,000
USF	295,000	11,195,250
Wabtec	610,000	13,005,200
		44,098,450
Consumer–15.7%		
Aeropostale	375,000 a	11,036,250
Emmis Communications, Cl. A	520,000 a	9,978,800
Finish Line, Cl. A	500,000	9,150,000
Intrawest	300,000	6,897,000
Meredith	145,000	7,859,000
PETCO Animal Supplies	250,000 a	9,870,000
Pacific Sunwear of California	490,000 a	10,907,400
Station Casinos	175,000	9,569,000
Talbots	300,000	8,169,000
United Natural Foods	365,000 a	11,351,500
Valassis Communications	288,500 a	10,100,385
WMS Industries	340,000 a,b	11,403,600
Warnaco Group	532,000 a	11,491,200
		127,783,135
Energy–7.1%		
Cabot Oil & Gas	255,500	11,305,875
Denbury Resources	450,000 a	12,352,500
Key Energy Services	850,000 a	10,030,000
Plains Exploration & Production	482,000 a	12,532,000
TGS Nopec Geophysical	449,300 a	11,465,886
		57,686,261
Financial Services–18.6%		
BOK Financial	215,000 a	10,483,400
BankAtlantic Bancorp, Cl. A	600,000	11,940,000
Boston Private Financial Holdings	370,000	10,422,900
Cullen/Frost Bankers	205,000	9,963,000

Common Stocks (continued)	Shares	Value ($)
Financial Services (continued)		
East West Bancorp	269,500	11,308,220
First Midwest Bancorp	330,000	11,975,700
Global Payments	169,000	9,893,260
Harbor Florida Bancshares	355,000	12,286,550
MAF Bancorp	225,000	10,084,500
Montpelier Re Holdings	267,500	10,285,375
OMEGA Healthcare Investors	925,000	10,915,000
Saxon Capital	410,000	9,835,900
Texas Regional Bancshares, Cl. A	345,000	11,274,600
Webster Financial	200,000	10,128,000
		150,796,405
Health Care—13.1%		
Alexion Pharmaceuticals	325,000 [a]	8,190,000
Apria Healthcare Group	407,500 [a]	13,427,125
Genesis HealthCare	375,000 [a]	13,136,250
IDX Systems	350,000 [a]	12,061,000
Impax Laboratories	600,000 [a]	9,528,000
Magellan Health Services	275,000 [a]	9,394,000
Medicis Pharmaceutical, Cl. A	275,000	9,655,250
NDCHealth	366,000	6,803,940
NeighborCare	336,000 [a]	10,321,920
Renal Care Group	371,500 [a]	13,370,285
		105,887,770
Materials & Processing—8.0%		
Agnico-Eagle Mines	825,000	11,343,750
Agrium	699,000	11,778,150
Chesapeake	375,000	10,185,000
GrafTech International	1,000,000 [a]	9,460,000
Olin	548,500	12,077,970
Wheaton River Minerals	3,032,000 [a]	9,884,320
		64,729,190

Common Stocks (continued)	Shares	Value ($)
Producer Durables—9.2%		
Actuant, Cl. A	210,000 a	10,951,500
Albany International, Cl. A	320,000	11,251,200
Gardner Denver	205,400 a	7,453,966
Ritchie Bros. Auctioneers	381,000	12,595,860
Triumph Group	298,000 a	11,771,000
United Defense Industries	250,000 a	11,812,500
WESCO International	300,000 a	8,892,000
		74,728,026
Technology—13.9%		
CACI International, Cl. A	150,000 a	10,219,500
Exar	690,000 a	9,791,100
Hyperion Solutions	135,000 a	6,293,700
InfoSpace	173,000 a	8,226,150
Integrated Circuit Systems	360,000 a	7,531,200
Plexus	700,000 a	9,107,000
Quest Software	725,000 a	11,563,750
Silicon Image	475,000 a	7,818,500
Skyworks Solutions	1,000,000 a	9,430,000
Sycamore Networks	1,782,000 a	7,234,920
TIBCO Software	1,000,000 a	13,340,000
Varian Semiconductor Equipment Associates	325,000 a	11,976,250
		112,532,070
Utilities & Other—4.5%		
Arch Coal	300,000	10,662,000
OGE Energy	295,000	7,820,450
UIL Holdings	175,000	8,977,500
Vectren	335,000	8,978,000
		36,437,950
Total Common Stocks		
(cost $601,140,235)		**774,679,257**

Other Investments—4.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $37,422,000)	37,422,000 c	**37,422,000**
Investment of Cash Collateral for Securities Loaned—1.5%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $11,900,000)	11,900,000 c	**11,900,000**
Total Investments (cost $650,462,235)	**101.6%**	**824,001,257**
Liabilities, Less Cash and Receivables	**(1.6%)**	**(12,997,234)**
Net Assets	**100.0%**	**811,004,023**

a   Non-income producing.
b   This security is on loan. At December 31, 2004, the total market value of the portfolio's security on loan is $11,403,600 and the total market value of the collateral held by the portfolio is $11,900,000.
c   Investments in affiliated money market mutual funds.

Portfolio Summary [†]

	Value (%)		Value (%)
Financial Services	18.6	Energy	7.1
Consumer	15.7	Money Market Investments	6.1
Technology	13.9	Autos & Transport	5.4
Health Care	13.1	Utilities & Other	4.5
Producer Durables	9.2		
Materials & Processing	8.0		**101.6**

†   Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $11,403,600)–Note 1(c):		
Unaffiliated issuers	601,140,235	774,679,257
Affiliated issuers	49,322,000	49,322,000
Cash		133,498
Cash denominated in foreign currencies	166,392	173,187
Dividends and interest receivable		839,153
Receivable for shares of Beneficial Interest subscribed		4,679
Prepaid expenses		16,584
		825,168,358
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		525,404
Liability for securities on loan–Note 1(c)		11,900,000
Payable for shares of Beneficial Interest redeemed		1,663,285
Accrued expenses		75,646
		14,164,335
Net Assets ($)		**811,004,023**
Composition of Net Assets ($):		
Paid-in capital		694,305,389
Accumulated undistributed investment income–net		508,750
Accumulated net realized gain (loss) on investments		(57,355,933)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		173,545,817
Net Assets ($)		**811,004,023**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	788,942,820	22,061,203
Shares Outstanding	18,989,068	535,157
Net Asset Value Per Share ($)	**41.55**	**41.22**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2004

Investment Income ($):	
Income:	
Cash dividends (net of $55,759 foreign taxes withheld at source):	
Unaffiliated issuers	7,167,333
Affiliated issuers	519,319
Income from securities lending	68,643
Total Income	**7,755,295**
Expenses:	
Investment advisory fee–Note 3(a)	5,852,263
Prospectus and shareholders' reports	96,892
Trustees' fees and expenses–Note 3(c)	71,904
Custodian fees–Note 3(b)	59,118
Distribution fees–Note 3(b)	50,970
Professional fees	37,330
Shareholder servicing costs–Note 3(b)	37,278
Loan commitment fees–Note 2	6,187
Miscellaneous	14,197
Total Expenses	**6,226,139**
Less–reduction in custody fees due to earnings credits–Note 1(c)	(387)
Net Expenses	**6,225,752**
Investment Income–Net	**1,529,543**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	48,901,062
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	33,039,125
Net Realized and Unrealized Gain (Loss) on Investments	**81,940,187**
Net Increase in Net Assets Resulting from Operations	**83,469,730**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2004	2003
Operations ($):		
Investment income−net	1,529,543	171,225
Net realized gain (loss) on investments	48,901,062	(7,755,901)
Net unrealized appreciation (depreciation) on investments	33,039,125	189,919,681
Net Increase (Decrease) in Net Assets Resulting from Operations	**83,469,730**	**182,335,005**
Dividends to Shareholders from ($):		
Investment income−net:		
Initial shares	**(1,506,023)**	**(191,547)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	58,479,227	141,542,406
Service shares	7,722,696	5,413,892
Dividends reinvested:		
Initial shares	1,506,023	191,547
Cost of shares redeemed:		
Initial shares	(95,845,376)	(152,689,640)
Service shares	(5,211,288)	(2,576,974)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(33,348,718)**	**(8,118,769)**
Total Increase (Decrease) in Net Assets	**48,614,989**	**174,024,689**
Net Assets ($):		
Beginning of Period	762,389,034	588,364,345
End of Period	**811,004,023**	**762,389,034**
Undistributed investment income−net	508,750	−
Capital Share Transactions (Shares):		
Initial Shares		
Shares sold	1,499,986	4,641,650
Shares issued for dividends reinvested	36,750	5,211
Shares redeemed	(2,467,053)	(5,058,387)
Net Increase (Decrease) in Shares Outstanding	**(930,317)**	**(411,526)**
Service Shares		
Shares sold	199,242	170,027
Shares redeemed	(136,149)	(83,573)
Net Increase (Decrease) in Shares Outstanding	**63,093**	**86,454**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

			Year Ended December 31,		
Initial Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	37.39	28.40	35.13	40.30	66.34
Investment Operations:					
Investment income−net [a]	.08	.01	.01	.11	.17
Net realized and unrealized gain (loss) on investments	4.16	8.99	(6.73)	(2.63)	7.16
Total from Investment Operations	4.24	9.00	(6.72)	(2.52)	7.33
Distributions:					
Dividends from investment income−net	(.08)	(.01)	(.01)	(.17)	(.27)
Dividends from net realized gain on investments	−	−	−	(1.38)	(33.10)
Dividends in excess of net realized gain on investments	−	−	−	(1.10)	−
Total Distributions	(.08)	(.01)	(.01)	(2.65)	(33.37)
Net asset value, end of period	41.55	37.39	28.40	35.13	40.30
Total Return (%)	11.34	31.69	(19.12)	(6.12)	13.31
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.79	.82	.81	.79	.78
Ratio of net expenses to average net assets	.79	.82	.81	.79	.78
Ratio of net investment income to average net assets	.20	.03	.02	.29	.24
Portfolio Turnover Rate	56.06	69.34	52.41	84.45	64.99
Net Assets, end of period ($ x 1,000)	788,943	744,866	577,468	687,283	688,070

[a] Based on average shares outstanding at each month end.
See notes to financial statements.

	Year Ended December 31,				
Service Shares	2004	2003	2002	2001	2000[a]
Per Share Data ($):					
Net asset value, beginning of period	37.12	28.26	35.02	40.30	40.30
Investment Operations:					
Investment (loss)−net	(.02)[b]	(.07)[b]	(.03)[b]	(.01)[b]	−
Net realized and unrealized gain (loss) on investments	4.12	8.93	(6.72)	(2.67)	−
Total from Investment Operations	4.10	8.86	(6.75)	(2.68)	−
Distributions:					
Dividends from investment income−net	−	−	(.01)	(.12)	−
Dividends from net realized gain on investments	−	−	−	(1.38)	−
Dividends in excess of net realized gain on investments	−	−	−	(1.10)	−
Total Distributions	−	−	(.01)	(2.60)	−
Net asset value, end of period	41.22	37.12	28.26	35.02	40.30
Total Return (%)	11.05	31.35	(19.31)	(6.47)	−
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.04	1.07	1.05	1.11	−
Ratio of net expenses to average net assets	1.04	1.07	1.05	1.11	−
Ratio of net investment (loss) to average net assets	(.04)	(.22)	(.11)	(.02)	−
Portfolio Turnover Rate	56.06	69.34	52.41	84.45	64.99
Net Assets, end of period ($ x 1,000)	22,061	17,523	10,896	5,796	1

[a] *The portfolio commenced offering Service shares on December 31, 2000.*
[b] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Developing Leaders Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2004, the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $54,226,304 and unrealized appreciation $170,924,938.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2004. If not applied, $35,667,011 of the carryover expires in fiscal 2010 and $18,559,293 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2004 and December 31, 2003, were as follows: ordinary income $1,506,023 and $191,547, respectively.

During the period ended December 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for real estate investment trusts and distributions in excess of investment income, the portfolio increased accumulated undistributed investment income-net by $485,230 and decreased paid-in capital by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2004, the portfolio did not borrow under the Facility.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2004, Service shares were charged $50,970 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2004, the portfolio was charged $868 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2004, the portfolio was charged $59,118 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $511,101, Rule 12b-1 distribution plan fees $4,597, custodian fees $9,556 and transfer agency per account fees $150.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the portfolio invests its available cash balances in affiliated money market mutual funds as shown in the portfolio's Statement of Investments. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2004, amounted to $417,015,019 and $469,897,294, respectively.

At December 31, 2004, the cost of investments for federal income tax purposes was $653,083,114; accordingly, accumulated net unrealized appreciation on investments was $170,918,143, consisting of $196,050,400 gross unrealized appreciation and $25,132,257 gross unrealized depreciation.

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended

Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled <u>In re Dreyfus Mutual Funds Fee Litigation</u> also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, Developing Leaders Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Variable Investment Fund, Developing Leaders Portfolio (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2004 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, Developing Leaders Portfolio at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 4, 2005

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the portfolio also hereby designates 100% of the ordinary dividends paid during the fiscal year ended December 31, 2004 as qualifying for the corporate dividends received deduction. Shareholders will receive notification in January 2005 of the percentage applicable to the preparation of their 2004 income tax returns.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

————————

David P. Feldman (65)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 51

————————

James F. Henry (74)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President, CPR Institute for Dispute Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)

No. of Portfolios for which Board Member Serves: 22

————————

Rosalind Gersten Jacobs (79)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Merchandise and marketing consultant

No. of Portfolios for which Board Member Serves: 33

Dr. Paul A. Marks (78)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center (Retired 1999)

Other Board Memberships and Affiliations:
• Pfizer, Inc., a pharmaceutical company, Director-Emeritus
• Atom Pharm, Director
• Lazard Freres & Company, LLC, Senior Adviser
• Merck, Consultant

No. of Portfolios for which Board Member Serves: 22

————————

Dr. Martin Peretz (65)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2001)
• Co-Chairman of TheStreet.com, a financial daily on the web

Other Board Memberships and Affiliations:
• Academy for Liberal Education, an accrediting agency for colleges and universities certified by the U.S. Department of Education, Director
• Digital Learning Group, LLC, an online publisher of college textbooks, Director
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• YIVO Institute for Jewish Research, Trustee

No. of Portfolios for which Board Member Serves: 22

————————

Bert W. Wasserman (72)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Financial Consultant

Other Board Memberships and Affiliations:
• Lillian Vernon Corporation, Director

No. of Portfolios for which Board Member Serves: 22

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c⁄o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Irving Kristol, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 90 investment companies (comprised of 194 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

ROBERT R. MULLERY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 60 portfolios) managed by the Manager. He is 52 years old and has been an employee of the Manager since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 102 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 19 investment companies (comprised of 75 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 39 investment companies (comprised of 84 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 107 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (93 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 196 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Variable
Investment Fund,
Developing Leaders Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2004, is available through the portfolio's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0121AR1204

Dreyfus Variable Investment Fund, Disciplined Stock Portfolio

ANNUAL REPORT December 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

THE PORTFOLIO

2   Letter from the Chairman

3   Discussion of Performance

6   Portfolio Performance

8   Understanding Your Portfolio's Expenses

8   Comparing Your Portfolio's Expenses
       With Those of Other Funds

9   Statement of Investments

13 Statement of Assets and Liabilities

14 Statement of Operations

15 Statement of Changes in Net Assets

17 Financial Highlights

19 Notes to Financial Statements

26 Report of Independent Registered
       Public Accounting Firm

27 Important Tax Information

28 Board Members Information

30 Officers of the Fund

FOR MORE INFORMATION

Back Cover

The Portfolio



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Variable Investment Fund, Disciplined Stock Portfolio, covering the 12-month period from January 1, 2004, through December 31, 2004. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio manager, Sean P. Fitzgibbon.

2004 represented the second consecutive year of positive stock market performance. Unlike the 2003 rally, however, in which most stocks rose as general business conditions improved, 2004's market performance largely reflected the strengths and weaknesses of individual companies and industries. As a result, fundamental research and professional judgment became more important determinants of mutual fund performance in 2004.

What's ahead for stocks in 2005? No one knows for certain. Positive influences remain in place, including moderately expanding U.S. and global economies and low inflation. Nonetheless, a number of risks — such as rising short-term interest rates, currency fluctuations and generally slowing corporate earnings — could threaten the market environment.

As always, we urge our shareholders to view the stock market from a long-term perspective, measured in years rather than weeks or months. One of the best ways to ensure a long-term perspective is to establish an investment plan with the help of your financial advisor, and review it periodically to track your progress toward your financial goals.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 18, 2005



DISCUSSION OF PERFORMANCE

Sean P. Fitzgibbon, Portfolio Manager

How did Dreyfus Variable Investment Fund, Disciplined Stock Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2004, the portfolio achieved total returns of 7.87% for its Initial shares and 7.64% for its Service shares.[1] For the same period, the total return of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), the portfolio's benchmark, was 11.04%.[2]

We attribute these results to steady U.S. and global economic growth. Rising levels of industrial activity boosted most market sectors — particularly energy, industrial machinery and raw materials — despite difficult business conditions among certain other industry groups and ongoing geopolitical instability. The portfolio generally shared in the market's advance. However, weak industry fundamentals hurt several holdings in the technology sector, while certain other holdings provided disappointing returns due to a variety of issues. As a result, the portfolio's returns underperformed the benchmark's return during the reporting period.

What is the portfolio's investment approach?

The portfolio seeks investment returns (consisting of capital appreciation and income) that are greater than the total return performance of stocks represented by the S&P 500 Index. The portfolio normally invests at least 80% of its assets in stocks, and focuses on stocks of large-cap companies. The portfolio invests in growth and value stocks, which are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management. We identify potential investments through a quantitative analytic process that sifts through a universe of approximately 2,000 stocks in search of those that are not only undervalued according to our criteria but also exhibit what we believe to be higher-than-expected earnings potential and financial health. A team of experienced analysts examines the fundamentals of what we believe are the top candidates. The portfolio manager then decides which stocks to purchase and whether any current holdings should be sold.

In addition to identifying what we believe are attractive investment opportunities, we also attempt to manage risks by diversifying across companies and industries. The portfolio is structured so that its sector weightings and risk characteristics are generally similar to those of the S&P 500 Index.

What other factors influenced the portfolio's performance?

Rising oil and gas prices drove energy stocks sharply higher during the reporting period. The portfolio's performance benefited from its relatively heavy exposure to energy companies and several good stock selections. Top performers included exploration and production companies Occidental Petroleum, Devon Energy and Apache; refinery operator Valero Energy; and integrated oil producer ConocoPhillips.

Performance compared to the benchmark also was boosted by favorable stock selections in several other sectors. In the health care area, the portfolio de-emphasized troubled large-cap pharmaceutical companies, focusing instead on service providers, such as Aetna and UnitedHealth Group, which fared relatively well. Among utilities, the portfolio successfully avoided most telecommunications companies, focusing instead on high dividend-yielding electric utilities, such as Exelon, PPL and Entergy, which the market favored. Particularly good performers in other areas included household product producers Procter & Gamble and Kimberly-Clark, which adapted well to a competitive global business environment; industrial conglomerates Tyco International and Pentair, which benefited from rising customer demand; and regional bank SouthTrust, which received an attractive buy-out offer.

On the negative side, much of the portfolio's weakness compared to the benchmark arose from disappointments in the technology sector. Lackluster demand undermined semiconductor-related holdings, such as Linear Technology and Agilent Technologies, while accounting difficulties hurt communications equipment company Nortel Networks and software developer Veritas.

The portfolio's returns also suffered among industry groups and individual stocks in other sectors. General Motors and Dana lost ground due to declining market share among domestic automotive producers. Holdings in employment-dependent companies, such as Paychex and

Manpower, were undermined by a weak job creation environment. The portfolio's lack of aerospace and defense holdings detracted from relative returns in the producer goods sector. Lack of clear market direction during most of the reporting period led to unfortunate timing in the purchase and sale of holdings such as mining companies Phelps Dodge and Alcan, media company The News Corporation and financial institution Bank of America. Finally, a few other holdings, including Comcast, St. Paul Travelers Cos., Union Pacific, Coca-Cola and IVAX were hurt by company-specific difficulties.

What is the portfolio's current strategy?

Sean Fitzgibbon stepped in as the primary portfolio manager on October 20, 2004, and has maintained the portfolio's largely sector-neutral investment strategy and profile. In light of favorable industry fundamentals, the portfolio currently maintains a slightly greater emphasis than the benchmark on energy stocks. Within other sectors, we are targeting specific businesses and industries that we believe are well-positioned in the current economic environment, such as diversified industrials, non-interest-rate sensitive financials, leisure activity service providers and health care services companies.

January 18, 2005

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Disciplined Stock Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2005, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

PORTFOLIO PERFORMANCE



Dreyfus Variable Investment Fund,
Disciplined Stock Portfolio (Initial shares) ——

Dreyfus Variable Investment Fund,
Disciplined Stock Portfolio (Service shares) ·····

Standard & Poor's 500
Composite Stock Price Index† ——

$21,280
$19,066
$18,923

Years Ended 12/31

Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, Disciplined Stock Portfolio Initial shares and Service shares and the Standard & Poor's 500 Composite Stock Price Index

Average Annual Total Returns *as of 12/31/04*

	Inception Date	1 Year	5 Years	From Inception
Initial shares	**5/1/96**	**7.87%**	**(4.07)%**	**7.73%**
Service shares	**5/1/96**	**7.64%**	**(4.21)%**	**7.63%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. **The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.**

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, Disciplined Stock Portfolio on 5/1/96 (inception date of Initial shares) to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2004 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Index is a widely accepted, unmanaged index of U.S. stock market performance, which does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Disciplined Stock Portfolio from July 1, 2004 to December 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.57	$ 5.19
Ending value (after expenses)	$1,065.00	$1,063.90

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.47	$ 5.08
Ending value (after expenses)	$1,020.71	$1,020.11

† *Expenses are equal to the portfolio's annualized expense ratio of .88% for Initial shares and 1.00% for Service shares, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2004

Common Stocks−99.2%	Shares	Value ($)
Consumer Cyclical−11.0%		
Carnival	23,640	1,362,373
Coach	18,440 a	1,040,016
Comcast, Cl. A	28,710 a	955,469
Marriott International, Cl. A	20,180	1,270,936
McDonald's	35,750	1,146,145
PETCO Animal Supplies	14,900 a	588,252
Staples	33,770	1,138,387
Target	23,030	1,195,948
Time Warner	64,960 a	1,262,822
Viacom, Cl. B	27,060	984,713
Walt Disney	55,470	1,542,066
		12,487,127
Consumer Staples−11.4%		
Archer-Daniels-Midland	52,160	1,163,690
Brown-Forman, Cl. B	12,090	588,541
Costco Wholesale	24,830	1,202,020
Estee Lauder Cos., Cl. A	17,130	784,040
Gillette	24,940	1,116,813
Kellogg	22,490	1,004,403
Kimberly-Clark	15,010	987,808
Procter & Gamble	36,800	2,026,944
Reynolds American	14,080	1,106,688
Wal-Mart Stores	34,550	1,824,931
Walgreen	27,240	1,045,199
		12,851,077
Energy Related−7.8%		
Anadarko Petroleum	9,220	597,548
ChevronTexaco	20,030	1,051,775
ConocoPhillips	19,350	1,680,161
Devon Energy	21,780	847,678
Exxon Mobil	66,330	3,400,076
Newfield Exploration	8,610 a	508,420
Weatherford International	15,510 a	795,663
		8,881,321
Health Care−12.5%		
Aetna	5,970	744,758
Boston Scientific	21,300 a	757,215

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Charles River Laboratories International	11,890 a	547,059
Fisher Scientific International	14,860 a	926,967
Genzyme	7,080 a	411,136
GlaxoSmithKline, ADR	12,160	576,262
Hospira	24,350 a	815,725
Johnson & Johnson	29,620	1,878,500
Laboratory Corp. of America Holdings	13,900 a	692,498
Pfizer	48,644	1,308,037
Sanofi-Aventis, ADR	14,350	574,717
Triad Hospitals	7,300 a	271,633
Waters	14,240 a	666,290
WellPoint	11,810 a	1,358,150
Wyeth	37,920	1,615,013
Zimmer Holdings	11,730 a	939,808
		14,083,768
Interest Sensitive−20.3%		
Ambac Financial Group	7,000	574,910
American Express	18,680	1,052,992
American International Group	33,791	2,219,055
Bank of America	67,160	3,155,848
Boston Properties	8,240	532,881
CIT Group	6,150	281,793
Capital One Financial	17,940	1,510,727
Chubb	18,570	1,428,033
Citigroup	79,440	3,827,419
Franklin Resources	23,960	1,668,814
Goldman Sachs Group	22,450	2,335,698
Lehman Brothers Holdings	11,200	979,776
Merrill Lynch	9,340	558,252
Morgan Stanley	5,100	283,152
Radian Group	17,220	916,793
Wachovia	32,130	1,690,038
		23,016,181
Producer Goods−15.6%		
Air Products & Chemicals	12,790	741,436
Alcoa	36,360	1,142,431
Burlington Northern Santa Fe	13,060	617,869

Common Stocks (continued)	Shares	Value ($)
Producer Goods (continued)		
Deere & Co.	10,820	805,008
Dow Chemical	12,410	614,419
E. I. du Pont de Nemours	9,670	474,314
Eaton	12,900	933,444
FedEx	6,430	633,291
General Dynamics	7,760	811,696
General Electric	89,250	3,257,625
Ingersoll-Rand, Cl. A	10,820	868,846
Manpower	18,440	890,652
Norfolk Southern	17,180	621,744
PACCAR	11,580	931,958
PPG Industries	5,000	340,800
3M	9,800	804,286
Textron	8,910	657,558
Tyco International	35,320	1,262,337
United Technologies	11,640	1,202,994
		17,612,708
Technology—15.5%		
Alliance Data Systems	12,100 [a]	574,508
Altera	31,020 [a]	642,114
Autodesk	22,720 [b]	862,224
Cisco Systems	143,880 [a]	2,776,884
Cognizant Technology Solutions	15,800	668,814
EMC	70,300 [a]	1,045,361
Intel	77,600	1,815,064
International Business Machines	27,910	2,751,368
Lucent Technologies (warrants)	288 [a]	454
Microsoft	122,780	3,279,454
Motorola	58,560	1,007,232
QUALCOMM	11,520	488,448
Texas Instruments	35,350	870,317
VeriSign	23,000 [a]	770,960
		17,553,202
Utilities—5.1%		
Constellation Energy Group	14,270	623,742
Exelon	23,290	1,026,390
PG&E	37,880 [a]	1,260,646

Common Stocks (continued)	Shares	Value ($)
Utilities (continued)		
SBC Communications	21,470	553,282
Sempra Energy	16,000	586,880
Verizon Communications	43,340	1,755,703
		5,806,643
Total Common Stocks (cost $92,169,942)		**112,292,027**

Short-Term Investments–.7%	Principal Amount ($)	Value ($)
U.S. Treasury Bills;		
1.84%, 2/24/2005 (cost $749,924)	752,000	**749,857**

Investment of Cash Collateral for Securities Loaned–.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $886,080)	886,080 c	**886,080**
Total Investments (cost $93,805,946)	**100.7%**	**113,927,964**
Liabilities, Less Cash and Receivables	**(.7%)**	**(763,635)**
Net Assets	**100.0%**	**113,164,329**

ADR—American Depository Receipts.
a Non-income producing.
b This security is on loan. At December 31, 2004, the total market value of the portfolio's security on loan is $862,224 and the total market value of the collateral held by the portfolio is $886,080.
c Investment in affiliated money market mutual fund.

Portfolio Summary†

	Value (%)		Value (%)
Interest Sensitive	20.3	Energy Related	7.8
Producer Goods	15.6	Utilities	5.1
Technology	15.5	Short-Term/	
Health Care	12.5	Money Market Investments	1.5
Consumer Staples	11.4		
Consumer Cyclical	11.0		**100.7**

† Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $862,224)–Note 1(b):		
Unaffiliated issuers	92,919,866	113,041,884
Affiliated issuers	886,080	886,080
Cash		72,476
Receivable for investment securities sold		1,491,706
Dividends and interest receivable		118,739
Receivable for shares of Beneficial Interest subscribed		46,216
Prepaid expenses		730
		115,657,831
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		77,762
Payable for investment securities purchased		1,471,368
Liability for securities on loan–Note 1(b)		886,080
Payable for shares of Beneficial Interest redeemed		10,661
Accrued expenses		47,631
		2,493,502
Net Assets ($)		**113,164,329**
Composition of Net Assets ($):		
Paid-in capital		121,315,848
Accumulated undistributed investment income–net		1,955
Accumulated net realized gain (loss) on investments		(28,275,492)
Accumulated net unrealized appreciation (depreciation) on investments		20,122,018
Net Assets ($)		**113,164,329**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	103,416,552	9,747,777
Shares Outstanding	4,941,711	466,474
Net Asset Value Per Share ($)	**20.93**	**20.90**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2004

Investment Income ($):	
Income:	
Cash dividends (net of $3,300 foreign taxes withheld at source)	2,172,361
Interest	8,685
Income from securities lending	2,248
Total Income	**2,183,294**
Expenses:	
Investment advisory fee—Note 3(a)	864,501
Prospectus and shareholders' reports	34,481
Professional fees	32,881
Custodian fees—Note 3(b)	24,643
Distribution fees—Note 3(b)	24,632
Trustees' fees and expenses—Note 3(c)	11,294
Shareholder servicing costs—Note 3(b)	6,491
Loan commitment fees—Note 2	1,113
Interest expense—Note 2	97
Registration fees	87
Miscellaneous	3,765
Total Expenses	**1,003,985**
Less—waiver of fees due to undertaking—Note 3(a)	(9,657)
Net Expenses	**994,328**
Investment Income—Net	**1,188,966**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	15,349,371
Net unrealized appreciation (depreciation) on investments	(8,166,167)
Net Realized and Unrealized Gain (Loss) on Investments	**7,183,204**
Net Increase in Net Assets Resulting from Operations	**8,372,170**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2004	2003
Operations ($):		
Investment income–net	1,188,966	896,074
Net realized gain (loss) on investments	15,349,371	(1,692,191)
Net unrealized appreciation (depreciation) on investments	(8,166,167)	24,729,425
Net Increase (Decrease) in Net Assets Resulting from Operations	**8,372,170**	**23,933,308**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial shares	(1,359,657)	(850,803)
Service shares	(110,438)	(63,630)
Total Dividends	**(1,470,095)**	**(914,433)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	2,270,271	3,475,615
Service shares	433,322	927,471
Dividends reinvested:		
Initial shares	1,359,657	850,803
Service shares	110,438	63,630
Cost of shares redeemed:		
Initial shares	(17,871,990)	(20,442,820)
Service shares	(1,690,439)	(1,796,640)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(15,388,741)**	**(16,921,941)**
Total Increase (Decrease) in Net Assets	**(8,486,666)**	**6,096,934**
Net Assets ($):		
Beginning of Period	121,650,995	115,554,061
End of Period	**113,164,329**	**121,650,995**
Undistributed investment income–net	1,955	12,201

	Year Ended December 31,	
	2004	2003
Capital Share Transactions:		
Initial Shares		
Shares sold	114,692	195,477
Shares issued for dividends reinvested	65,032	44,246
Shares redeemed	(900,487)	(1,209,659)
Net Increase (Decrease) in Shares Outstanding	**(720,763)**	**(969,936)**
Service Shares		
Shares sold	21,907	55,956
Shares issued for dividends reinvested	5,286	3,320
Shares redeemed	(85,389)	(105,845)
Net Increase (Decrease) in Shares Outstanding	**(58,196)**	**(46,569)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
Initial Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	19.66	16.04	20.89	24.19	26.92
Investment Operations:					
Investment income−net a	.21	.14	.12	.09	.06
Net realized and unrealized gain (loss) on investments	1.34	3.63	(4.84)	(3.30)	(2.53)
Total from Investment Operations	1.55	3.77	(4.72)	(3.21)	(2.47)
Distributions:					
Dividends from investment income−net	(.28)	(.15)	(.13)	(.09)	(.05)
Dividends from net realized gain on investments	–	–	–	–	(.21)
Total Distributions	(.28)	(.15)	(.13)	(.09)	(.26)
Net asset value, end of period	20.93	19.66	16.04	20.89	24.19
Total Return (%)	7.87	23.53	(22.61)	(13.27)	(9.14)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.85	.85	.83	.81	.81
Ratio of net investment income to average net assets	1.04	.81	.64	.40	.21
Portfolio Turnover Rate	83.64	52.74	47.47	48.22	51.44
Net Assets, end of period ($ x 1,000)	103,417	111,352	106,404	172,360	222,920

a   Based on average shares outstanding at each month end.
See notes to financial statements.

	Year Ended December 31,				
Service Shares	2004	2003	2002	2001	2000[a]
Per Share Data ($):					
Net asset value, beginning of period	19.63	16.02	20.86	24.19	24.19
Investment Operations:					
Investment income–net	.18[b]	.11[b]	.09[b]	.05[b]	–
Net realized and unrealized gain (loss) on investments	1.33	3.62	(4.83)	(3.30)	–
Total from Investment Operations	1.51	3.73	(4.74)	(3.25)	–
Distributions:					
Dividends from investment income–net	(.24)	(.12)	(.10)	(.08)	–
Net asset value, end of period	20.90	19.63	16.02	20.86	24.19
Total Return (%)	7.64	23.31	(22.72)	(13.46)	–
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.10	1.09	1.06	1.13	–
Ratio of net expenses to average net assets	1.00	1.00	1.00	1.00	–
Ratio of net investment income to average net assets	.90	.65	.49	.26	–
Portfolio Turnover Rate	83.64	52.74	47.47	48.22	51.44
Net Assets, end of period ($ x 1,000)	9,748	10,299	9,150	7,929	1

[a] *The portfolio commenced offering Service shares on December 31, 2000.*
[b] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Disciplined Stock Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide investment returns (consisting of capital appreciation and income) that are greater than the total return performance of stocks represented by the Standard & Poor's 500 Composite Stock Price Index. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2004, the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $27,308,551 and unrealized appreciation $19,157,032.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2004. If not applied, $6,839,557 of the carryover expires in fiscal 2009, $16,383,626 expires in fiscal 2010 and $4,085,368 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2004 and December 31, 2003 were as follows: ordinary income $1,470,095 and $914,433, respectively.

During the period ended December 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for real estate investment trusts, the portfolio increased accumulated undistributed investment income-net by $270,883, increased accumulated net realized gain (loss) on investments by $1,262 and decreased paid-in capital by $272,145. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding during the period ended December 31, 2004 was approximately $4,100, with a related weighted average annualized interest rate of 2.36%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

The Manager has undertaken, from January 1, 2004, to December 31, 2005, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed an annual rate of 1% of the value of the average daily net assets of their class. During the period ended December 31, 2004, the Manager waived receipt of fees of $9,657, pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2004, Service shares were charged $24,632 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2004, the portfolio was charged $213 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement to provide custodial services for the portfolio. During the period ended December 31, 2004, the portfolio was charged $24,643 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $72,372, Rule 12b-1 distribution plan fees $2,065, custodian fees $5,000 and transfer agency per account fees $40, which are offset against an expense reimbursement currently in effect in the amount of $1,715.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2004, amounted to $95,816,592 and $111,122,145, respectively.

At December 31, 2004, the cost of investments for federal income tax purposes was $94,770,932; accordingly, accumulated net unrealized appreciation on investments was $19,157,032, consisting of $20,440,130 gross unrealized appreciation and $1,283,098 gross unrealized depreciation.

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services,

Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, Disciplined Stock Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Variable Investment Fund, Disciplined Stock Portfolio (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2004 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, Disciplined Stock Portfolio at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 4, 2005

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the portfolio hereby designates 100% of the ordinary dividends paid during the fiscal year ended December 31, 2004 as qualifying for the corporate dividends received deduction. Shareholders will receive notification in January 2005 of the percentage applicable to the preparation of their 2004 income tax returns.

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

David P. Feldman (65)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 51

James F. Henry (74)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President, CPR Institute for Dispute Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)

No. of Portfolios for which Board Member Serves: 22

Rosalind Gersten Jacobs (79)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Merchandise and marketing consultant

No. of Portfolios for which Board Member Serves: 33

Dr. Paul A. Marks (78)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center (Retired 1999)

Other Board Memberships and Affiliations:
• Pfizer, Inc., a pharmaceutical company, Director-Emeritus
• Atom Pharm, Director
• Lazard Freres & Company, LLC, Senior Adviser
• Merck, Consultant

No. of Portfolios for which Board Member Serves: 22

————————

Dr. Martin Peretz (65)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2001)
• Co-Chairman of TheStreet.com, a financial daily on the web

Other Board Memberships and Affiliations:
• Academy for Liberal Education, an accrediting agency for colleges and universities certified by the U.S. Department of Education, Director
• Digital Learning Group, LLC, an online publisher of college textbooks, Director
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• YIVO Institute for Jewish Research, Trustee

No. of Portfolios for which Board Member Serves: 22

————————

Bert W. Wasserman (72)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Financial Consultant

Other Board Memberships and Affiliations:
• Lillian Vernon Corporation, Director

No. of Portfolios for which Board Member Serves: 22

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Irving Kristol, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 90 investment companies (comprised of 194 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

ROBERT R. MULLERY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 60 portfolios) managed by the Manager. He is 52 years old and has been an employee of the Manager since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 102 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 19 investment companies (comprised of 75 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 39 investment companies (comprised of 84 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 107 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (93 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 196 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Variable
Investment Fund,
Disciplined Stock Portfolio**

200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2004, is available through the portfolio's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0150AR1204

Dreyfus Variable Investment Fund, Growth and Income Portfolio

ANNUAL REPORT December 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

THE PORTFOLIO

2 Letter from the Chairman

3 Discussion of Performance

6 Portfolio Performance

8 Understanding Your Portfolio's Expenses

8 Comparing Your Portfolio's Expenses
With Those of Other Funds

9 Statement of Investments

13 Statement of Assets and Liabilities

14 Statement of Operations

15 Statement of Changes in Net Assets

17 Financial Highlights

19 Notes to Financial Statements

28 Report of Independent Registered
Public Accounting Firm

29 Important Tax Information

30 Board Members Information

32 Officers of the Fund

FOR MORE INFORMATION

Back Cover



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Variable Investment Fund, Growth and Income Portfolio, covering the 12-month period from January 1, 2004, through December 31, 2004. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio manager, L. Emerson Tuttle.

2004 represented the second consecutive year of positive stock market performance. Unlike the 2003 rally, however, in which most stocks rose as general business conditions improved, 2004's market performance largely reflected the strengths and weaknesses of individual companies and industries. As a result, fundamental research and professional judgment became more important determinants of mutual fund performance in 2004.

What's ahead for stocks in 2005? No one knows for certain. Positive influences remain in place, including moderately expanding U.S. and global economies and low inflation. Nonetheless, a number of risks — such as rising short-term interest rates, currency fluctuations and generally slowing corporate earnings — could threaten the market environment.

As always, we urge our shareholders to view the stock market from a long-term perspective, measured in years rather than weeks or months. One of the best ways to ensure a long-term perspective is to establish an investment plan with the help of your financial advisor, and review it periodically to track your progress toward your financial goals.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 18, 2005



DISCUSSION OF PERFORMANCE

L. Emerson Tuttle, Portfolio Manager

How did Dreyfus Variable Investment Fund, Growth and Income Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2004, the portfolio achieved total returns of 7.47% for its Initial shares and 7.22% for its Service shares.[1] For the same period, the total return of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), the portfolio's benchmark, was 11.04%.[2]

We attribute the portfolio's overall performance to stronger U.S. and global economic growth, which led to improving business fundamentals and created a positive environment for stocks. A post-election rally during the final months of 2004 produced the market's greatest gains. While the portfolio participated in the market's advance, disappointing individual stock selections in the technology, telecommunications and industrials sectors caused the portfolio to underperform the benchmark.

What is the portfolio's investment approach?

The portfolio seeks long-term capital growth, current income and growth of income consistent with reasonable investment risk. To pursue this goal, the portfolio invests primarily in stocks, bonds and money market instruments of domestic and foreign issuers. The portfolio's stock investments may include common stocks, preferred stocks and convertible securities, including those purchased in initial public offerings or shortly thereafter.

The portfolio's investment strategy combines market economics with fundamental research. The portfolio managers begin by assessing current economic conditions and forecasting economic expectations. Each economic sector of the Standard and Poor's 500 Composite Index (S&P 500) is examined to determine the sector's market-capitalized weighting and to estimate the performance of the sector relative to the S&P 500 as a whole. A balance is determined for the portfolio, giving greater weight to sectors that are expected to outperform the overall market and less weight to sectors that are expected to underperform the overall market.

In choosing stocks, the portfolio employs fundamental analysis, generally seeking companies with strong positions in their industries, and companies with a catalyst that can trigger a price increase (such as accelerating earnings growth, a corporate restructuring or change in management). The portfolio manager seeks to create a broadly diversified core portfolio comprised of growth stocks, value stocks and stocks that exhibit characteristics of both investment styles. Income is generated primarily from dividend-paying stocks in which the portfolio may invest. The manager selects stocks based on:

• *value,* or how a stock is priced relative to its perceived intrinsic worth
• *growth,* in this case the sustainability or growth of earnings or cash flow
• *financial profile,* which measures the financial health of the company

What other factors influenced the portfolio's performance?

Strong industrial demand and rising oil and gas prices fueled sharp gains in the energy sector. While the portfolio maintained slightly lighter exposure to energy stocks than the benchmark, good individual stock selections, including exploration and production companies such as XTO Energy and diversified energy companies such as Exxon Mobil, enabled the portfolio to nearly match the benchmark's energy-related returns. Performance also proved to be strong in the utilities sector, another of the market's better-performing sectors, where the portfolio emphasized electric utilities. Among financial stocks, the market's single largest sector, the portfolio roughly matched the benchmark's advance. Top performers included mortgage broker Countrywide Financial and property insurer Fidelity National Financial.

The portfolio further enhanced performance through good stock selections in the health care and consumer discretionary sectors. In the health care sector, which represented one of the market's weaker sectors in 2004, the portfolio generally avoided troubled large-cap pharmaceutical firms, focusing instead on equipment and supply companies, such as C.R. Bard, St. Jude Medical and Fisher Scientific International. Among consumer discretionary holdings, gains in specialty retailers such as Staples and PETsMART, and in multi-line retailers such as Target, more than made up for the lackluster performance of media holdings and for the portfolio's relatively light exposure to Internet-related retailers.

The portfolio encountered its most significant disappointments in the technology sector. While some technology holdings, such as VeriSign, contributed positively to returns, most suffered declines. Notably weak performers included computer and peripheral companies such as Hewlett-Packard and semiconductor-related companies such as equipment makers KLA-Tencor and Applied Materials. In the telecommunications services sector, the portfolio's lack of exposure to wireless communications stocks compromised its relative performance. The portfolio's returns also faltered in the industrials sector, where company-specific issues affected for-profit education provider Corinthian Colleges, European discount airline Ryanair and construction equipment manufacturer Caterpillar, offsetting gains in diversified conglomerate Tyco International.

What is the portfolio's current strategy?

L. Emerson Tuttle took the reins as portfolio manager in October 2004. In the ensuing months, we began the process of modifying the portfolio to better reflect both top-down economic analyses and bottom-up analyst recommendations. By actively adjusting sector weightings and reducing the number of holdings in the portfolio, we increased the portfolio's emphasis on the specific stocks in which we have the highest degree of confidence.

As of December 31, 2004, the portfolio's total number of holdings has been reduced to 93 stocks from approximately 120 at the beginning of the reporting period. The process of adjusting sector weightings has led to mildly overweighted positions in the technology, industrial and energy sectors, and slightly underweighted positions among interest-rate-sensitive financials and consumer staples. However, the portfolio's basic investment strategy remains unchanged.

January 18, 2005

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Growth and Income Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2005, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, Growth and Income Portfolio Initial shares and Service shares and the Standard and Poor's 500 Composite Stock Price Index

Average Annual Total Returns *as of 12/31/04*

	1 Year	5 Years	10 Years
Initial shares	**7.47%**	**(1.65)%**	**10.57%**
Service shares	**7.22%**	**(1.82)%**	**10.48%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, Growth and Income Portfolio on 12/31/94 to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2004 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Index is a widely accepted, unmanaged index of U.S. stock market performance. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Growth and Income Portfolio from July 1, 2004 to December 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.26	$ 5.19
Ending value (after expenses)	$1,067.00	$1,066.20

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.17	$ 5.08
Ending value (after expenses)	$1,021.01	$1,020.11

† *Expenses are equal to the portfolio's annualized expense ratio of .82% for Initial shares and 1.00% for Service shares, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2004

Common Stocks—98.3%	Shares	Value ($)
Consumer Discretionary—9.8%		
Carnival	42,000	2,420,460
Comcast, Cl. A	50,941 [a]	1,695,317
Disney (Walt)	80,000	2,224,000
Federated Department Stores	25,900	1,496,761
Hilton Hotels	143,400	3,260,916
International Game Technology	27,300	938,574
Lamar Advertising	33,800 [a]	1,445,964
PetSmart	30,700	1,090,771
Staples	70,700	2,383,297
Target	27,000	1,402,110
Time Warner	111,300 [a]	2,163,672
Univision Communications, Cl. A	35,600 [a]	1,042,012
Viacom, Cl. B	62,696	2,281,507
		23,845,361
Consumer Staples—7.5%		
Altria Group	72,800	4,448,080
General Mills	15,700	780,447
PepsiCo	91,300	4,765,860
Procter & Gamble	58,300	3,211,164
Wal-Mart Stores	96,400	5,091,848
		18,297,399
Energy—8.3%		
Anadarko Petroleum	35,100	2,274,831
BP, ADR	21,700	1,267,280
ChevronTexaco	92,200	4,841,422
ConocoPhillips	15,800	1,371,914
Exxon Mobil	205,800	10,549,308
		20,304,755
Financial—19.8%		
American Express	24,800	1,397,976
American International Group	67,091	4,405,866
Axis Capital Holdings	28,400	777,024
Bank of America	161,900	7,607,681
Bank of New York	40,000	1,336,800
Capital One Financial	19,900	1,675,779
Citigroup	145,535	7,011,876
Countrywide Financial	101,600	3,760,216

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
Federal National Mortgage Association	45,000	3,204,450
Fidelity National Financial	38,500	1,758,295
Fifth Third Bancorp	22,400	1,059,072
Goldman Sachs Group	24,000	2,496,960
J.P. Morgan Chase & Co.	85,460	3,333,795
Merrill Lynch	32,300	1,930,571
Morgan Stanley	35,700	1,982,064
Wachovia	38,300	2,014,580
Willis Group Holdings	61,300	2,523,721
		48,276,726
Health Care−14.3%		
Bard (C.R.)	13,400	857,332
Bristol-Myers Squibb	84,300	2,159,766
Fisher Scientific International	40,800 [a]	2,545,104
Genzyme	33,700 [a]	1,956,959
Gilead Sciences	35,300 [a]	1,235,147
Hospira	44,800 [a]	1,500,800
Johnson & Johnson	70,000	4,439,400
Lilly (Eli) & Co.	25,800	1,464,150
Medtronic	26,100	1,296,387
Novartis, ADR	95,600	4,831,624
PacifiCare Health Systems	30,700 [a]	1,735,164
Pfizer	36,100	970,729
Schering-Plough	240,100	5,013,288
St. Jude Medical	59,500 [a]	2,494,835
Thermo Electron	77,400 [a]	2,336,706
		34,837,391
Industrials−11.9%		
AMR	66,700 [a,b]	730,365
Caterpillar	28,300	2,759,533
Danaher	27,900 [b]	1,601,739
Eaton	51,100	3,697,596
Emerson Electric	51,600	3,617,160
General Electric	262,300	9,573,950
3M	20,000	1,641,400
Tyco International	47,300	1,690,502

Common Stocks (continued)	Shares	Value ($)
Industrials (continued)		
United Parcel Service, Cl. B	28,300	2,418,518
United Technologies	13,600	1,405,560
		29,136,323
Information Technology—18.3%		
Accenture	52,000 [a]	1,404,000
Altera	65,100 [a]	1,347,570
Amdocs	51,900 [a]	1,362,375
Cisco Systems	146,600 [a]	2,829,380
Computer Sciences	28,100 [a]	1,583,997
Dell	98,300 [a]	4,142,362
First Data	27,700 [b]	1,178,358
Intel	139,000	3,251,210
International Business Machines	62,800	6,190,824
Microsoft	279,900	7,476,129
Motorola	187,900	3,231,880
National Semiconductor	69,200	1,242,140
Oracle	218,700 [a]	3,000,564
QUALCOMM	36,300	1,539,120
SunGard Data Systems	50,800 [a]	1,439,164
Texas Instruments	39,700	977,414
VeriSign	72,300 [a]	2,423,496
		44,619,983
Materials—2.7%		
Air Products & Chemicals	33,500	1,941,995
du Pont (EI) de Nemours	78,800	3,865,140
Sigma-Aldrich	12,300	743,658
		6,550,793
Telecommunication Services—2.7%		
SBC Communications	136,100	3,507,297
Verizon Communications	74,700	3,026,097
		6,533,394
Utilities—3.0%		
Consolidated Edison	27,900 [b]	1,220,625
Dominion Resources	19,000	1,287,060
Exelon	31,200	1,374,984
FPL Group	16,400 [b]	1,225,900

Common Stocks (continued)	Shares	Value ($)
Utilities (continued)		
KeySpan	20,600	812,670
Southern	41,000	1,374,320
		7,295,559
Total Common Stocks		
(cost $198,175,316)		**239,697,684**

Other Investments—1.0%		
Registered Investment Company:		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $2,378,000)	2,378,000 ᶜ	**2,378,000**

Investment of Cash Collateral for Securities Loaned—1.9%		
Registered Investment Company:		
Dreyfus Institutional Cash Advantage Fund		
(cost $4,781,176)	4,781,176 ᶜ	**4,781,176**

Total Investments (cost $205,334,492)	**101.2%**	**246,856,860**
Liabilities, Less Cash and Receivables	**(1.2%)**	**(2,936,528)**
Net Assets	**100.0%**	**243,920,332**

ADR—American Depository Receipts.
ᵃ Non-income producing.
ᵇ All or a portion of these securities are on loan. At December 31, 2004, the total market value of the portfolio's
*   securities on loan is $4,572,487 and the total market value of the collateral held by portfolio is $4,781,176.*
ᶜ Investments in affiliated money market mutual funds.

Portfolio Summary†

	Value (%)		Value (%)
Financial	19.8	Consumer Staples	7.5
Information Technology	18.3	Utilities	3.0
Health Care	14.3	Money Market Investments	2.9
Industrials	11.9	Materials	2.7
Consumer Discretionary	9.8	Telecommunication Services	2.7
Energy	8.3		**101.2**

† Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $4,572,487)–Note 1(c):		
Unaffiliated issuers	198,175,316	239,697,684
Affiliated issuers	7,159,176	7,159,176
Cash		37,691
Receivable for investment securities sold		1,969,723
Dividends and interest receivable		232,276
Receivable for shares of Beneficial Interest subscribed		3,634
Prepaid expenses		5,028
		249,105,212
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		163,862
Liability for securities on loan–Note 1(c)		4,781,176
Payable for shares of Beneficial Interest redeemed		158,864
Accrued expenses		80,978
		5,184,880
Net Assets ($)		**243,920,332**
Composition of Net Assets ($):		
Paid-in capital		242,223,849
Accumulated undistributed investment income–net		43,620
Accumulated net realized gain (loss) on investments		(39,869,505)
Accumulated net unrealized appreciation (depreciation) on investments		41,522,368
Net Assets ($)		**243,920,332**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	220,447,178	23,473,154
Shares Outstanding	10,301,753	1,096,768
Net Asset Value Per Share ($)	**21.40**	**21.40**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2004

Investment Income ($):

Income:

Cash dividends (net of $10,778 foreign taxes withheld at source):	
Unaffiliated issuers	4,967,541
Affiliated issuers	86,446
Interest	8,177
Income from securities lending	5,885
Total Income	**5,068,049**
Expenses:	
Investment advisory fee–Note 3(a)	1,871,097
Prospectus and shareholders' reports	69,480
Distribution fees–Note 3(b)	58,126
Professional fees	31,366
Custodian fees–Note 3(b)	22,920
Trustees' fees and expenses–Note 3(c)	21,038
Shareholder servicing costs–Note 3(b)	11,404
Dividends on securities sold short	4,860
Loan commitment fees–Note 2	2,132
Miscellaneous	6,355
Total Expenses	**2,098,778**
Less–waiver of fees due to undertaking–Note 3(a)	(15,375)
Less–reduction in custody fees due to earnings credits–Note 1(c)	(101)
Net Expenses	**2,083,302**
Investment Income–Net	**2,984,747**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments:	
Long transactions	9,737,683
Short sale transactions	(103,550)
Net realized gain (loss) on financial futures	300,914
Net Realized Gain (Loss)	**9,935,047**
Net unrealized appreciation (depreciation) on investments and securities sold short [including ($182,654) net unrealized (depreciation) on financial futures]	3,922,915
Net Realized and Unrealized Gain (Loss) on Investments	**13,857,962**
Net Increase in Net Assets Resulting from Operations	**16,842,709**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2004	2003
Operations ($):		
Investment income–net	2,984,747	1,945,117
Net realized gain (loss) on investments	9,935,047	(10,306,299)
Net unrealized appreciation (depreciation) on investments	3,922,915	66,060,660
Net Increase (Decrease) in Net Assets Resulting from Operations	**16,842,709**	**57,699,478**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial shares	(2,740,259)	(1,830,941)
Service shares	(220,109)	(111,916)
Total Dividends	**(2,960,368)**	**(1,942,857)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	9,133,233	13,976,061
Service shares	1,120,251	2,244,742
Dividends reinvested:		
Initial shares	2,740,259	1,830,941
Service shares	220,109	111,916
Cost of shares redeemed:		
Initial shares	(47,893,005)	(49,077,987)
Service shares	(3,444,004)	(3,617,039)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(38,123,157)**	**(34,531,366)**
Total Increase (Decrease) in Net Assets	**(24,240,816)**	**21,225,255**
Net Assets ($):		
Beginning of Period	268,161,148	246,935,893
End of Period	**243,920,332**	**268,161,148**
Undistributed investment income–net	43,620	19,241

	Year Ended December 31,	
	2004	2003
Capital Share Transactions:		
Initial Shares		
Shares sold	451,117	795,436
Shares issued for dividends reinvested	133,226	103,244
Shares redeemed	(2,382,304)	(2,906,671)
Net Increase (Decrease) in Shares Outstanding	**(1,797,961)**	**(2,007,991)**
Service Shares		
Shares sold	55,328	131,364
Shares issued for dividends reinvested	10,725	6,527
Shares redeemed	(169,880)	(209,369)
Net Increase (Decrease) in Shares Outstanding	**(103,827)**	**(71,478)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

		Year Ended December 31,			
Initial Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	20.16	16.06	21.65	23.48	25.48
Investment Operations:					
Investment income−net[a]	.24	.14	.11	.11	.14
Net realized and unrealized gain (loss) on investments	1.25	4.11	(5.59)	(1.49)	(1.10)
Total from Investment Operations	1.49	4.25	(5.48)	(1.38)	(.96)
Distributions:					
Dividends from investment income−net	(.25)	(.15)	(.11)	(.11)	(.15)
Dividends from net realized gain on investments	–	–	–	(.11)	(.89)
Dividends in excess of net realized gain on investments	–	–	–	(.23)	–
Total Distributions	(.25)	(.15)	(.11)	(.45)	(1.04)
Net asset value, end of period	21.40	20.16	16.06	21.65	23.48
Total Return (%)	7.47	26.57	(25.33)	(5.85)	(3.78)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.82	.82	.80	.80	.78
Ratio of net expenses to average net assets	.82	.82	.80	.80	.78
Ratio of net investment income to average net assets	1.21	.81	.58	.48	.56
Portfolio Turnover Rate	52.74	40.68	34.61	33.82	60.90
Net Assets, end of period ($ x 1,000)	220,447	243,973	226,548	385,569	437,407

[a] Based on average shares outstanding at each month end.
See notes to financial statements.

Service Shares	Year Ended December 31,				
	2004	2003	2002	2001	2000[a]
Per Share Data ($):					
Net asset value, beginning of period	20.15	16.03	21.61	23.48	23.48
Investment Operations:					
Investment income—net	.21[b]	.11[b]	.08[b]	.06[b]	–
Net realized and unrealized gain (loss) on investments	1.24	4.10	(5.58)	(1.51)	–
Total from Investment Operations	1.45	4.21	(5.50)	(1.45)	–
Distributions:					
Dividends from investment income—net	(.20)	(.09)	(.08)	(.08)	–
Dividends from net realized gain on investments	–	–	–	(.11)	–
Dividends in excess of net realized gain on investments	–	–	–	(.23)	–
Total Distributions	(.20)	(.09)	(.08)	(.42)	–
Net asset value, end of period	21.40	20.15	16.03	21.61	23.48
Total Return (%)	7.22	26.36	(25.46)	(6.14)	–
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.07	1.07	1.03	1.12	–
Ratio of net expenses to average net assets	1.00	1.01	.98	1.01	–
Ratio of net investment income to average net assets	1.05	.63	.43	.28	–
Portfolio Turnover Rate	52.74	40.68	34.61	33.82	60.90
Net Assets, end of period ($ x 1,000)	23,473	24,188	20,388	16,185	1

[a] *The portfolio commenced offering Service shares on December 31, 2000.*
[b] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Growth and Income Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a non-diversified series. The portfolio's investment objective is to provide long-term capital growth, current income and growth of income, consistent with reasonable investment risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolios' books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. The portfolio declares and pays dividends from investment income-net on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $43,620, accumulated capital losses $39,279,033 and unrealized appreciation $40,931,896.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2004. If not applied, $25,027,652 of the carryover expires in fiscal 2010 and $14,251,381 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2004 and December 31, 2003, were as follows: ordinary income $2,960,368 and $1,942,857, respectively.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2004, the portfolio did not borrow under the Facility.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the portfolios' average daily net assets and is payable monthly.

The Manager has agreed, from January 1, 2004 to December 31, 2005 to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1% of the value of the average daily net assets of their class. During the period ended December 31, 2004, the Manager waived receipt of fees of $15,375, pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2004, Service shares were charged $58,126 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2004, the portfolio was charged $431 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2004, the portfolio was charged $22,920 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $154,333, Rule 12b-1 distribution plan fees $4,949, custodian fees $4,512 and transfer agency per account fees $68.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the portfolio may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The following summarizes the aggregate amount of purchases and sales of investment securities and securities sold short, excluding short-term securities and financial futures, during the period ended December 31, 2004:

	Purchases ($)	Sales ($)
Long transactions	127,041,531	158,705,998
Short sale transactions	848,340	–
Total	**127,889,871**	**158,705,998**

The portfolio is engaged in short-selling which obligates the portfolio to replace the security borrowed by purchasing the security at current market value. The portfolio would incur a loss if the price of the security increases between the date of the short sale and the date on which the portfolio replaces the borrowed security. The portfolio would realize a gain if the price of the security declines between those dates. Until the portfolio replaces the borrowed security, the portfolio will maintain daily, a segregated account with a broker, of permissible liquid assets sufficient to cover its short position. At December 31, 2004, there were no securities sold short outstanding.

The portfolio may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The portfolio is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the portfolio to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the portfolio recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents, up to approximately 10% of the contract amount. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. At December 31, 2004, there were no financial futures contracts oustanding.

At December 31, 2004, the cost of investments for federal income tax purposes was $205,924,964; accordingly, accumulated net unrealized appreciation on investments was $40,931,896, consisting of $46,707,347 gross unrealized appreciation and $5,775,451 gross unrealized depreciation.

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, Growth and Income Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Variable Investment Fund, Growth and Income Portfolio (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2004 and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2004 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, Growth and Income Portfolio at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 4, 2005

IMPORTANT TAX IMFORMATION (Unaudited)

For federal tax purposes, the portfolio designates 100% of the ordinary dividends paid during the fiscal year ended December 31, 2004 as qualifying for the corporate dividends received deduction. Shareholders will receive notification in January 2005 of the percentage applicable to the preparation of their 2004 income tax returns.

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

David P. Feldman (65)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director
- QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 51

James F. Henry (74)
Board Member (1990)

Principal Occupation During Past 5 Years:
- President, CPR Institute for Dispute Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)

No. of Portfolios for which Board Member Serves: 22

Rosalind Gersten Jacobs (79)
Board Member (1990)

Principal Occupation During Past 5 Years:
- Merchandise and marketing consultant

No. of Portfolios for which Board Member Serves: 33

Dr. Paul A. Marks (78)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center (Retired 1999)

Other Board Memberships and Affiliations:
• Pfizer, Inc., a pharmaceutical company, Director-Emeritus
• Atom Pharm, Director
• Lazard Freres & Company, LLC, Senior Adviser
• Merck, Consultant

No. of Portfolios for which Board Member Serves: 22

————————

Dr. Martin Peretz (65)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2001)
• Co-Chairman of TheStreet.com, a financial daily on the web

Other Board Memberships and Affiliations:
• Academy for Liberal Education, an accrediting agency for colleges and universities certified by the U.S. Department of Education, Director
• Digital Learning Group, LLC, an online publisher of college textbooks, Director
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• YIVO Institute for Jewish Research, Trustee

No. of Portfolios for which Board Member Serves: 22

————————

Bert W. Wasserman (72)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Financial Consultant

Other Board Memberships and Affiliations:
• Lillian Vernon Corporation, Director

No. of Portfolios for which Board Member Serves: 22

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c∕o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Irving Kristol, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 90 investment companies (comprised of 194 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

ROBERT R. MULLERY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 60 portfolios) managed by the Manager. He is 52 years old and has been an employee of the Manager since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 102 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 19 investment companies (comprised of 75 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 39 investment companies (comprised of 84 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 107 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (93 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 196 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus Variable
Investment Fund,
Growth and Income Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and
Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q.
The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may
be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information
on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to
vote proxies relating to portfolio securities, and information regarding how the portfolio
voted these proxies for the 12-month period ended June 30, 2004, is available through the
portfolio's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov.
The description of the policies and procedures is also available without charge, upon request,
by calling 1-800-645-6561.



0108AR1204

Dreyfus Variable Investment Fund, International Equity Portfolio

ANNUAL REPORT December 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

THE PORTFOLIO

2   Letter from the Chairman

3   Discussion of Performance

6   Portfolio Performance

8   Understanding Your Portfolio's Expenses

8   Comparing Your Portfolio's Expenses
        With Those of Other Funds

9   Statement of Investments

14 Statement of Assets and Liabilities

15 Statement of Operations

16 Statement of Changes in Net Assets

18 Financial Highlights

20 Notes to Financial Statements

29 Report of Independent Registered
        Public Accounting Firm

30 Important Tax Information

31 Board Members Information

33 Officers of the Fund

FOR MORE INFORMATION

Back Cover



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Variable Investment Fund, International Equity Portfolio, covering the 12-month period from January 1, 2004, through December 31, 2004. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio manager, Paul Butler.

2004 represented another year of positive international stock market performance. Unlike the 2003 rally, however, in which most stocks rose as global business conditions generally improved, 2004's market performance largely reflected the strengths and weakness of individual companies, industries and markets. As a result, fundamental research and professional judgment became more important determinants of international equity performance in 2004.

What's ahead for the world's stock markets in 2005? No one knows for certain. Positive influences remain in place, including moderately expanding U.S. and global economies and low inflation. Nonetheless, a number of risks — such as currency fluctuation and global terrorism — could threaten the market environment.

As always, we urge our shareholders to view the financial markets from a long-term perspective, measured in years rather than weeks or months. One of the best ways to ensure a long-term perspective is to establish an investment plan with the help of your financial advisor, and review it periodically to track your progress toward your financial goals.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 18, 2005



DISCUSSION OF PERFORMANCE

Paul Butler, Portfolio Manager

How did Dreyfus Variable Investment Fund, International Equity Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2004, the portfolio produced total returns of 24.57% for its Initial shares and 24.20% for its Service shares.[1] This compares with a 20.25% total return produced by the portfolio's benchmark, the Morgan Stanley Capital International Europe, Australasia, Far East Index ("MSCI EAFE Index"), for the same period.[2] In addition, the fund is reported in the Lipper International Core category. Over the reporting period, the average total for all funds reported in the category was 17.93%.[3]

International stock markets moved higher over the reporting period as the global economy strengthened in response to the rapid industrialization of formerly third-world economies. The portfolio produced higher returns than its benchmark and Lipper category average, primarily due to the success of its security selection strategy, including an emphasis on companies serving domestic markets in Asia and Latin America.

What is the portfolio's investment approach?

The portfolio seeks capital growth. To pursue its goal, the portfolio primarily invests in growth stocks of foreign companies. Normally, the portfolio invests at least 80% of its assets in stocks, including common stocks, preferred stocks and convertible securities, including those purchased in initial public offerings.

The portfolio focuses on individual stock selection. We do not attempt to predict interest rates or market movements, nor do we have country allocation models or targets. Rather, we choose investments on a company-by-company basis, searching for what we believe are well-managed, well-positioned companies, wherever they may be.

In choosing stocks, the portfolio establishes a global framework within which to select investments. This involves identifying and forecasting key trends in global economic variables, such as gross domestic product, inflation and interest rates; investment themes, such as the impact of new technologies and the globalization of industries and brands; relative values of equity securities, bonds and cash; and long-term trends in currency movements.

Within the markets and sectors determined to be relatively attractive, the portfolio seeks what it believes to be attractively priced companies that possess a sustainable competitive advantage in their market or sector. The portfolio generally will sell securities when themes or strategies change, or when the portfolio determines that the company's prospects have changed, or if the portfolio believes that the company's stock is fully valued by the market.

What other factors influenced the portfolio's performance?

The portfolio was influenced by stronger economic growth throughout the world and the effects of a weakening U.S. dollar relative to other major currencies. Global growth was driven by the transformation of China and India into major global trading partners. In fact, rising demand for oil, steel and other basic materials helped drive commodity and energy prices higher, benefitting markets that derive economic benefits from the development of natural resources. In addition, companies in Western Europe and Japan achieved higher revenues from exports to the faster-growing emerging markets, which helped support their domestic economies.

At the same time, a weaker U.S. dollar relative to the euro, yen and other currencies made overseas investments more valuable for U.S. investors. The declining dollar was primarily the result of low U.S. interest rates and a ballooning federal budget deficit, which increased the supply of U.S. Treasury securities without substantially boosting demand. The portfolio's relative performance benefited from its lack of exposure to MSCI EAFE Index holdings such as Lafarge, which relies heavily on U.S. sales.

In the emerging markets, holdings such as Brazilian oil producer Petroleo Brasileiro, Thai wireless telecommunications provider Advanced Info Service and Korean tobacco company KT&G moved higher from what we believed to be attractive valuations as investors increasingly recognized their growth. Top performers in Europe included Greece's EFG Eurobank Ergasias, Austria's Erste Bank der oesterreichischen Sparkassen, German health care provider Celesio, French construction firm Vinci and U.K. retailer GUS. Although Japanese markets continued to recover from their long downturn, the portfolio's relatively light exposure to Japan prevented it from participating fully in its gains. However, the portfolio maintained relatively heavy positions in other Asian markets, which benefited performance.

As is to be expected from a broadly diversified portfolio, some holdings disappointed us during the reporting period. Chief among them were Brasil Telecom Participacoes and Taiwan's Nanya Technology. The portfolio's relative performance also was hurt by its lack of exposure to MSCI EAFE Index holding BP plc, the global oil producer.

What is the portfolio's current strategy?

As some of the portfolio's holdings have appreciated in value, we have trimmed their positions and redeployed assets to stocks that we consider more defensive. These relatively new investments focus primarily on overseas companies that serve domestic markets and enjoy high levels of free cash flow, including a number of wireless telephone service providers in Italy, New Zealand, Singapore and Brazil. We also have added to the portfolio's holdings of high-quality Canadian companies, primarily in the basic materials sector, that we believe are attractively valued and enjoy favorable supply-and-demand trends. On the other hand, we have continued to maintain relatively light exposure to Japanese and Hong Kong stocks, as well as the technology sector, where either valuations have become stretched or business fundamentals remain relatively unattractive. Finally, we have continued to hedge the portfolio's exposure to the U.S. dollar through positions in currencies such as the euro, the Australian dollar and the Swedish krona.

January 18, 2005

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, International Equity Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*
   Part of the portfolio's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the portfolio's performance. Currently, the portfolio is relatively small in asset size. IPOs tend to have a reduced effect on performance as a portfolio's asset base grows.

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries.*

[3] *Source: Lipper Inc.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, International Equity Portfolio Initial shares and Service shares and the Morgan Stanley Capital International Europe, Australasia, Far East Index

Average Annual Total Returns *as of 12/31/04*

	1 Year	5 Years	10 Years
Initial shares	24.57%	(2.39)%	6.87%
Service shares	24.20%	(2.60)%	6.75%

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. Part of the portfolio's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the portfolio's performance. Currently, the portfolio is relatively small in asset size. IPOs tend to have a reduced effect on performance as a portfolio's asset base grows. **The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.**

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, International Equity Portfolio on 12/31/94 to a $10,000 investment made in the Morgan Stanley Capital

International Europe, Australasia, Far East Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2004 (blended performance figures). The blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses. The Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries and includes net dividends reinvested. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, International Equity Portfolio from July 1, 2004 to December 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 5.88	$ 7.26
Ending value (after expenses)	$1,205.00	$1,203.40

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 5.38	$ 6.65
Ending value (after expenses)	$1,019.81	$1,018.55

† Expenses are equal to the portfolio's annualized expense ratio of 1.06% for Initial shares and 1.31% for Service shares, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

December 31, 2004

Common Stocks−100.7%	Shares	Value ($)
Australia−1.7%		
Multiplex	177,400	**754,674**
Austria−.8%		
Erste Bank der oesterreichischen Sparkassen	6,769	**360,885**
Belgium−2.8%		
Belgacom	15,139 [a]	653,095
KBC Bankverzekeringsholding	7,267	557,000
		1,210,095
Brazil−5.0%		
Brasil Telecom Participacoes, ADR	18,160	692,804
Natura Cosmeticos	27,300	796,593
Petroleo Brasileiro, ADR	17,872	647,145
		2,136,542
Canada−5.0%		
Bank of Nova Scotia	12,900	437,270
Canadian National Railway	7,159	435,669
Dofasco	11,540	436,342
EnCana	6,132	349,320
Oncolytics Biotech	97,300 [a]	449,750
Oncolytics Biotech (Purchase Warrants 2/21/2005)	53,925 [a]	69,613
Oncolytics Biotech (Purchase Warrants 4/5/2005)	30,134 [a]	−
		2,177,964
Chile−.4%		
Corpbanca, ADR	5,900 [a]	**169,625**
France−7.3%		
BNP Paribas	6,090	440,348
France Telecom	22,230	734,630
Sanofi-Aventis	10,349	825,520
Total	3,050	664,917
Vinci	3,570	478,495
		3,143,910
Germany−3.6%		
BASF	6,196	445,491
Celesio	3,699	300,281
Deutsche Boerse	4,417	265,330
Deutsche Postbank	12,100 [a]	533,483
		1,544,585

Common Stocks (continued)	Shares	Value ($)
Greece−2.5%		
EFG Eurobank Ergasias	21,900	750,463
Public Power	11,540	322,183
		1,072,646
Hong Kong−.7%		
China Netcom Group (Hong Kong)	210,500 [a]	**285,722**
India−1.4%		
Reliance Industries, GDR	23,540 [b]	**603,095**
Indonesia−3.1%		
PT Bank Central Asia	2,125,000	681,053
PT Hanjaya Mandala Sampoerna	897,000	642,612
		1,323,665
Italy−5.5%		
Assicurazioni Generali	9,085	307,748
Enel	48,500	475,699
Eni	15,200	379,826
Telecom Italia	245,950	797,437
UniCredito Italiano	75,100	430,955
		2,391,665
Japan−11.6%		
ACOM	6,740	504,423
ASAHI BREWERIES	32,000	396,234
Hitachi	65,000	450,310
JFE	10,200	291,116
Japan Retail Fund Investment	76	641,460
MATSUI SECURITIES	10,300	358,794
NEC Electronics	5,500	268,332
Nippon Building Fund	62	528,741
Nippon Yusen Kabushiki Kaisha	53,000	285,466
Promise	7,300	521,404
SHIMIZU	84,000	421,291
Shin-Etsu Chemical	8,100	331,951
		4,999,522
Luxembourg−1.0%		
Arcelor	19,026	**438,007**

Common Stocks (continued)	Shares	Value ($)
Malaysia–2.2%		
Astro All Asia Networks	197,300 [a]	280,374
Malayan Banking	78,200	242,832
Maxis Communications	166,000	408,447
		931,653
Mexico–1.4%		
Desarrolladora Homex, ADR	12,266 [a]	290,091
Fomento Economico Mexicano, ADR	5,900	310,399
		600,490
Netherlands–1.9%		
ING Groep	12,600	380,494
TPG	15,500	420,125
		800,619
New Zealand–2.0%		
Sky City Entertainment	145,375	561,951
Telecom Corporation of New Zealand	72,400	319,919
		881,870
Norway–1.4%		
Norsk Hydro	7,750	**608,639**
Portugal–1.1%		
EDP	160,988	**487,024**
Singapore–4.2%		
MobileOne	375,720	418,924
Singapore Airlines	78,000	544,753
Singapore Post	791,000	431,287
Singapore Press	146,500	412,853
		1,807,817
South Africa–.8%		
MTN Group	43,700	**336,582**
South Korea–2.3%		
Hyundai Motor	5,790	310,418
KT&G, GDR	47,380 [b]	696,486
		1,006,904
Spain–4.6%		
Abertis Infraestructuras	22,488	494,217

Common Stocks (continued)	Shares	Value ($)
Spain (continued)		
Acciona	3,900	344,427
Altadis	15,700	717,763
Iberdrola	16,700	423,653
		1,980,060
Switzerland–4.7%		
Nestle	1,971	514,678
Novartis	8,294	417,139
Roche	3,086	354,566
UBS	8,731	730,713
		2,017,096
Taiwan–3.0%		
China Steel, GDR	29,353	656,040
Fubon Financial, GDR	64,100	644,205
		1,300,245
Thailand–3.5%		
Advanced Info Service	205,500	565,635
Bank of Ayudhya	1,404,100 [a]	433,431
Siam Cement	70,200	498,410
		1,497,476
United Kingdom–15.2%		
Admiral	44,300	274,920
BHP Billiton	37,424	439,652
BP	29,648	289,822
GUS	35,190	635,516
Imperial Tobacco	22,823	626,714
National Grid Transco	58,900	562,173
Shell Transport & Trading	192,830	1,647,519
Standard Chartered	37,867	705,721
Tesco	65,095	403,031
Vodafone	362,675	985,777
		6,570,845
Total Common Stocks		
(cost $32,403,133)		**43,439,922**

Preferred Stocks–1.2%	Shares	Value ($)
Brazil–1.2%		
All America Latina Logistica	16,800	**499,699**
Germany–.0%		
Fresenius Medical Care, ADR	1	**19**
Total Preferred Stocks (cost $373,322)		**499,718**
Total Investments (cost $32,776,455)	**101.9%**	**43,939,640**
Liabilities, Less Cash and Receivables	**(1.9%)**	**(801,232)**
Net Assets	**100.0%**	**43,138,408**

ADR—American Depository Receipts.
GDR—Global Depository Receipts.
a Non-income producing.
b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Trustees. At December 31, 2004, these securities amounted to $1,299,581 or 3.0% of net assets.

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Financials	29.3	Basic Industries	7.9
Non-Cyclical Services	14.5	Healthcare	6.6
Cyclical Services	12.6	Other	7.8
Non-Cyclical Consumer Goods	11.7		
Resources	11.5		**101.9**

† Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	32,776,455	43,939,640
Cash		266,142
Cash denominated in foreign currencies	69,784	70,313
Unrealized appreciation on forward currency exchange contracts–Note 4		231,196
Dividends receivable		144,255
Receivable for shares of Beneficial Interest subscribed		856
Prepaid expenses		796
		44,653,198
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		27,483
Payable for investment securities purchased		1,429,403
Payable for shares of Beneficial Interest redeemed		6,154
Unrealized depreciation on forward currency exchange contracts–Note 4		3,466
Accrued expenses		48,284
		1,514,790
Net Assets ($)		**43,138,408**
Composition of Net Assets ($):		
Paid-in capital		53,726,653
Accumulated distributions in excess of investment income–net		(623,491)
Accumulated net realized gain (loss) on investments		(21,357,340)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		11,392,586
Net Assets ($)		**43,138,408**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	38,873,716	4,264,692
Shares Outstanding	2,706,948	297,105
Net Asset Value Per Share ($)	**14.36**	**14.35**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2004

Investment Income ($):	
Income:	
Cash dividends (net of $150,271 foreign taxes withheld at source)	1,188,262
Interest	5,574
Income from securities lending	1,448
Total Income	**1,195,284**
Expenses:	
Investment advisory fee–Note 3(a)	282,338
Custodian fees	53,479
Auditing fees	24,460
Prospectus and shareholders' reports	13,022
Distribution fees–Note 3(b)	9,462
Shareholder servicing costs–Note 3(b)	5,535
Trustees' fees and expenses–Note 3(c)	3,538
Loan commitment fees–Note 2	294
Legal fees	88
Miscellaneous	9,461
Total Expenses	**401,677**
Investment Income–Net	**793,607**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	5,216,200
Net realized gain (loss) on forward currency exchange contracts	315,132
Net Realized Gain (Loss)	**5,531,332**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	2,245,710
Net Realized and Unrealized Gain (Loss) on Investments	**7,777,042**
Net Increase in Net Assets Resulting from Operations	**8,570,649**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2004	2003
Operations ($):		
Investment income–net	793,607	423,118
Net realized gain (loss) on investments	5,531,332	148,835
Net unrealized appreciation (depreciation) on investments	2,245,710	10,549,372
Net Increase (Decrease) in Net Assets Resulting from Operations	**8,570,649**	**11,121,325**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial shares	(1,378,991)	(1,283,793)
Service shares	(137,306)	(128,441)
Total Dividends	**(1,516,297)**	**(1,412,234)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	4,222,550	1,864,970
Service shares	1,471,321	1,472,940
Dividends reinvested:		
Initial shares	1,378,991	1,283,793
Service shares	137,306	128,441
Cost of shares redeemed:		
Initial shares	(5,980,727)	(6,247,084)
Service shares	(1,412,444)	(1,078,940)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(183,003)**	**(2,575,880)**
Total Increase (Decrease) in Net Assets	**6,871,349**	**7,133,211**
Net Assets ($):		
Beginning of Period	36,267,059	29,133,848
End of Period	**43,138,408**	**36,267,059**
Distributions in excess of investment income–net	(623,491)	(270,048)

| | Year Ended December 31, | |
	2004	2003
Capital Share Transactions:		
Initial Shares		
Shares sold	334,613	178,264
Shares issued for dividends reinvested	100,613	121,779
Shares redeemed	(475,177)	(651,597)
Net Increase (Decrease) in Shares Outstanding	**(39,951)**	**(351,554)**
Service Shares		
Shares sold	117,142	146,307
Shares issued for dividends reinvested	9,989	12,032
Shares redeemed	(112,465)	(106,682)
Net Increase (Decrease) in Shares Outstanding	**14,666**	**51,657**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
Initial Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	11.97	8.75	10.76	15.34	22.34
Investment Operations:					
Investment income–net[a]	.27	.14	.10	.03	.07
Net realized and unrealized gain (loss) on investments	2.64	3.55	(1.81)	(4.50)	(3.45)
Total from Investment Operations	2.91	3.69	(1.71)	(4.47)	(3.38)
Distributions:					
Dividends from investment income–net	(.52)	(.47)	(.30)	(.11)	(.05)
Dividends from net realized gain on investments	–	–	–	–	(2.66)
Dividends in excess of net realized gain on investments	–	–	–	–	(.91)
Total Distributions	(.52)	(.47)	(.30)	(.11)	(3.62)
Net asset value, end of period	14.36	11.97	8.75	10.76	15.34
Total Return (%)	24.57	42.89	(15.94)	(29.18)	(16.40)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.04	1.19	1.14	1.08	.99
Ratio of net investment income to average net assets	2.13	1.42	.96	.25	.33
Portfolio Turnover Rate	96.55	101.02	116.65	238.88	192.42
Net Assets, end of period ($ x 1,000)	38,874	32,892	27,117	39,961	65,854

[a]   Based on average shares outstanding at each month end.
See notes to financial statements.

	Year Ended December 31,				
Service Shares	2004	2003	2002	2001	2000[a]
Per Share Data ($):					
Net asset value, beginning of period	11.95	8.74	10.75	15.34	15.34
Investment Operations:					
Investment income (loss)−net	.24[b]	.12[b]	.07[b]	(.03)[b]	–
Net realized and unrealized gain (loss) on investments	2.63	3.54	(1.80)	(4.47)	–
Total from Investment Operations	2.87	3.66	(1.73)	(4.50)	–
Distributions:					
Dividends from investment income−net	(.47)	(.45)	(.28)	(.09)	–
Net asset value, end of period	14.35	11.95	8.74	10.75	15.34
Total Return (%)	24.20	42.56	(16.20)	(29.35)	–
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.29	1.44	1.41	1.47	–
Ratio of net investment income (loss) to average net assets	1.89	1.17	.74	(.27)	–
Portfolio Turnover Rate	96.55	101.02	116.65	238.88	192.42
Net Assets, end of period ($ x 1,000)	4,265	3,375	2,017	1,644	1

[a] *The portfolio commenced offering Service shares on December 31, 2000.*
[b] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the International Equity Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a non-diversified series. The portfolio's investment objective is to maximize capital growth. The Dreyfus Corporation ("Dreyfus") serves as the portfolio's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Newton Capital Management Limited ("Newton") is the portfolio's sub-investment adviser. Newton is also a wholly-owned subsidiary of Mellon Bank, N. A., and an affiliate of Dreyfus.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series' are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $169,654, accumulated capital losses $21,344,259 and unrealized appreciation $10,586,360.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2004. If not applied, $16,246,805 of the carryover expires in fiscal 2009, $3,933,328 expires in fiscal 2010 and $1,164,126 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2004 and December 31, 2003 were as follows: ordinary income $1,516,297 and $1,412,234, respectively.

During the period ended December 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for foreign currency transactions and passive foreign investment companies, the portfolio increased accumulated undistributed investment income-net by $369,247 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2004, the portfolio did not borrow under the Facility.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Newton, the sub-investment advisory fee is payable monthly by Dreyfus, and is based upon the value of the portfolio's average daily net assets, computed at the following annual rates:

Average Net Assets	
0 to $100 million	.35 of 1%
$100 million to $1 billion	.30 of 1%
$1 billion to $1.5 billion	.26 of 1%
In excess of $1.5 billion	.20 of 1%

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2004, Service shares were charged $9,462 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2004, the portfolio was charged $130 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $26,577, Rule 12b-1 distribution plan fees $881 and transfer agency per account fees $25.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended December 31, 2004, amounted to $36,403,149 and $36,237,359, respectively.

The portfolio enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the portfolio is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract increases between those dates. The portfolio is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at December 31, 2004:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
Australian Dollar, expiring 3/15/2005	2,129,198	1,529,000	1,656,303	127,303
Australian Dollar, expiring 4/15/2005	1,052,457	795,447	817,128	21,681
Euro, expiring 1/3/2005	245,917	334,841	333,611	(1,230)
Euro, expiring 1/4/2005	228,171	311,772	309,536	(2,236)
Euro, expiring 5/13/2005	846,270	1,093,000	1,150,419	57,419
Hong Kong Dollar, expiring 1/3/2005	1,581,107	203,386	203,423	37
Japanese Yen, expiring 1/5/2005	18,267,221	176,867	178,243	1,376
New Zealand Dollar, expiring 4/15/2005	571,972	394,000	406,672	12,672
Singapore Dollar, expiring 5/13/2005	1,371,419	841,000	844,054	3,054
Swedish Krona, expiring 6/15/2005	1,379,989	202,000	208,175	6,175
Sales;		**Proceeds ($)**		
Canadian Dollar, expiring 4/15/2005	953,000	795,447	793,968	1,479
Total				**227,730**

At December 31, 2004, the cost of investments for federal income tax purposes was $33,355,952; accordingly, accumulated net unrealized appreciation on investments was $10,583,688, consisting of $11,198,673 gross unrealized appreciation and $614,985 gross unrealized depreciation.

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, International Equity Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Variable Investment Fund, International Equity Portfolio (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2004 by correspondence with the custodian and others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, International Equity Portfolio at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 4, 2005

In accordance with federal tax law, the portfolio elects to provide each shareholder with their portion of the portfolio's foreign taxes paid and the income sourced from foreign countries. Accordingly, the portfolio hereby makes the following designations regarding its fiscal year ended December 31, 2004:

—the total amount of taxes paid to foreign countries was $150,271.

—the total amount of income sourced from foreign countries was $1,072,736.

As required by federal tax law rules, shareholders will receive notification of their proportionate share of foreign taxes paid and foreign source income for the 2004 calendar year with Form 1099-DIV which will be mailed by January 31, 2005.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

————————

David P. Feldman (65)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 51

————————

James F. Henry (74)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President, CPR Institute for Dispute Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)

No. of Portfolios for which Board Member Serves: 22

————————

Rosalind Gersten Jacobs (79)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Merchandise and marketing consultant

No. of Portfolios for which Board Member Serves: 33

Dr. Paul A. Marks (78)
Board Member (1990)

Principal Occupation During Past 5 Years:
- President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center (Retired 1999)

Other Board Memberships and Affiliations:
- Pfizer, Inc., a pharmaceutical company, Director-Emeritus
- Atom Pharm, Director
- Lazard Freres & Company, LLC, Senior Adviser
- Merck, Consultant

No. of Portfolios for which Board Member Serves: 22

Dr. Martin Peretz (65)
Board Member (1990)

Principal Occupation During Past 5 Years:
- Editor-in-Chief of The New Republic Magazine
- Lecturer in Social Studies at Harvard University (1965-2001)
- Co-Chairman of TheStreet.com, a financial daily on the web

Other Board Memberships and Affiliations:
- Academy for Liberal Education, an accrediting agency for colleges and universities certified by the U.S. Department of Education, Director
- Digital Learning Group, LLC, an online publisher of college textbooks, Director
- Harvard Center for Blood Research, Trustee
- Bard College, Trustee
- YIVO Institute for Jewish Research, Trustee

No. of Portfolios for which Board Member Serves: 22

Bert W. Wasserman (72)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Financial Consultant

Other Board Memberships and Affiliations:
- Lillian Vernon Corporation, Director

No. of Portfolios for which Board Member Serves: 22

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Irving Kristol, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of Dreyfus, and an officer of 92 investment companies (comprised of 185 portfolios) managed by Dreyfus. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 59 years old and has been an employee of Dreyfus since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of Dreyfus, and an officer of 92 investment companies (comprised of 185 portfolios) managed by Dreyfus. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 51 years old and has been an employee of Dreyfus since January 2000. Prior to joining Dreyfus, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of Dreyfus, and an officer of 93 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 58 years old and has been an employee of Dreyfus since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of Dreyfus, and an officer of 90 investment companies (comprised of 194 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since October 1991.

ROBERT R. MULLERY, Assistant Secretary since March 2000.

Associate General Counsel of Dreyfus, and an officer of 26 investment companies (comprised of 60 portfolios) managed by Dreyfus. He is 52 years old and has been an employee of Dreyfus since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of Dreyfus, and an officer of 93 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 55 years old and has been an employee of Dreyfus since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of Dreyfus, and an officer of 93 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 46 years old and has been an employee of Dreyfus since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 26 investment companies (comprised of 102 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of Dreyfus, and an officer of 19 investment companies (comprised of 75 portfolios) managed by Dreyfus. He is 36 years old and has been an employee of Dreyfus since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of Dreyfus, and an officer of 39 investment companies (comprised of 84 portfolios) managed by Dreyfus. He is 40 years old and has been an employee of Dreyfus since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 27 investment companies (comprised of 107 portfolios) managed by Dreyfus. He is 37 years old and has been an employee of Dreyfus since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of Dreyfus, and an officer of 93 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 50 years old and has been an employee of Dreyfus since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of Dreyfus and The Dreyfus Family of Funds (93 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with Dreyfus since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 196 portfolios) managed by Dreyfus. He is 34 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Variable Investment Fund,
International Equity Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Newton Capital Management Limited
160 Queen Victoria Street
London, EC4V 4LA
England

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and
Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q.
The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may
be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information
on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to
vote proxies relating to portfolio securities, and information regarding how the portfolio
voted these proxies for the 12-month period ended June 30, 2004, is available through the
portfolio's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov.
The description of the policies and procedures is also available without charge, upon request,
by calling 1-800-645-6561.



0109AR1204

Dreyfus Variable Investment Fund, International Value Portfolio

ANNUAL REPORT December 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

THE PORTFOLIO

2	Letter from the Chairman
3	Discussion of Performance
6	Portfolio Performance
8	Understanding Your Portfolio's Expenses
8	Comparing Your Portfolio's Expenses With Those of Other Funds
9	Statement of Investments
15	Statement of Assets and Liabilities
16	Statement of Operations
17	Statement of Changes in Net Assets
19	Financial Highlights
21	Notes to Financial Statements
29	Report of Independent Registered Public Accounting Firm
30	Important Tax Information
31	Board Members Information
33	Officers of the Fund

FOR MORE INFORMATION

Back Cover

The Portfolio



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Variable Investment Fund, International Value Portfolio, covering the 12-month period from January 1, 2004, through December 31, 2004. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio manager, D. Kirk Henry.

2004 represented another year of positive international stock market performance. Unlike the 2003 rally, however, in which most stocks rose as global business conditions generally improved, 2004's market performance largely reflected the strengths and weaknesses of individual companies, industries and markets. As a result, fundamental research and professional judgment became more important determinants of international equity performance in 2004.

What's ahead for the world's stock markets in 2005? No one knows for certain. Positive influences remain in place, including moderately expanding U.S. and global economies and low inflation. Nonetheless, a number of risks — such as currency fluctuation and global terrorism — could threaten the market environment.

As always, we urge our shareholders to view the financial markets from a long-term perspective, measured in years rather than weeks or months. One of the best ways to ensure a long-term perspective is to establish an investment plan with the help of your financial advisor, and review it periodically to track your progress toward your financial goals.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 18, 2005



DISCUSSION OF PERFORMANCE

D. Kirk Henry, Portfolio Manager

How did Dreyfus Variable Investment Fund, International Value Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2004, the portfolio produced total returns of 20.02% for its Initial shares and 19.83% for its Service shares.[1] This compares with a 20.25% return for the portfolio's benchmark, the Morgan Stanley Capital International Europe, Australasia, Far East Index ("MSCI EAFE Index"), for the same period.[2]

We attribute the portfolio's performance to strong global economic growth throughout much of 2004, led primarily by U.S. consumption and rapid industrialization in China. The portfolio's returns were slightly lower than its benchmark, primarily due to a small cash position generated by shareholder activity. The portfolio achieved the majority of its gains from its holdings in Japan, France, the Netherlands and the United Kingdom.

What is the portfolio's investment approach?

The portfolio invests in an internationally diversified portfolio of value stocks; that is, stocks selling at what we think are attractive valuations relative to their perceived intrinsic worth in their home markets or global sectors based on historical measures. These measures typically include price-to-earnings, price-to-book value and price-to-cash flow ratios. Discrepancies from historical norms can be the result of short-term factors that affect market perception; that is, a stock falls out of general market favor, creating what we perceive to be a buying opportunity. The portfolio purchases the security at the depressed price, seeking to profit when perceptions change and the stock price rises to its perceived value.

When putting the value approach to work, the portfolio employs the following process: we select individual securities using a process that blends quantitative and qualitative analysis. After an initial computer screen eliminates approximately 75% of purchase candidates, analysts perform extensive fundamental research and conduct on-site visits to determine which securities we will buy for the portfolio. We can invest more or less in any given country or sector depending on the number of value opportunities that we see in a particular area.

What other factors influenced the portfolio's performance?

The international equity markets posted strong gains in 2004, largely due to robust global economic growth. China's rapid economic expansion created greater demand for steel, cement, copper, iron and other basic materials needed to build its industrial infrastructure. By mid-year, however, when the Chinese government imposed stricter lending standards in an effort to slow economic growth and forestall potential inflationary pressures, the international markets' gains began to moderate. By the fall, energy prices began to retreat from record highs and the contentious U.S. presidential campaign ended, lifting much of the uncertainty plaguing the financial markets. As a result, most stock markets rebounded sharply in the fourth quarter of 2004.

In this environment, the portfolio's performance was driven primarily by its holdings in Japan, France, the Netherlands and the United Kingdom. The portfolio's Japanese financial stocks, including credit card issuer Credit Saison and lenders SFCG and AIFUL, benefited from a stronger labor market and the restructuring of the country's banking system. Exports drove sales at Yamaha Motor, and Toyota Motor Companies serving Japanese domestic markets also fared well in 2004, including drug store operator Matsumotokiyoshi.

In France, the portfolio's investment in France Telecom benefited from an increase in wireless subscriptions and broadband services. In addition, pharmaceutical company Aventis gained value when it was purchased by Sanofi-Synthelabo early in the year. Several holdings in the Netherlands helped boost the portfolio's performance, including banking and insurance firm Fortis. The portfolio also benefited by avoiding many of the more poorly performing information technology stocks in the Netherlands. In the United Kingdom, defense contractor BAE Systems and candy and soda manufacturer Cadbury Schweppes posted gains for company-specific reasons.

As oil and gas prices reached record highs, a number of energy stocks contributed positively to the portfolio's 2004 results, including U.K.-

based Shell Transport and Trading, Italy's Eni and Saipem, Spain's Repsol YPF, Santos of Australia and Norway's Norsk Hydro. Telecommunications stocks also fared relatively well, including Greece's Hellenic Telecommunications Organization.

On the other hand, consumer stocks in Germany disappointed, as many of these stocks suffered amid weak consumer spending and high unemployment. The portfolio also experienced some weakness in its Japanese technology holdings, most notably the component parts manufacturers.

What is the portfolio's current strategy?

As of the end of the reporting period, we have been encouraged by the strength of the international stock markets, especially those companies that are benefiting from stronger local demand for their products and services. Accordingly, we recently have established several positions in companies that we believe are poised to benefit from this trend, including U.K. drugstore chain Boots, Japanese bank TakeFuji and Singapore's United Overseas Bank. Conversely, we have reduced the portfolio's exposure to energy companies and large banks, where we believe valuations may already have peaked.

January 18, 2005

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, International Value Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2005, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, International Value Portfolio Initial shares and Service shares and the Morgan Stanley Capital International Europe, Australasia, Far East Index

Average Annual Total Returns *as of 12/31/04*

	Inception Date	1 Year	5 Years	From Inception
Initial shares	**5/1/96**	**20.02%**	**3.72%**	**7.53%**
Service shares	**5/1/96**	**19.83%**	**3.71%**	**7.52%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. **The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.**

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, International Value Portfolio on 5/1/96 (inception date of Initial shares) to a $10,000 investment made in the Morgan Stanley Capital International Europe, Australasia, Far East Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2004 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries and includes net dividends reinvested. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, International Value Portfolio from July 1, 2004 to December 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 6.37	$ 7.38
Ending value (after expenses)	$1,113.00	$1,111.40

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 6.09	$ 7.05
Ending value (after expenses)	$1,019.10	$1,018.15

† *Expenses are equal to the portfolio's annualized expense ratio of 1.20% for Initial shares and 1.39% for Service shares, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2004

Common Stocks—99.4%	Shares	Value ($)
Australia—1.7%		
Amcor	132,316	760,513
National Australia Bank	61,197	1,379,211
		2,139,724
Belgium—1.1%		
Fortis	48,270	**1,333,890**
Brazil—1.1%		
Petroleo Brasileiro, ADR	15,620	621,364
Telecomunicacoes Brasileiras, ADR	22,630	728,233
		1,349,597
Denmark—.4%		
Danske Bank	14,120	**431,972**
Finland—2.2%		
M-real, Cl. B	158,800	1,012,512
Nokia	25,800	406,703
Nokia, ADR	22,230	348,344
UPM-Kymmene	41,968	931,437
		2,698,996
France—8.6%		
BNP Paribas	15,570	1,125,817
Carrefour	33,300	1,582,924
France Telecom	35,600 [a]	1,176,465
Sanofi-Aventis	16,660	1,328,936
Schneider Electric	17,030	1,182,868
Thomson	27,995	738,673
Total	9,230	2,012,192
Valeo	33,000	1,378,848
		10,526,723
Germany—6.7%		
Deutsche Bank	9,970	883,473
Deutsche Boerse	11,330	680,596
Deutsche Lufthansa	49,187 [a]	701,969
Deutsche Post	82,170	1,879,415
Deutsche Postbank	11,600	511,438
E.ON	11,699	1,066,205
Heidelberger Druckmaschinen	16,800 [a]	569,772
KarstadtQuelle	41,300	425,249

Common Stocks (continued)	Shares	Value ($)
Germany (continued)		
Medion	10,200	215,862
Volkswagen	28,420	1,285,795
		8,219,774
Hong Kong–1.4%		
Bank of East Asia	245,251	762,022
China Mobile (Hong Kong)	214,800	728,206
Citic Pacific	83,600	236,091
		1,726,319
Ireland–1.6%		
Bank of Ireland	115,216	**1,902,196**
Italy–4.5%		
Banche Popolari Unite Scrl	34,345	697,023
Benetton Group	42,010	554,520
Eni	54,595	1,364,251
Finmeccanica	1,078,000	975,431
SanPaolo IMI	19,576	281,502
UniCredito Italiano	288,500	1,655,533
		5,528,260
Japan–26.1%		
ALPS ELECTRIC	42,100	627,279
CANON	22,900	1,235,664
Credit Saison	37,000	1,346,636
DENTSU	269	724,438
FUNAI ELECTRIC	5,400	670,225
Fuji Heavy Industries	147,900	721,569
Fuji Photo Film	26,400	963,419
HONDA MOTOR	25,600	1,326,399
KDDI	179	964,122
Kao	34,200	874,313
Kuraray	78,300	702,129
LAWSON	20,900	770,864
MABUCHI MOTOR	14,200	1,023,935
MINEBEA	194,800	849,642
MURATA MANUFACTURING	13,100	732,429
Matsumotokiyoshi	26,800	763,585

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
NIPPON TELEGRAPH AND TELEPHONE	188	843,831
Nippon Express	309,500	1,525,077
OLYMPUS	29,700	633,210
RINNAI	36,600	982,095
ROHM	11,200	1,158,413
SKYLARK	55,800	959,356
SOHGO SECURITY SERVICES	33,300	488,688
SUMITOMO CHEMICAL	159,800	782,745
Sekisui House	87,400	1,018,252
77 Bank	137,200	965,226
Shin-Etsu Chemical	28,300	1,159,780
Shiseido	34,400	498,117
Sumitomo Bakelite	113,700	717,802
Sumitomo Mitsui Financial	162	1,177,636
TAKEFUJI	16,750	1,132,629
TDK	7,300	540,635
TOYODA GOSEI	10,600	215,651
Takeda Pharmaceutical	24,000	1,208,372
Toyota Motor	18,800	764,951
Yamaha Motor	69,400	1,041,491
		32,110,605
Mexico−1.3%		
Coca-Cola Femsa, ADR	30,600	727,056
Telefonos de Mexico, ADR	24,156	925,658
		1,652,714
Netherlands−5.6%		
ABN AMRO	26,825	709,257
Aegon	76,859	1,045,797
DSM	4,300	277,785
Heineken	36,159	1,203,277
Koninklijke (Royal) Philips Electronics	45,090	1,193,409
Koninklijke (Royal) Philips Electronics (New York Shares)	5,780	153,170
Royal Dutch Petroleum	19,300	1,108,824
Wolters Kluwer	57,289	1,147,899
		6,839,418

Common Stocks (continued)	Shares	Value ($)
New Zealand–.2%		
Carter Holt Harvey	170,775	**253,993**
Norway–.3%		
Norsk Hydro	5,115	**401,702**
Portugal–.4%		
EDP	179,100	**541,817**
Singapore–1.9%		
DBS	124,100	1,224,046
Singapore Technologies Engineering	236,000	336,874
United Overseas Bank	97,700	825,988
		2,386,908
South Africa–1.4%		
Anglo American	38,778	919,325
Nedcor	55,982	771,167
		1,690,492
South Korea–1.4%		
KT, ADR	33,800	737,178
Korea Electric Power, ADR	57,280	758,387
POSCO, ADR	4,080	181,682
		1,677,247
Spain–3.2%		
Banco de Sabadell	38,700	903,007
Endesa	68,560	1,608,117
Repsol YPF	16,800	436,673
Repsol YPF, ADR	35,340	922,374
		3,870,171
Sweden–1.0%		
Electrolux, Cl. B	51,700	**1,181,768**
Switzerland–8.1%		
Clariant	46,912	755,582
Julius Baer, Cl. B	2,460	738,993
Lonza	20,100	1,129,114
Nestle	7,755	2,025,026
Novartis	38,500	1,936,321

Common Stocks (continued)	Shares	Value ($)
Switzerland (continued)		
Swiss Re	19,090	1,358,904
UBS	16,620	1,390,957
Zurich Financial Services	4,000 [a]	665,672
		10,000,569
Taiwan−.7%		
United Microelectronics, ADR	257,886 [a]	**910,338**
United Kingdom−18.5%		
BAA	74,700	839,472
BAE Systems	166,889	740,238
BOC	40,637	776,895
BT	350,900	1,370,731
Barclays	69,311	781,578
Boots	74,195	935,880
Bunzl	121,774	1,018,163
Centrica	143,780	653,647
Diageo	101,235	1,447,412
easyJet	155,600 [a]	562,163
GKN	295,650	1,345,494
GlaxoSmithKline	97,043	2,281,961
Lloyds TSB	102,634	934,168
Marks & Spencer	78,700	519,447
Rexam	83,136	735,102
Rio Tinto	53,139	1,567,575
Royal Bank of Scotland	50,105	1,689,227
Sainsbury (J)	173,653	903,904
Scottish Power	9,700	75,269
Shell Transport & Trading	221,607	1,893,386
Unilever	110,400	1,086,645
Vodafone	200,600	545,246
		22,703,603
Total Common Stocks		
(cost $99,830,521)		**122,078,796**

Short-Term Investments–.8%	Principal Amount ($)	Value ($)
U.S. Treasury Bills;		
1.72%, 2/10/2005 (cost $998,089)	1,000,000	**997,970**
Total Investments (cost $100,828,610)	**100.2%**	**123,076,766**
Liabilities, Less Cash and Receivables	**(.2%)**	**(244,806)**
Net Assets	**100.0%**	**122,831,960**

ADR—American Depository Receipts.
[a] *Non-income producing.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Banking	15.0	Electronic Components	3.5
Chemicals	7.0	Appliances & Household Durables	2.6
Financial Services	6.7	Beverages & Tobacco	2.6
Food & Household Products	6.6	Transportation	2.5
Telecommunications	5.5	Forest Products & Paper	2.4
Automobiles	5.2	Aerospace & Military Technology	2.0
Energy	5.0	Insurance	2.0
Healthcare	4.4	Other	19.2
Capital Goods	4.3		
Utilities	3.7		**100.2**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	100,828,610	123,076,766
Cash denominated in foreign currencies	1,524,242	1,547,454
Receivable for investment securities sold		4,001,780
Receivable for shares of Beneficial Interest subscribed		302,784
Dividends receivable		188,114
Unrealized appreciation on forward currency exchange contracts–Note 4		7
Prepaid expenses		998
		129,117,903
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		110,807
Cash overdraft due to Custodian		3,413,014
Payable for investment securities purchased		2,690,726
Payable for shares of Beneficial Interest redeemed		5,068
Unrealized depreciation on forward currency exchange contracts–Note 4		2,989
Accrued expenses		63,339
		6,285,943
Net Assets ($)		**122,831,960**
Composition of Net Assets ($):		
Paid-in capital		101,174,186
Accumulated distributions in excess of investment income–net		(31,947)
Accumulated distributions in excess of net realized gain on investments		(590,075)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		22,279,796
Net Assets ($)		**122,831,960**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	88,713,348	34,118,612
Shares Outstanding	5,598,765	2,151,059
Net Asset Value Per Share ($)	**15.85**	**15.86**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2004

Investment Income ($):

Income:

Cash dividends (net of $239,688 foreign taxes withheld at source)	1,935,560
Interest	48,584
Total Income	**1,984,144**
Expenses:	
Investment advisory fee–Note 3(a)	883,641
Custodian fees	156,425
Distribution fees–Note 3(b)	35,127
Professional fees	26,399
Shareholder servicing costs–Note 3(b)	9,111
Prospectus and shareholders' reports	7,956
Trustees' fees and expenses–Note 3(c)	7,466
Registration fees	1,044
Loan commitment fees–Note 2	607
Miscellaneous	12,782
Total Expenses	**1,140,558**
Less–waiver of fees due to undertaking–Note 3(a)	(12,008)
Less–reduction in custody fees due to earnings credits–Note 1(c)	(9,561)
Net Expenses	**1,118,989**
Investment Income–Net	**865,155**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments and foreign currency transactions	7,785,665
Net realized gain (loss) on forward currency exchange contracts	(153,120)
Net Realized Gain (Loss)	**7,632,545**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	9,969,437
Net Realized and Unrealized Gain (Loss) on Investments	**17,601,982**
Net Increase in Net Assets Resulting from Operations	**18,467,137**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2004	2003
Operations ($):		
Investment income–net	865,155	471,599
Net realized gain (loss) on investments	7,632,545	(2,206,527)
Net unrealized appreciation (depreciation) on investments	9,969,437	16,754,204
Net Increase (Decrease) in Net Assets Resulting from Operations	**18,467,137**	**15,019,276**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial shares	(870,666)	(521,404)
Service shares	(257,284)	(63,290)
Net realized gain on investments:		
Initial shares	(1,271,294)	–
Service shares	(468,090)	–
Total Dividends	**(2,867,334)**	**(584,694)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	40,833,715	108,255,429
Service shares	28,518,845	1,360,085
Dividends reinvested:		
Initial shares	2,141,960	521,404
Service shares	725,374	63,290
Cost of shares redeemed:		
Initial shares	(25,431,592)	(90,294,034)
Service shares	(5,117,977)	(769,106)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**41,670,325**	**19,137,068**
Total Increase (Decrease) in Net Assets	**57,270,128**	**33,571,650**
Net Assets ($):		
Beginning of Period	65,561,832	31,990,182
End of Period	**122,831,960**	**65,561,832**
Undistributed (distributions in excess of) investment income–net	(31,947)	65,830

| | Year Ended December 31, | |
	2004	2003
Capital Share Transactions:		
Initial Shares		
Shares sold	2,873,243	9,773,093
Shares issued for dividends reinvested	140,767	42,253
Shares redeemed	(1,762,671)	(8,211,240)
Net Increase (Decrease) in Shares Outstanding	**1,251,339**	**1,604,106**
Service Shares		
Shares sold	1,966,357	122,495
Shares issued for dividends reinvested	47,425	5,191
Shares redeemed	(357,787)	(74,043)
Net Increase (Decrease) in Shares Outstanding	**1,655,995**	**53,643**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
Initial Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	13.54	10.04	11.56	13.52	15.67
Investment Operations:					
Investment income−net[a]	.16	.12	.12	.12	.11
Net realized and unrealized gain (loss) on investments	2.54	3.51	(1.53)	(1.90)	(.74)
Total from Investment Operations	2.70	3.63	(1.41)	(1.78)	(.63)
Distributions:					
Dividends from investment income−net	(.16)	(.13)	(.11)	(.11)	(.06)
Dividends from net realized gain on investments	(.23)	–	–	–	(1.40)
Dividends in excess of net realized gain on investments	–	–	–	(.07)	(.06)
Total Distributions	(.39)	(.13)	(.11)	(.18)	(1.52)
Net asset value, end of period	15.85	13.54	10.04	11.56	13.52
Total Return (%)	20.02	36.36	(12.23)	(13.22)	(3.69)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.25	1.49	1.47	1.60	1.39
Ratio of net expenses to average net assets	1.24	1.41	1.40	1.40	1.39
Ratio of net investment income to average net assets	1.08	1.11	1.10	.97	.78
Portfolio Turnover Rate	44.05	107.73	47.18	49.34	37.33
Net Assets, end of period ($ x 1,000)	88,713	58,849	27,549	21,602	25,765

[a] Based on average shares outstanding at each month end.
See notes to financial statements.

	Year Ended December 31,				
Service Shares	2004	2003	2002	2001	2000[a]
Per Share Data ($):					
Net asset value, beginning of period	13.56	10.06	11.58	13.52	13.52
Investment Operations:					
Investment income–net	.06[b]	.14[b]	.12[b]	.05[b]	–
Net realized and unrealized gain (loss) on investments	2.62	3.49	(1.54)	(1.81)	–
Total from Investment Operations	2.68	3.63	(1.42)	(1.76)	–
Distributions:					
Dividends from investment income–net	(.15)	(.13)	(.10)	(.11)	–
Dividends from net realized gain on investments	(.23)	–	–	–	–
Dividends in excess of net realized gain on investments	–	–	–	(.07)	–
Total Distributions	(.38)	(.13)	(.10)	(.18)	–
Net asset value, end of period	15.86	13.56	10.06	11.58	13.52
Total Return (%)	19.83	36.28	(12.25)	(13.07)	–
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.49	1.75	1.66	1.99	–
Ratio of net expenses to average net assets	1.39	1.41	1.40	1.40	–
Ratio of net investment income to average net assets	.44	1.29	1.07	.44	–
Portfolio Turnover Rate	44.05	107.73	47.18	49.34	37.33
Net Assets, end of period ($ x 1,000)	34,119	6,713	4,441	2,148	1

[a]   *The portfolio commenced offering Service shares on December 31, 2000.*
[b]   *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the International Value Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is long-term capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue

Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $639,368, undistributed capital gains $1,219,842 and unrealized appreciation $19,798,564.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2004 and December 31, 2003 were as follows: ordinary income $1,127,950 and $584,694 and long-term capital gains $1,739,384 and $0, respectively.

During the period ended December 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for passive foreign investment companies and foreign currency transactions, the portfolio increased accumulated undistributed investment income-net by $165,018 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2004, the portfolio did not borrow under the Facility.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of 1% of the value of the portfolio's average daily net assets and is payable monthly.

The Manager has agreed, from January 1, 2004 to December 31, 2005, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed an annual rate of 1.40% of the value of the average daily net assets of their class. During the period ended December 31, 2004, the Manager waived receipt of fees of $12,008, pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2004, Service shares were charged $35,127 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2004, the portfolio was charged $307 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $103,850, Rule 12b-1 distribution plan fees $6,887 and transfer agency per account fees $70.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended December 31, 2004, amounted to $81,497,879 and $37,389,553, respectively.

The portfolio enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the portfolio is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract increases between those dates. The portfolio is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at December 31, 2004:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
Euro, expiring 1/3/2005	496,585	674,958	673,667	(1,291)
Hong Kong Dollar, expiring 1/3/2005	338,393	43,537	43,537	–
Norwegian Krone, expiring 1/4/2005	769,387	127,424	126,673	(751)
Singapore Dollar, expiring 1/4/2005	95,561	58,537	58,544	7
Swiss Franc, expiring 1/3/2005	437,758	385,181	384,234	(947)
Total				**(2,982)**

At December 31, 2004, the cost of investments for federal income tax purposes was $103,309,842; accordingly, accumulated net unrealized appreciation on investments was $19,766,924, consisting of $22,834,729 gross unrealized appreciation and $3,067,805 gross unrealized depreciation.

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and

November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled <u>In re Dreyfus Mutual Funds Fee Litigation</u> also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, International Value Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Variable Investment Fund, International Value Portfolio (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2004 by correspondence with the custodian and others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, International Value Portfolio at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U. S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 4, 2005

In accordance with federal tax law, the portfolio elects to provide each shareholder with their portion of the portfolio's foreign taxes paid and the income sourced from foreign countries. Accordingly, the portfolio hereby makes the following designations regarding its fiscal year ended December 31, 2004:

—the total amount of taxes paid to foreign countries was $239,688.

—the total amount of income sourced from foreign countries was $1,353,380.

As required by federal tax law rules, shareholders will receive notification of their proportionate share of foreign taxes paid and foreign source income for the 2004 calendar year with Form 1099-DIV which will be mailed by January 31, 2005.

Also, the portfolio hereby designates a $.2260 per share as a long-term capital gain distribution paid on December 16, 2004.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

————————

David P. Feldman (65)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 51

————————

James F. Henry (74)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President, CPR Institute for Dispute Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)

No. of Portfolios for which Board Member Serves: 22

————————

Rosalind Gersten Jacobs (79)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Merchandise and marketing consultant

No. of Portfolios for which Board Member Serves: 33

Dr. Paul A. Marks (78)
Board Member (1990)

Principal Occupation During Past 5 Years:
- President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center (Retired 1999)

Other Board Memberships and Affiliations:
- Pfizer, Inc., a pharmaceutical company, Director-Emeritus
- Atom Pharm, Director
- Lazard Freres & Company, LLC, Senior Adviser
- Merck, Consultant

No. of Portfolios for which Board Member Serves: 22

Dr. Martin Peretz (65)
Board Member (1990)

Principal Occupation During Past 5 Years:
- Editor-in-Chief of The New Republic Magazine
- Lecturer in Social Studies at Harvard University (1965-2001)
- Co-Chairman of TheStreet.com, a financial daily on the web

Other Board Memberships and Affiliations:
- Academy for Liberal Education, an accrediting agency for colleges and universities certified by the U.S. Department of Education, Director
- Digital Learning Group, LLC, an online publisher of college textbooks, Director
- Harvard Center for Blood Research, Trustee
- Bard College, Trustee
- YIVO Institute for Jewish Research, Trustee

No. of Portfolios for which Board Member Serves: 22

Bert W. Wasserman (72)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Financial Consultant

Other Board Memberships and Affiliations:
- Lillian Vernon Corporation, Director

No. of Portfolios for which Board Member Serves: 22

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Irving Kristol, Emeritus Board Member

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 90 investment companies (comprised of 194 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

ROBERT R. MULLERY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 60 portfolios) managed by the Manager. He is 52 years old and has been an employee of the Manager since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 102 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 19 investment companies (comprised of 75 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 39 investment companies (comprised of 84 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 107 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (93 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 196 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Variable
Investment Fund,
International Value Portfolio**

200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2004, is available through the portfolio's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0152AR1204

Dreyfus Variable Investment Fund, Limited Term High Yield Portfolio

ANNUAL REPORT December 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

THE PORTFOLIO

2 Letter from the Chairman

3 Discussion of Performance

6 Portfolio Performance

8 Understanding Your Portfolio's Expenses

8 Comparing Your Portfolio's Expenses
     With Those of Other Funds

9 Statement of Investments

22 Statement of Assets and Liabilities

23 Statement of Operations

24 Statement of Changes in Net Assets

26 Financial Highlights

28 Notes to Financial Statements

39 Report of Independent Registered
     Public Accounting Firm

40 Important Tax Information

41 Board Members Information

43 Officers of the Fund

FOR MORE INFORMATION

Back Cover



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Variable Investment Fund, Limited Term High Yield Portfolio, covering the 12-month period from January 1, 2004, through December 31, 2004. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with Gerald E. Thunelius, portfolio manager and Director of the Dreyfus Taxable Fixed Income Team that managed the portfolio during the prior fiscal year.

Despite a moderately growing economy and rising interest rates over the second half of the year, the yield of the benchmark 10-year U.S. Treasury bond ended 2004 virtually unchanged from where it began. At the same time, corporate bonds generally continued to gain value as business conditions improved, and mortgage-backed securities benefited from waning prepayment activity among homeowners.

Can bonds continue to deliver positive results in 2005? No one knows for certain. However, with short-term interest rates rising and the economy gaining momentum, we believe that some areas of the fixed-income market are likely to be stronger than others. What's required for success, in our view, is strong fundamental research and keen professional judgment.

As always, we urge our shareholders to view the financial markets from a long-term perspective, measured in years rather than weeks or months. One of the best ways to ensure a long-term perspective is to establish an investment plan with the help of your financial advisor, and review it periodically to track your progress toward your financial goals.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
February 1, 2005



DISCUSSION OF PERFORMANCE

Gerald E. Thunelius, Director and Senior Portfolio Manager
Dreyfus Taxable Fixed Income Team

How did Dreyfus Variable Investment Fund, Limited Term High Yield Portfolio perform during the period?

For the 12-month period ended December 31, 2004, the portfolio's Initial shares achieved a total return of 10.10%, and its Service shares achieved a total return of 10.06%. The portfolio generated aggregate income dividends of $0.498 for Initial shares and $0.486 for Service shares.[1] The Merrill Lynch High Yield Master II Index (the "Index"), the portfolio's benchmark, achieved a total return of 10.87% for the same period.[2]

Corporate bond prices rose during 2004 as business conditions improved in a stronger economy. Returns were particularly strong during the second half of the year when political and economic uncertainty began to ease. The portfolio's returns were slightly lower than the Index, primarily due to the effects of fees and other fund expenses that were not reflected in the benchmark's performance.

What is the portfolio's investment approach?

The portfolio seeks to maximize total return consisting of capital appreciation and current income by investing in high-yield fixed-income securities. The average effective maturity of the portfolio is limited to 5.5 years.

We normally invest most of the portfolio's assets in fixed-income securities of below investment-grade credit quality. Issuers of below investment-grade securities may be in the early stages of development or may have highly leveraged balance sheets. To compensate buyers for taking greater risks, these companies must offer higher yields than those offered by more highly rated firms.

Our approach to selecting individual issues is based on careful credit analysis. We thoroughly analyze the business, management and financial strength of each of the companies whose bonds we buy, then project each issuer's ability to repay its debt.

What other factors influenced the portfolio's performance?

The U.S. economy generally strengthened over the reporting period, leading to improved business conditions for many corporate bond issuers. During the first quarter of 2004, however, the economy generally recovered more slowly than investors had expected, and inflationary pressures remained low. As a result, bond prices generally were little changed over the reporting period's first half.

However, the U.S. economy appeared to gain momentum during the spring of 2004, when surprisingly strong labor statistics and higher energy prices suggested that long-dormant inflationary pressures might be resurfacing. Although rising inflation concerns led to sharply lower prices for U.S. Treasury securities and other areas of the bond market that tend to be more sensitive to changing interest rates, high-yield corporate bonds held more of their value as investors continued to look forward to better business conditions and a strengthening economy.

To forestall a potential acceleration of inflation, the Federal Reserve Board (the "Fed") raised its target for short-term interest rates five times between June and December, driving the overnight federal funds rate to 2.25%. The initial rate hike in late June represented the Fed's first move toward higher interest rates in more than four years. However, new economic data released during the summer of 2004 proved generally disappointing. Investors' inflation fears began to wane, and the more interest-rate-sensitive areas of the U.S. bond market rallied later in the reporting period, while prices of high-yield corporate bonds remained relatively flat.

In this environment, we attempted to balance the portfolio's positions in lower-rated corporate bonds with holdings of shorter-term, more highly rated high-yield bonds. This "barbell" structure was designed to help the portfolio participate in the income and potential gains of lower-rated credits while attempting to manage risks through higher-quality, shorter-term positions. Indeed, this investment posture helped the fund participate in a market rally over the final months of 2004. The rally was driven by improving investor sentiment after the resolution of the presidential election and amid signs of stronger economic growth.

The portfolio received particularly strong contributions to performance during the reporting period from its holdings in the utilities sector and its relatively light exposure to retailers. Among individual issues, chemicals producer Resolution Performance Products Capital ranked among the portfolio's top performers due to rising demand from manufacturers around the world. The portfolio also received positive contributions from a number of bonds that once were considered "distressed" credits, including building products manufacturer Owens Corning and apparel maker HCI Direct. Good results from these positions were partially offset by disappointing returns from others, such as energy company Calpine, which was hurt by deteriorating business fundamentals, and media company Pegasus Communications, which encountered financial difficulties. The portfolio's returns also were hampered by its relatively large cash holdings during 2004.

What is the portfolio's current strategy?

Effective January 31, 2005, Jonathan Uhrig assumed primary portfolio management responsibility over the portfolio. John McNichols was appointed as an additional portfolio manager. Mr. Uhrig is a Portfolio Manager for High Yield Strategies, and is also head of high-yield trading, at Standish Mellon Asset Management, LLC — an affiliate of Dreyfus. Mr. McNichols is the Director of Credit Research and Investment at Standish Mellon, overseeing all of Standish Mellon's global credit research. Each manages the portfolio under a dual-employee relationship with Dreyfus.

February 1, 2005

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of these portfolios directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Limited Term High Yield Portfolio may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of certain portfolio expenses by The Dreyfus Corporation pursuant to an agreement that was in effect through December 31, 2004, and which was extended to December 31, 2005. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Merrill Lynch High Yield Master II Index is an unmanaged performance benchmark composed of U.S. domestic and Yankee bonds rated below investment grade with at least $100 million par amount outstanding and greater than or equal to one year to maturity. Unlike the portfolio, it is not limited by any maximum average maturity.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, Limited Term High Yield Portfolio Initial shares and Service shares and the Merrill Lynch High Yield Master II Index

Average Annual Total Returns *as of 12/31/04*

	Inception Date	1 Year	5 Years	From Inception
Initial shares	**4/30/97**	**10.10%**	**2.09%**	**2.41%**
Service shares	**4/30/97**	**10.06%**	**2.09%**	**2.41%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† Source: Lipper Inc.

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, Limited Term High Yield Portfolio on 4/30/97 (inception date of Initial shares) to a $10,000 investment made in the Merrill Lynch High Yield Master II Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2004 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Index is an unmanaged performance benchmark composed of U.S. domestic and Yankee bonds rated below investment grade with at least $100 million par amounts outstanding and greater than or equal to one year to maturity. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Limited Term High Yield Portfolio from July 1, 2004 to December 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.72	$ 4.72
Ending value (after expenses)	$1,087.30	$1,087.90

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.57	$ 4.57
Ending value (after expenses)	$1,020.61	$1,020.61

† *Expenses are equal to the portfolio's annualized expense ratio of .90% for Initial shares and .90% for Service shares, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2004

Bonds and Notes−81.1%	Principal Amount ($)	Value ($)
Advertising−.3%		
RH Donnelley Financial:		
Sr. Notes, 8.875%, 2010	48,000 [a]	53,760
Sr. Sub. Notes, 10.875%, 2012	39,000 [a]	46,508
		100,268
Aerospace & Defense−.4%		
Argo-Tech,		
Sr. Notes, 9.25%, 2011	78,000	85,995
DRS Technologies,		
Sr. Sub. Notes, 6.875%, 2013	29,000 [a]	30,450
		116,445
Agricultural Biotech−.2%		
Seminis Vegetable Seeds,		
Sr. Sub. Notes, 10.25%, 2013	50,000	**56,500**
Airlines−1.0%		
Delta Airlines,		
Pass-Through Ctfs.,		
Ser. 2001-1, Cl. B, 7.711%, 2011	84,000	64,626
Northwest Airlines:		
Pass-Through Ctfs., Ser. 1996-1, 7.67%, 2015	111,417	96,922
Sr. Notes, 10%, 2009	160,000 [b]	135,600
United AirLines,		
Enhanced Pass-Through Ctfs.,		
Ser. 1997-1A, 1.34%, 2049	48,617 [c]	41,487
		338,635
Auto Manufacturing−.3%		
Navistar International,		
Sr. Notes, 7.5%, 2011	85,000 [b]	**91,588**
Auto Trucks & Parts−.7%		
Airxcel,		
Sr. Sub. Notes, Ser. B, 11%, 2007	20,000	19,900
Collins & Aikman Products:		
Sr. Notes, 10.75%, 2011	47,000	48,175
Sr. Sub. Notes, 12.875%, 2012	115,000 [a,b]	99,906
HLI Operating,		
Sr. Notes, 10.5%, 2010	18,000 [b]	19,395
United Components,		
Sr. Sub. Notes, 9.375%, 2013	48,000	52,320
		239,696

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Building & Construction−1.5%		
Asia Aluminum,		
Secured Notes, 8%, 2011	34,000 [a]	34,510
Atrium Cos.,		
Sr. Sub. Notes, Ser. B, 10.5%, 2009	110,000	116,325
Goodman Global,		
Sr. Sub. Notes, 7.875%, 2012	29,000 [a]	28,855
Owens Corning,		
Notes, 7.7%, 2008	175,000 [c]	142,625
THL Buildco,		
Sr. Sub. Notes, 8.5%, 2014	85,000 [a]	89,250
WCI Communities,		
Sr. Sub. Notes, 10.625%, 2011	67,000	74,705
		486,270
Chemicals−5.6%		
Crompton,		
Sr. Notes, 9.875%, 2012	200,000 [a]	230,000
HMP Equity,		
Sr. Discount Notes, 0%, 2008	135,000	89,944
Huntsman:		
Sr. Secured Notes, 11.625%, 2010	21,000	24,937
Sr. Sub. Notes, 9.875%, 2009	29,000	31,972
Huntsman ICI Chemicals,		
Sr. Sub. Notes, 10.125%, 2009	241,000	259,065
Nalco,		
Sr. Sub. Notes, 8.875%, 2013	275,000	303,187
OM Group,		
Sr. Sub. Notes, 9.25%, 2011	213,000	227,910
Resolution Performance Products/Capital,		
Sr. Secured Notes, 8%, 2009	49,000	52,920
Rhodia:		
Sr. Notes, 7.625%, 2010	221,000 [b]	222,657
Sr. Notes, 10.25%, 2010	262,000 [b]	296,060
Rockwood Specialties,		
Sr. Sub. Notes, 10.625%, 2011	96,000	110,880
		1,849,532
Commercial Services−.5%		
Brickman,		
Sr. Sub. Notes, Ser. B, 11.75%, 2009	62,000	72,850
United Rentals North America,		
Sr. Sub. Notes, 7.75%, 2013	101,000	99,485
		172,335

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Consumer Products−1.1%		
Ames True Temper,		
Sr. Sub. Notes, 10%, 2012	85,000	87,550
Amscan,		
Sr. Sub. Notes, 8.75%, 2014	110,000	110,550
Playtex Products,		
Sr. Sub. Notes, 9.375%, 2011	160,000	171,600
		369,700
Diversified Financial Services−2.1%		
BCP Caylux Holdings Luxembourg SCA,		
Sr. Sub. Notes, 9.625%, 2014	200,000 a	226,500
Finova,		
Notes, 7.5%, 2009	192,720	95,396
K&F Acquisition,		
Sr. Sub. Notes, 7.75%, 2014	35,000 a	36,313
Stena,		
Sr. Notes, 7.5%, 2013	66,000	69,465
Trump Casino Holdings/Funding,		
First Priority Mortgage Notes, 12.625%, 2010	243,000	264,262
		691,936
Electric Utilities−7.2%		
Allegheny Energy Statutory Trust 2001,		
Secured Notes, 10.25%, 2007	226,999 a	258,276
Allegheny Energy Supply:		
Bonds, 8.25%, 2012	418,000 a,b	469,205
Notes, 7.8%, 2011	56,000	61,320
CMS Energy,		
Sr. Notes, 9.875%, 2007	159,000	178,478
Calpine:		
Secured Notes, 8.5%, 2010	658,000 a,b	567,525
Secured Notes, 9.875%, 2011	66,000 a	58,080
Calpine Generating:		
Secured Notes, 8.31%, 2010	65,000 d	63,862
Secured Notes, 11.169%, 2011	17,000 d	16,702
Mirant,		
Sr. Notes, 7.4%, 2004	100,000 a,c	74,000
Nevada Power:		
Mortgage, Bonds Ser. A, 8.25%, 2011	70,000	80,762
Mortgage Notes, 6.5%, 2012	32,000	34,000
Notes, Ser. E, 10.875%, 2009	63,000	73,080
Reliant Energy,		
Sr. Secured, Notes, 9.25%, 2010	270,000	302,400

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Electric Utilities (continued)		
Sierra Pacific Resources,		
Sr. Notes, 8.625%, 2014	129,000	146,415
		2,384,105
Electrical & Electronics−1.3%		
Dresser,		
Sr. Sub. Notes, 9.375%, 2011	137,000	150,700
Fisher Scientific International,		
Sr. Sub. Notes, 8%, 2013	162,000	184,680
Imax,		
Sr. Notes, 9.625%, 2010	66,000 b	72,270
Rayovac,		
Sr. Sub. Notes, 8.5%, 2013	32,000	35,680
		443,330
Entertainment−1.1%		
Argosy Gaming,		
Sr. Sub. Notes, 9%, 2011	110,000	123,200
Bally Total Fitness,		
Sr. Notes, 10.5%, 2011	178,000 b	180,225
Intrawest,		
Sr. Notes, 7.5%, 2013	9,000	9,619
Six Flags,		
Sr. Notes, 9.625%, 2014	63,000	63,630
		376,674
Environmental Control−3.4%		
Allied Waste:		
Secured Notes, 6.375%, 2011	47,000	45,708
Gtd. Sr. Notes, Ser. B, 7.625%, 2006	370,000	382,950
Sr. Notes, Ser. B, 8.5%, 2008	112,000	119,280
Sr. Notes, Ser. B, 8.875%, 2008	313,000	336,475
Sr. Secured Notes, Ser. B, 9.25%, 2012	56,000	60,900
Geo Sub,		
Sr. Notes, 11%, 2012	56,000	56,560
IMCO Recycling Escrow,		
Sr. Notes, 9%, 2014	14,000 a	14,630
Synagro Technologies,		
Sr. Sub. Notes, 9.5%, 2009	61,000	66,795
Waste Services,		
Sr. Sub. Notes, 9.5%, 2014	64,000 a,b	64,000
		1,147,298

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Food & Beverages—1.7%		
Agrilink Foods,		
Sr. Sub. Notes, 11.875%, 2008	16,000	16,740
Corn Products International:		
Sr. Notes, 8.25%, 2007	57,000	62,748
Sr. Notes, 8.45%, 2009	57,000	66,182
Del Monte,		
Sr. Sub. Notes, 8.625%, 2012	62,000	69,750
Dole Food:		
Debs., 8.75%, 2013	46,000	51,635
Sr. Notes, 8.625%, 2009	64,000	69,920
Sr. Notes, 8.875%, 2011	91,000	99,418
Land O'Lakes,		
Sr. Notes, 8.75%, 2011	74,000 [b]	74,000
National Beef Packing,		
Sr. Notes, 10.5%, 2011	63,000	66,465
		576,858
Gaming & Lodging—5.8%		
Inn of the Mountain Gods Resort & Casino,		
Sr. Notes, 12%, 2010	174,000	204,450
Isle of Capri Casinos,		
Sr. Sub. Notes, 9%, 2012	57,000	63,127
Kerzner International,		
Notes, 8.875%, 2011	207,000	227,182
MGM Mirage:		
Notes, 8.5%, 2010	129,000	147,382
Sr. Collateralized Notes, 6.95%, 2005	18,000	18,045
Mandalay Resort,		
Sr. Notes, 6.5%, 2009	127,000	134,620
Mohegan Tribal Gaming Authority,		
Sr. Sub. Notes, 6.375%, 2009	127,000	131,127
Park Place Entertainment:		
Sr. Sub. Notes, 7.875%, 2005	152,000	158,080
Sr. Sub. Notes, 7.875%, 2010	79,000	89,369
Sr. Sub. Notes, 8.875%, 2008	321,000	364,335
Resorts International Hotel and Casino,		
First Mortgage, 11.5%, 2009	194,000	228,920
Turning Stone Casino Entertainment,		
Sr. Notes, 9.125%, 2010	85,000 [a]	92,437

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Gaming & Lodging (continued)		
Wynn Las Vegas Capital,		
First Mortgage Notes, 6.625%, 2014	85,000 [a]	84,575
		1,943,649
Health Care−4.3%		
Beverly Enterprises,		
Sr. Sub. Notes, 7.875%, 2014	57,000 [a]	61,418
Extendicare Health Services,		
Sr. Notes, 9.5%, 2010	40,000	45,000
Hanger Orthopedic,		
Sr. Notes, 10.375%, 2009	187,000 [b]	194,013
Healthsouth:		
Sr. Notes, 6.875%, 2005	66,000	66,743
Sr. Notes, 7%, 2008	196,000	199,920
Province Healthcare,		
Sr. Sub. Notes, 7.5%, 2013	198,000	222,750
Tenet HealthCare:		
Notes, 7.375%, 2013	202,000 [b]	196,950
Sr. Notes, 9.875%, 2014	229,000 [a]	250,755
Triad Hospitals,		
Sr. Sub. Notes, 7%, 2013	201,000	206,527
		1,444,076
Machinery−.7%		
Case New Holland:		
Sr. Notes, 6%, 2009	56,000 [a]	54,880
Sr. Notes, 9.25%, 2011	96,000 [a]	107,280
Sr. Notes, 9.25%, 2011	63,000 [a]	70,403
		232,563
Manufacturing−2.0%		
Hexcel,		
Sr. Sub. Notes, 9.75%, 2009	237,000	247,665
JB Poindexter,		
Sr. Notes, 8.75%, 2014	152,000 [a]	162,260
Key Components/Finance,		
Sr. Notes, 10.5%, 2008	79,000	82,358
MAAX,		
Sr. Sub. Notes, 9.75%, 2012	29,000 [a]	30,812

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Manufacturing (continued)		
Polypore:		
Sr. Discount Note, 0/10.50%, 2012	131,000 a,e	84,495
Sr. Sub. Notes, 8.75%, 2012	68,000	71,400
		678,990
Media−9.4%		
Adelphia Communications,		
Sr. Notes, Ser. B, 7.75%, 2009	103,000 c	96,820
CSC Holdings:		
Sr. Notes, 6.75%, 2012	66,000 a	68,310
Sr. Notes, 7.875%, 2007	123,000	132,533
Charter Communications Holdings:		
Sr. Discount Notes, 0/11.75%, 2011	172,000 e	127,280
Sr. Notes, 8.75%, 2013	249,000 b	258,338
Sr. Notes, 10.25%, 2010	262,000	279,030
Sr. Notes, 10.75%, 2009	326,000	298,290
Dex Media East Finance,		
Sr. Sub. Notes, Ser. B, 9.875%, 2009	11,000	12,581
Sr. Sub. Notes, Ser. B, 12.125%, 2012	207,000	253,316
Dex Media West Finance,		
Sr. Sub. Notes, Ser. B, 9.875%, 2013	153,000	177,097
Granite Broadcasting,		
Notes, 9.75%, 2010	131,000	125,760
Gray Television,		
Sr. Sub. Notes, 9.25%, 2011	30,000	33,750
Kabel Deutschland,		
Sr. Notes, 10.625%, 2014	87,000 a	100,485
LBI Media,		
Sr. Discount Notes, 0/11%, 2013	97,000 e	71,780
Lodgenet Entertainment,		
Sr. Sub. Debs., 9.5%, 2013	28,000	31,080
Nexstar Finance:		
Sr. Discount Notes, 0/11.375%, 2013	148,000 e	117,660
Sr. Sub. Notes, 7%, 2014	215,000	213,925
Pegasus Communications,		
Sr. Sub. Notes, Ser. B, 12.5%, 2007	228,000 c	147,630

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Media (continued)		
Salem Communications,		
Sr. Sub. Notes, Ser. B, 9%, 2011	138,000	152,145
Spanish Broadcasting System,		
Sr. Sub. Notes, 9.625%, 2009	259,000	272,597
Young Broadcasting:		
Sr. Sub. Notes, 8.75%, 2014	140,000 [b]	141,750
Sr. Sub. Notes, 10%, 2011	30,000	32,175
		3,144,332
Mining & Metals−1.9%		
AK Steel:		
Sr. Notes, 7.75%, 2012	117,000 [b]	121,095
Sr. Notes, 7.875%, 2009	152,000	155,610
Consol Energy,		
Notes, 7.875%, 2012	223,000	250,875
CSN Islands VIII,		
Sr. Notes, 10%, 2015	85,000 [a]	91,694
		619,274
Oil & Gas−5.2%		
Coastal:		
Notes, 7.625%, 2008	256,000 [b]	268,800
Notes, 7.75%, 2010	257,000 [b]	269,850
Sr. Deb., 6.5%, 2008	57,000	57,998
El Paso Production,		
Sr. Notes, 7.75%, 2013	109,000	114,722
Hanover Compressor:		
Sr. Notes, 8.625%, 2010	66,000 [b]	72,435
Sr. Notes, 9%, 2014	84,000	93,870
Hanover Equipment Trust:		
Sr. Secured Notes, Ser A., 8.5%, 2008	257,000	277,560
Sr. Secured Notes, Ser. B, 8.75%, 2011	11,000	11,990
McMoRan Exploration:		
Sr. Notes, 5.25%, 2011	57,000 [a]	80,869
Sr. Notes, 6%, 2008	316,000 [a]	479,135
		1,727,229
Packaging & Containers−2.3%		
Jefferson Smurfit,		
Sr. Notes, 8.25%, 2012	57,000	62,415

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Packaging & Containers (continued)		
Owens-Brockway:		
Sr. Notes, 6.75%, 2014	28,000 a	28,420
Sr. Notes, 8.25%, 2013	30,000	33,150
Sr. Secured Notes, 7.75%, 2011	60,000	65,250
Sr. Secured Notes, 8.75%, 2012	9,000	10,192
Sr. Secured Notes, 8.875%, 2009	50,000	54,562
Pliant:		
Sr. Secured Discount Notes, 0/11.125%, 2009	97,000 e	90,089
Sr. Secured Notes, 11.125%, 2009	31,000	33,945
Sr. Sub. Notes, 13%, 2010	62,000 b	60,760
Stone Container:		
Sr. Notes, 8.375%, 2012	75,000	82,125
Sr. Notes, 9.75%, 2011	180,000	198,000
Tekni-Plex,		
Secured Notes, 8.75%, 2013	55,000 a,b	55,000
		773,908
Paper & Forest Products—2.6%		
Appleton Papers,		
Sr. Sub Notes, Sr. B, 9.75%, 2014	85,000 b	94,350
Buckeye Technologies,		
Sr. Notes, 8.5%, 2013	80,000	87,200
Georgia-Pacific:		
Sr. Notes, 7.375%, 2008	123,000	134,378
Sr. Notes, 8.875%, 2010	485,000	566,844
		882,772
Pipelines—1.9%		
ANR Pipeline,		
Notes, 8.875%, 2010	150,000	168,750
Dynegy:		
Secured Notes, 9.875%, 2010	153,000 a	171,743
Secured Notes, 10.125%, 2013	134,000 a	154,100
Southern Natural Gas,		
Notes, 8.875%, 2010	123,000 b	138,375
		632,968
Retail—1.3%		
Dillards,		
Notes, 6.875%, 2005	6,000	6,150

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Retail (continued)		
JC Penney,		
Sr. Notes, 8%, 2010	101,000	115,898
Remington Arms,		
Sr. Notes, 10.5%, 2011	23,000	22,310
Rite Aid:		
Sr. Secured Notes, 8.125%, 2010	70,000	74,375
Sr. Secured Notes, 12.5%, 2006	64,000 [b]	72,320
Saks,		
Notes, 7.5%, 2010	57,000	60,990
VICORP Restaurants,		
Sr. Notes, 10.5%, 2011	64,000	64,640
		416,683
Structured Index−3.8%		
AB Svensk Exportkredit,		
GSNE-ER Indexed Notes, 0%, 2007	190,000 [a,f]	180,215
Dow Jones CDX,		
Credit Linked Notes, Ser. 3-2, 6.375%, 2009	1,073,000 [a,g]	1,099,825
		1,280,040
Technology−.3%		
AMI Semiconductor,		
Sr. Sub. Notes, 10.75%, 2013	81,000	**95,580**
Telecommunications−9.7%		
American Tower:		
Sr. Notes, 7.125%, 2012	86,000 [a]	88,365
Sr. Notes, 9.375%, 2009	133,000 [b]	141,313
Sr. Sub. Notes, 7.25%, 2011	152,000	161,880
American Tower Escrow,		
Discount Notes, 0%, 2008	30,000	22,575
Crown Castle International:		
Sr. Notes, 7.5%, 2013	100,000 [b]	108,000
Sr. Notes, 9.375%, 2011	234,000	263,250
Sr. Notes, Ser. B, 7.5%, 2013	99,000 [b]	106,920
Dobson Communications,		
Sr. Notes, 8.875%, 2013	56,000	39,620
Fairpoint Communications,		
Sr. Notes, 11.875%, 2010	30,000	35,250

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Telecommunications (continued)		
Innova S de RL,		
Notes, 9.375%, 2013	128,000 b	146,240
MJD Communications,		
Floating Rate Notes, Ser. B, 6.488%, 2008	500,000 d	495,000
Nextel Partners,		
Sr. Notes, 12.5%, 2009	77,000 b	87,588
Qwest:		
Bank Note, Ser. A, 6.5%, 2007	187,000 d	194,948
Bank Note, Ser. B, 6.95%, 2010	42,000 d	42,945
Bank Note, Ser. B, 6.95%, 2010	8,000 d	8,180
Qwest Services,		
Sr. Secured Notes, 13.5%, 2007	312,000 a	358,020
SBA Telecommunications,		
Sr. Discount Notes, 0/9.75%, 2011	395,000 e	334,763
Spectrasite,		
Sr. Notes, 8.25%, 2010	121,000	129,773
Ubiquitel Operations,		
Sr. Notes, 9.875%, 2011	86,000 a	96,965
US Unwired,		
Sr. Secured Notes, Ser. B, 10%, 2012	142,000	160,815
Western Wireless,		
Sr. Notes, 9.25%, 2013	201,000	219,592
		3,242,002
Textiles & Apparel−.1%		
Dan River,		
Sr. Notes, 12.75%, 2009	135,000 a,b,c	**26,663**
Transportation−1.4%		
CHC Helicopter,		
Sr. Sub. Notes, 7.375%, 2014	96,000	101,760
Gulfmark Offshore,		
Sr. Notes, 7.75%, 2014	113,000 a,b	120,345
TFM, S.A. de C.V.,		
Sr. Notes, 10.25%, 2007	214,000	228,980
		451,085
Total Bonds and Notes		
(cost $25,317,572)		**27,032,984**

Preferred Stocks—2.4%	Shares	Value ($)
Commercial Services—.7%		
Kaiser Group Holdings, Cum., $3.85	3,952	**217,360**
Diversified Financial Services—.1%		
Williams Holdings Of Delaware, Cum. Conv., $2.75	460 a	**38,640**
Media—1.6%		
Paxson Communications, Cum. Conv., $975	555 a	305,324
Spanish Broadcasting System (Units) Cum. Conv., Ser. B, $107.5	202	224,775
		530,099
Total Preferred Stocks (cost $784,321)		**786,099**

Common Stocks—.5%		
Oil & Gas—.0%		
Link Energy (Units)	35,228 h	**3,171**
Telecommunications—.5%		
AboveNet	3,991 h	127,712
Neon Communications	10,724 h,i	29,491
		157,203
Total Common Stocks (cost $657,246)		**160,374**

Other—.0%		
Chemicals—.0%		
Huntsman (warrants)	32 a,h	**15,056**
Mining And Metals—.0%		
Kaiser Group Holdings (rights)	17,554 h,i	**0**
Telecommunications—.0%		
AboveNet (warrants)	647 h	6,364
Loral Cyberstar (warrants)	20,940 h	209
Neon Communications (warrants)	10,724 h,i	0
		6,573
Total Other (cost $25,343)		**21,629**

Other Investments−14.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $4,677,000)	4,677,000 ʲ	**4,677,000**

Investment of Cash Collateral for Securities Loaned−13.1%		
Registered Investment Company;		
Dreyfus Institutional Cash Advanatage Plus Fund		
(cost $4,354,180)	4,354,180 ʲ	**4,354,180**
Total Investments (cost $35,815,662)	**111.1%**	**37,032,266**
Liabilities, Less Cash and Receivables	**(11.1%)**	**(3,710,273)**
Net Assets	**100.0%**	**33,321,993**

ᵃ   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Trustees. At December 31, 2004, these securities amounted to $6,940,257 or 20.8% of net assets.*

ᵇ   *All or a portion of these securities are on loan. At December 31, 2004, the total market value of the portfolio's securities on loan is $4,172,209 and the total market value of the collateral held by the portfolio is $4,354,180.*

ᶜ   *Non-income producing—security in default.*

ᵈ   *Variable rate security—interest rate subject to periodic change.*

ᵉ   *Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity date.*

ᶠ   *Security linked to Goldman Sachs Non-Energy-Excess Return Index.*

ᵍ   *Security linked to a portfolio of debt securities.*

ʰ   *Non-income producing security.*

ⁱ   *The value of these securities has been determined in good faith under the direction of the Board of Trustees.*

ʲ   *Investments in affiliated money market mutual funds.*

Portfolio Summary†

	Value (%)		Value (%)
Corporate Bonds	77.3	Preferred Stocks	2.4
Money Market Investments	27.1	Common Stocks and Other	.5
Structured Index	3.8		**111.1**

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan valued at $4,172,209)–Note 1(c):		
Unaffiliated issuers	26,784,482	28,001,086
Affiliated issuers	9,031,180	9,031,180
Cash		163,310
Cash denominated in foreign currencies	43	46
Dividends and interest receivable		530,024
Prepaid expenses		1,233
		37,726,879
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		16,529
Liability for securities on loan–Note 1(c)		4,354,180
Payable for shares of Beneficial Interest redeemed		3,396
Accrued expenses		30,781
		4,404,886
Net Assets ($)		**33,321,993**
Composition of Net Assets ($):		
Paid-in capital		66,915,367
Accumulated undistributed investment income–net		22,369
Accumulated net realized gain (loss) on investments		(34,832,350)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		1,216,607
Net Assets ($)		**33,321,993**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	23,880,643	9,441,350
Shares Outstanding	3,495,789	1,380,461
Net Asset Value Per Share ($)	**6.83**	**6.84**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2004

Investment Income ($):	
Income:	
Interest	2,411,521
Dividends:	
Unaffiliated issuers	88,404
Affiliated issuers	31,612
Income from securities lending	25,010
Total Income	**2,556,547**
Expenses:	
Investment advisory fee–Note 3(a)	215,671
Auditing fees	26,626
Distribution fees–Note 3(b)	22,467
Prospectus and shareholders' reports	16,212
Custodian fees–Note 3(b)	7,669
Trustees' fees and expenses–Note 3(c)	2,635
Shareholder servicing costs–Note 3(b)	2,108
Legal fees	553
Miscellaneous	23,483
Total Expenses	**317,424**
Less–waiver of fees due to undertaking–Note 3(a)	(21,623)
Net Expenses	**295,801**
Investment Income–Net	**2,260,746**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	1,137,667
Net realized gain (loss) on options transactions	(2,025)
Net realized gain (loss) on financial futures	(85)
Net realized gain (loss) on swap transactions	(8,276)
Net realized gain (loss) on forward currency exchange contracts	(970)
Net Realized Gain (Loss)	**1,126,311**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	(211,372)
Net Realized and Unrealized Gain (Loss) on Investments	**914,939**
Net Increase in Net Assets Resulting from Operations	**3,175,685**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2004	2003
Operations ($):		
Investment income−net	2,260,746	2,557,027
Net realized gain (loss) on investments	1,126,311	(2,697,357)
Net unrealized appreciation (depreciation) on investments	(211,372)	7,845,066
Net Increase (Decrease) in Net Assets Resulting from Operations	**3,175,685**	**7,704,736**
Dividends to Shareholders from ($):		
Investment income−net:		
Initial shares	(1,757,277)	(2,139,506)
Service shares	(642,542)	(701,661)
Total Dividends	**(2,399,819)**	**(2,841,167)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	1,502,127	4,811,283
Service shares	2,407,679	4,390,971
Dividends reinvested:		
Initial shares	1,757,277	2,139,506
Service shares	642,542	701,661
Cost of shares redeemed:		
Initial shares	(5,508,371)	(5,156,119)
Service shares	(2,887,368)	(2,084,080)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(2,086,114)**	**4,803,222**
Total Increase (Decrease) in Net Assets	**(1,310,248)**	**9,666,791**
Net Assets ($):		
Beginning of Period	34,632,241	24,965,450
End of Period	**33,321,993**	**34,632,241**
Undistributed investment income−net	22,369	36,891

	Year Ended December 31,	
	2004	2003
Capital Share Transactions:		
Initial Shares		
Shares sold	225,131	755,152
Shares issued for dividends reinvested	263,707	337,566
Shares redeemed	(821,797)	(820,300)
Net Increase (Decrease) in Shares Outstanding	**(332,959)**	**272,418**
Service Shares		
Shares sold	357,890	701,874
Shares issued for dividends reinvested	96,282	110,402
Shares redeemed	(431,163)	(330,770)
Net Increase (Decrease) in Shares Outstanding	**23,009**	**481,506**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
Initial Shares	2004[a]	2003	2002	2001[b]	2000
Per Share Data ($):					
Net asset value, beginning of period	6.68	5.63	7.33	8.47	10.44
Investment Operations:					
Investment income—net	.46[c]	.53[c]	.69[c]	.84[c]	1.15
Net realized and unrealized gain (loss) on investments	.19	1.12	(1.64)	(1.07)	(1.95)
Total from Investment Operations	.65	1.65	(.95)	(.23)	(.80)
Distributions:					
Dividends from investment income—net	(.50)	(.60)	(.75)	(.91)	(1.17)
Net asset value, end of period	6.83	6.68	5.63	7.33	8.47
Total Return (%)	10.10	30.00	(13.01)	(2.90)	(8.27)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.89	.96	.94	.91	.99
Ratio of net expenses to average net assets	.89	.90	.92	.91	.99
Ratio of net investment income to average net assets	6.82	8.43	10.69	10.37	11.10
Portfolio Turnover Rate	78.90	258.88	436.35	198.14	15.29
Net Assets, end of period ($ x 1,000)	23,881	25,571	20,033	30,146	39,529

[a] As of January 1, 2004, the portfolio has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended December 31, 2004, was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 6.81% to 6.82%. Per share data and ratios/supplemental data for periods prior to January 1, 2004 have not been restated to reflect this change in presentation.

[b] As required, effective January 1, 2001, the portfolio has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended December 31, 2001 was to decrease net investment income per share by $.05, increase net realized and unrealized gain (loss) on investments per share by $.05 and decrease the ratio of net investment income to average net assets from 11.07% to 10.37%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect this change in presentation.

[c] Based on average shares outstanding at each month end.

See notes to financial statements.

	Year Ended December 31,				
Service Shares	2004[a]	2003	2002	2001[b]	2000
Per Share Data ($):					
Net asset value, beginning of period	6.68	5.63	7.33	8.46	8.46
Investment Operations:					
Investment income—net	.46[c]	.53[c]	.68[c]	.79[c]	–
Net realized and unrealized gain (loss) on investments	.19	1.12	(1.63)	(1.02)	–
Total from Investment Operations	.65	1.65	(.95)	(.23)	–
Distributions:					
Dividends from investment income—net	(.49)	(.60)	(.75)	(.90)	–
Net asset value, end of period	6.84	6.68	5.63	7.33	8.46
Total Return (%)	10.06	30.28	(13.12)	(2.95)	–
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.14	1.22	1.25	1.15	–
Ratio of net expenses to average net assets	.90	.90	.92	.91	–
Ratio of net investment income to average net assets	6.80	8.34	10.73	10.35	–
Portfolio Turnover Rate	78.90	258.88	436.35	198.14	15.29
Net Assets, end of period ($ x 1,000)	9,441	9,062	4,933	2,797	1

[a] *As of January 1, 2004, the portfolio has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended December 31, 2004, was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and had no effect on the ratio of net investment income to average net assets. Per share data and ratios/supplemental data for periods prior to January 1, 2004 have not been restated to reflect this change in presentation.*

[b] *As required, effective January 1, 2001, the portfolio has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended December 31, 2001 was to decrease net investment income per share by $.05, increase net realized and unrealized gain (loss) on investments per share by $.05 and decrease the ratio of net investment income to average net assets from 11.04% to 10.35%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect this change in presentation.*

[c] *Based on average shares outstanding at each month end.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940 as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Limited Term High Yield Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments other than financial futures, options, swap transactions and forward currency exchange contracts) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Trustees, or are determined by the portfolio not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the portfolio to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers.

Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Investments in registered investment companies are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price. Swap transactions are valued daily based upon future cash flows and other factors, such as interest rates and underlying securities. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities, other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: It is the policy of the portfolio to declare and pay dividends quarterly from investment income-net. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $27,051, accumulated capital losses $34,661,582 and unrealized appreciation $1,041,157.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2004. If not applied, $4,814,711 of the carryover expires in fiscal 2007, $4,480,534 expires in fiscal 2008, $10,613,045 expires in fiscal 2009, $10,693,853 expires in fiscal 2010, and $4,059,439 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2004 and December 31, 2003 were as follows: ordinary income $2,399,819 and $2,841,167, respectively.

During the period ended December 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for amortization of premiums, the portfolio increased accumulated undistributed investment income-net by $124,551, decreased accumulated net realized gain (loss) on investments by $264,941 and increased paid-in capital by $140,390. Net assets were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

The portfolio may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2004, the portfolio did not borrow under either line of credit.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement ("Agreement") with Dreyfus, the investment advisory fee is computed at the annual rate of .65 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

The Manager has agreed, from January 1, 2004 to December 31, 2005, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage commissions, extraordinary expenses, interest expenses and commitment fees on borrowings exceed .90 of 1% of the value of the average daily net assets of their class. During the period ended December 31, 2004, the Manager waived receipt of fees of $21,623, pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2004, Service shares were charged $22,467 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2004, the portfolio was charged $71 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement to provide custodial services for the portfolio. During the period ended December 31, 2004, the portfolio was charged $7,669 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $18,311, Rule 12b-1 distribution plan fees $1,992, custodian fees $1,816 and transfer agency per account fees $11, which are offset against an expense reimbursement currently in effect in the amount of $5,601.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the portfolio may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, forward currency exchange contracts, swap transactions, option transactions and financial futures, during the period ended December 31, 2004, amounted to $24,054,446 and $29,363,636, respectively.

The portfolio may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The portfolio is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains and losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. At December 31, 2004, there were no financial futures contracts outstanding.

The portfolio enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the portfolio is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract increases between those dates. The portfolio is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. At December 31, 2004, there were no forward currency exchange contracts outstanding.

The portfolio may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

As of January 1, 2004, the portfolio has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. The portfolio accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) on swap contracts on the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swap contracts, in the Statement of Operations. Prior to January 1, 2004, these interim payments were reflected within interest income in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

Credit default swaps involve commitments to pay a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. At December 31, 2004, there were no credit default swaps outstanding.

The portfolio may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the portfolio receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the portfolio would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the portfolio would realize a loss, if the price of the financial instrument increases between those dates. At December 31, 2004, there were no written call options outstanding.

As a writer of put options, the portfolio receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the portfolio would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the portfolio would realize a loss, if the price of the financial instrument decreases between those dates. At December 31, 2004, there were no written put options outstanding.

At December 31, 2004, the cost of investments for federal income tax purposes was $35,991,112; accordingly, accumulated net unrealized appreciation on investments was $1,041,157, consisting of $2,158,948 gross unrealized appreciation and $1,117,794 gross unrealized depreciation.

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund,
Limited Term High Yield Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Variable Investment Fund, Limited Term High Yield Portfolio (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2004 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, Limited Term High Yield Portfolio at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 4, 2005

For federal tax purposes, the portfolio hereby designates 1.47% of the ordinary dividends paid during the fiscal year ended December 31, 2004 as qualifying for the corporate dividends received deduction. Shareholders will receive notification in January 2005 of the percentage applicable to the preparation of their 2004 income tax returns.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

—————————

David P. Feldman (65)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 51

—————————

James F. Henry (74)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President, CPR Institute for Dispute Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)

No. of Portfolios for which Board Member Serves: 22

—————————

Rosalind Gersten Jacobs (79)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Merchandise and marketing consultant

No. of Portfolios for which Board Member Serves: 33

Dr. Paul A. Marks (78)
Board Member (1990)

Principal Occupation During Past 5 Years:
- President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center (Retired 1999)

Other Board Memberships and Affiliations:
- Pfizer, Inc., a pharmaceutical company, Director-Emeritus
- Atom Pharm, Director
- Lazard Freres & Company, LLC, Senior Adviser
- Merck, Consultant

No. of Portfolios for which Board Member Serves: 22

Dr. Martin Peretz (65)
Board Member (1990)

Principal Occupation During Past 5 Years:
- Editor-in-Chief of The New Republic Magazine
- Lecturer in Social Studies at Harvard University (1965-2001)
- Co-Chairman of TheStreet.com, a financial daily on the web

Other Board Memberships and Affiliations:
- Academy for Liberal Education, an accrediting agency for colleges and universities certified by the U.S. Department of Education, Director
- Digital Learning Group, LLC, an online publisher of college textbooks, Director
- Harvard Center for Blood Research, Trustee
- Bard College, Trustee
- YIVO Institute for Jewish Research, Trustee

No. of Portfolios for which Board Member Serves: 22

Bert W. Wasserman (72)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Financial Consultant

Other Board Memberships and Affiliations:
- Lillian Vernon Corporation, Director

No. of Portfolios for which Board Member Serves: 22

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Irving Kristol, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 90 investment companies (comprised of 194 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

ROBERT R. MULLERY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 60 portfolios) managed by the Manager. He is 52 years old and has been an employee of the Manager since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 102 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 19 investment companies (comprised of 75 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 39 investment companies (comprised of 84 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 107 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (93 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 196 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus Variable
Investment Fund,
Limited Term
High Yield Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2004, is available through the portfolio's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0156AR1204

Dreyfus Variable Investment Fund, Money Market Portfolio

ANNUAL REPORT December 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

THE PORTFOLIO

2   Letter from the Chairman

3   Discussion of Performance

6   Understanding Your Portfolio's Expenses

6   Comparing Your Portfolio's Expenses
    With Those of Other Funds

7   Statement of Investments

9   Statement of Assets and Liabilities

10 Statement of Operations

11 Statement of Changes in Net Assets

12 Financial Highlights

13 Notes to Financial Statements

18 Report of Independent Registered
    Public Accounting Firm

19 Board Members Information

21 Officers of the Fund

FOR MORE INFORMATION

Back Cover

The Portfolio



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Variable Investment Fund, Money Market Portfolio, covering the 12-month period from January 1, 2004, through December 31, 2004. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio manager, Bernard W. Kiernan Jr.

Many investors breathed a sigh of relief over the second half of the year as rising interest rates drove money market yields above historical lows. The Federal Reserve Board (the "Fed") raised short-term interest rates five consecutive times between late June and December, more than doubling the overnight federal funds rate from 1% to 2.25%. What's more, many analysts apparently expect the Fed to raise short-term interest rates further in 2005 if the U.S. economy continues to grow at its current rate. However, risks to the economic recovery persist, and the magnitude and timing of any further interest-rate increases by the Fed remain uncertain.

As always, we urge our shareholders to establish an investment plan with the help of your financial advisor, and review it periodically to track your progress toward your financial goals.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 18, 2005



DISCUSSION OF PERFORMANCE

Bernard W. Kiernan, Jr., Portfolio Manager

How did Dreyfus Variable Investment Fund, Money Market Portfolio perform during the period?

During the 12-month period ended December 31, 2004, the portfolio produced a yield of 0.80%. Taking into account the effects of compounding, the portfolio also provided an effective yield of 0.80% for the same period.[1]

What is the portfolio's investment approach?

The portfolio seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the portfolio invests in a diversified selection of high-quality, short-term debt securities, including securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, certificates of deposit, securities issued by domestic or foreign banks, repurchase agreements, asset-backed securities, domestic and dollar-denominated foreign commercial paper and dollar-denominated obligations issued or guaranteed by foreign governments.

Normally, the portfolio invests at least 25% of its net assets in domestic or dollar-denominated foreign bank obligations.

What other factors influenced the portfolio's performance?

The portfolio was primarily influenced by a strengthening U.S. economy, which led to higher short-term interest rates during the second half of the reporting period.

Although the U.S. economy appeared to be growing moderately when 2004 began, inflation remained near historically low levels as labor markets remained weak and corporations had little room to raise prices of goods and services. As a result, the Federal Reserve Board (the "Fed") indicated at the time that it could be "patient" before moving away from the aggressively accommodative monetary policy it had implemented in the aftermath of the 2001 terrorist attacks. In April, however, an unexpectedly strong employment report rekindled investors' concerns that inflationary pressures might be resurfacing. Higher energy and commodity prices appeared to lend credence to this view, and money market yields began to rise at the longer end of the maturity spectrum. However, the short-end of the money market yield curve remained anchored by the prevailing 1% federal funds rate.

While the Fed left interest rates unchanged in May, it indicated that future rate hikes were likely to be "measured." When employment data showed a second consecutive month of robust gains, investors began to anticipate that the Fed might tighten monetary policy as early as its next meeting in June. Indeed, on June 30, the Fed raised the overnight federal funds rate to 1.25%, its first increase in more than four years. Because most investors had anticipated the Fed's initial move, the money markets already had reflected its impact.

However, the economy appeared to hit a "soft patch" in the summer as the number of jobs created in June and July failed to meet expectations. Nonetheless, most investors expected the Fed to increase the federal funds rate again at its August meeting, and money market yields reflected that view. Then, as expected, the Fed raised short-term interest rates by 25 basis points in August, and again at its meetings in September and November.

In the meantime, economic activity continued to advance in the fall. GDP and job creation both posted solid gains in November, and the end of the contentious presidential election lifted a cloud of uncertainty from the financial markets, as evidenced by a strong stock market rally near year-end. At its December meeting, the Fed stated that, despite the rise in energy prices, economic activity was growing at a moderate pace and job creation was on an upward trend, albeit at a somewhat slower rate than is typical during economic recoveries. Consequently, the Fed raised interest rates a fifth consecutive time, bringing the overnight rate to 2.25%, while also indicating that it will remain vigilant and will respond to any threat to price stability.

In this environment of rising interest rates and stronger economic growth, we began to adopt a more defensive investment posture in the spring of 2004 when inflation concerns intensified, allowing the portfolio's weighted average maturity to fall toward a position we consider "neutral" to industry averages.

What is the portfolio's current strategy?

As of the end of the reporting period, we generally have maintained the portfolio's neutral weighted average maturity, and we currently expect the Fed to continue raising interest rates at a measured pace, especially during the first half of 2005. The portfolio's weighted average maturity should allow for reinvestment at higher yield levels should those opportunities arise. Of course, we are prepared to adjust our strategies as market conditions evolve.

January 18, 2005

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Money Market Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. An investment in the portfolio is not insured or guaranteed by the FDIC or any other government agency. Although the portfolio seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the portfolio. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Money Market Portfolio from July 1, 2004 to December 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended December 31, 2004

Expenses paid per $1,000†	$ 3.18
Ending value (after expenses)	$1,005.30

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2004

Expenses paid per $1,000†	$ 3.20
Ending value (after expenses)	$1,021.97

† Expenses are equal to the portfolio's annualized expense ratio of .63%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

December 31, 2004

Negotiable Bank Certificates of Deposit−12.5%	Principal Amount ($)	Value ($)
Credit Agricole Indosuez (Yankee) 2.32%, 4/26/2005	5,000,000 a	4,999,683
First Tennessee Bank N.A. 2.24%, 1/24/2005	4,000,000	4,000,000
Washington Mutual Bank, F.A. 2.25%, 2/2/2005	4,000,000	4,000,000
Total Negotiable Bank Certificates of Deposit (cost $12,999,683)		**12,999,683**

Commercial Paper−45.0%		
Allied Irish Banks N.A. 2.43%, 3/15/2005	3,000,000	2,985,278
Atlantis One Funding Corp. 2.16%, 4/7/2005	4,000,000 b	3,977,173
Beta Finance Inc. 2.03%, 3/14/2005	5,000,000 b	4,979,900
Credit Suisse First Boston Inc. 2.14%, 1/10/2005	4,000,000	3,997,870
Deutsche Bank Financial LLC 2.25%, 1/3/2005	2,000,000	1,999,750
General Electric Capital Corp. 2.24%, 1/21/2005	4,000,000	3,995,045
Greyhawk Funding LLC 2.15%, 1/7/2005	4,000,000 b	3,998,573
Harrier Finance Funding LLC 2.47%, 3/7/2005	3,000,000 b	2,986,675
Santander Central Hispano Finance Inc. 2.16%, 4/8/2005	4,000,000	3,976,936
Solitaire Funding LLC 2.19%, 1/10/2005	4,000,000 b	3,997,820
Stadshypotek Delaware Inc. 2.15%, 1/10/2005	4,000,000 b	3,997,860
Swedbank Inc. 2.15%, 1/3/2005	4,000,000	3,999,524
UBS Finance Delaware LLC 2.23%, 1/3/2005	2,000,000	1,999,752
Total Commercial Paper (cost $46,892,156)		**46,892,156**

Corporate Notes—20.1%	Principal Amount ($)	Value ($)
Lehman Brothers Holdings Inc. 2.38%, 5/16/2005	5,000,000 [a]	5,000,000
Merrill Lynch & Co. Inc. 2.30%, 1/31/2005	8,000,000 [a]	8,000,000
Sigma Finance Inc. 2.32%, 1/31/2005	8,000,000 [a,b]	7,999,903
Total Corporate Notes (cost $20,999,903)		**20,999,903**

U.S. Government Agencies—21.1%		
Federal Home Loan Banks, Notes 1.41%, 3/11/2005	8,000,000	8,000,000
Federal National Mortgage Association, Notes 1.35%-1.57%, 2/14/2005–5/13/2005	14,000,000	14,000,000
Total U.S. Government Agencies (cost $22,000,000)		**22,000,000**

Time Deposits—1.2%		
Marshall & Ilsley Bank (Grand Cayman) 2%, 1/3/2005 (cost $1,280,000)	1,280,000	**1,280,000**

Total Investments (cost $104,171,742)	**99.9%**	**104,171,742**
Cash and Receivables (Net)	**.1%**	**56,941**
Net Assets	**100.0%**	**104,228,683**

[a] *Variable interest rate—subject to periodic change.*
[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Trustees. At December 31, 2004, these securities amounted to $31,937,904 or 30.6% of net assets.*

Portfolio Summary †

	Value (%)		Value (%)
Banking	39.5	Finance & Financial	3.9
Government Agency	21.1	Asset-Backed—Multiseller	3.8
Asset–Backed	15.3	Autos	3.8
Brokerage Firms	12.5		**99.9**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	104,171,742	104,171,742
Cash		196,982
Interest receivable		214,937
Prepaid expenses		3,434
		104,587,095
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(a)		47,109
Payable for shares of Beneficial Interest redeemed		250,896
Accrued expenses		60,407
		358,412
Net Assets ($)		**104,228,683**
Composition of Net Assets ($):		
Paid-in capital		104,251,447
Accumulated net realized gain (loss) on investments		(22,764)
Net Assets ($)		**104,228,683**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		104,251,447
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2004

Investment Income ($):	
Interest Income	**1,768,785**
Expenses:	
Investment advisory fee–Note 2(a)	644,724
Custodian fees	40,039
Prospectus and shareholders' reports	39,003
Professional fees	24,506
Trustees' fees and expenses–Note 2(b)	11,568
Shareholder servicing costs–Note 2(a)	9,387
Registration fees	2,488
Miscellaneous	3,359
Total Expenses	**775,074**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(123)
Net Expenses	**774,951**
Investment Income–Net	**993,834**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**1,438**
Net Increase in Net Assets Resulting from Operations	**995,272**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2004	2003
Operations ($):		
Investment income−net	993,834	1,311,405
Net realized gain (loss) on investments	1,438	(16)
Net Increase (Decrease) in Net Assets Resulting from Operations	**995,272**	**1,311,389**
Dividends to Shareholders from ($):		
Investment income−net	**(993,834)**	**(1,311,405)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	246,007,735	458,808,838
Dividends reinvested	993,834	1,311,405
Cost of shares redeemed	(295,333,389)	(503,778,316)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(48,331,820)**	**(43,658,073)**
Total Increase (Decrease) in Net Assets	**(48,330,382)**	**(43,658,089)**
Net Assets ($):		
Beginning of Period	152,559,065	196,217,154
End of Period	**104,228,683**	**152,559,065**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.008	.007	.015	.039	.058
Distributions:					
Dividends from investment income−net	(.008)	(.007)	(.015)	(.039)	(.058)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.80	.70	1.46	3.97	5.98
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.60	.57	.56	.58	.60
Ratio of net expenses to average net assets	.60	.57	.56	.58	.60
Ratio of net investment income to average net assets	.77	.71	1.44	3.72	5.87
Net Assets, end of period ($ x 1,000)	104,229	152,559	196,217	190,449	124,375

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Money Market Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge.

It is the portfolio's policy to maintain a continuous net asset value per share of $1.00; the portfolio has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the portfolio will be able to maintain a stable net asset value per share of $1.00.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Trustees to represent the fair value of the portfolio's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

The portfolio may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the portfolio's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the portfolio's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the terms of the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the portfolio will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the portfolio maintains its right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Dividends to shareholders: It is the policy of the portfolio to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986 as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain.

(d) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2004, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $22,833 is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2004. If not applied, $783 of the carryover expires in fiscal 2007, $11,060 expires in fiscal 2008, $10,973 expires in fiscal 2010 and $17 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2004 and December 31, 2003, were all ordinary income.

At December 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .50 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2004, the portfolio was charged $290 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $47,065 and transfer agency per account fees $44.

(b) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The

Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, Money Market Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Variable Investment Fund, Money Market Portfolio (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2004 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, Money Market Portfolio at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 4, 2005

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

————————

David P. Feldman (65)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 51

————————

James F. Henry (74)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President, CPR Institute for Dispute Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)

No. of Portfolios for which Board Member Serves: 22

————————

Rosalind Gersten Jacobs (79)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Merchandise and marketing consultant

No. of Portfolios for which Board Member Serves: 33

Dr. Paul A. Marks (78)
Board Member (1990)

Principal Occupation During Past 5 Years:

• President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center (Retired 1999)

Other Board Memberships and Affiliations:

• Pfizer, Inc., a pharmaceutical company, Director-Emeritus
• Atom Pharm, Director
• Lazard Freres & Company, LLC, Senior Adviser
• Merck, Consultant

No. of Portfolios for which Board Member Serves: 22

Dr. Martin Peretz (65)
Board Member (1990)

Principal Occupation During Past 5 Years:

• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2001)
• Co-Chairman of TheStreet.com, a financial daily on the web

Other Board Memberships and Affiliations:

• Academy for Liberal Education, an accrediting agency for colleges and universities certified by the U.S. Department of Education, Director
• Digital Learning Group, LLC, an online publisher of college textbooks, Director
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• YIVO Institute for Jewish Research, Trustee

No. of Portfolios for which Board Member Serves: 22

Bert W. Wasserman (72)
Board Member (1993)

Principal Occupation During Past 5 Years:

• Financial Consultant

Other Board Memberships and Affiliations:

• Lillian Vernon Corporation, Director

No. of Portfolios for which Board Member Serves: 22

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Irving Kristol, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 90 investment companies (comprised of 194 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

ROBERT R. MULLERY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 60 portfolios) managed by the Manager. He is 52 years old and has been an employee of the Manager since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 102 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 19 investment companies (comprised of 75 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 39 investment companies (comprised of 84 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 107 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (93 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 196 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Variable
Investment Fund,
Money Market Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities
and Exchange Commission (''SEC'') for the first and third quarters of each fiscal year
on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at
http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference
Room in Washington, DC. Information on the operation of the Public Reference Room
may be obtained by calling 1-800-SEC-0330.

Information regarding how the portfolio voted proxies relating to portfolio securities for
the 12-month period ended June 30, 2004, is available on the SEC's website at
http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0117AR1204

Dreyfus Variable Investment Fund, Quality Bond Portfolio

ANNUAL REPORT December 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

THE PORTFOLIO

2   Letter from the Chairman

3   Discussion of Performance

6   Portfolio Performance

8   Understanding Your Portfolio's Expenses

8   Comparing Your Portfolio's Expenses
        With Those of Other Funds

9   Statement of Investments

15 Statement of Financial Futures

15 Statement of Options Written

16 Statement of Assets and Liabilities

17 Statement of Operations

18 Statement of Changes in Net Assets

20 Financial Highlights

22 Notes to Financial Statements

34 Report of Independent Registered
        Public Accounting Firm

35 Important Tax Information

36 Board Members Information

38 Officers of the Fund

FOR MORE INFORMATION

Back Cover

The Portfolio



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Variable Investment Fund, Quality Bond Portfolio, covering the 12-month period from January 1, 2004, through December 31, 2004. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with Gerald E. Thunelius, portfolio manager and Director of the Dreyfus Taxable Fixed Income Team that managed the portfolio during the prior fiscal year.

Despite a moderately growing economy and rising interest rates over the second half of the year, the yield of the benchmark 10-year U.S. Treasury bond ended 2004 virtually unchanged from where it began. At the same time, corporate bonds generally continued to gain value as business conditions improved, and mortgage-backed securities benefited from waning prepayment activity among homeowners.

Can bonds continue to deliver positive results in 2005? No one knows for certain. However, with short-term interest rates rising and the economy gaining momentum, we believe that some areas of the fixed-income market are likely to be stronger than others. What's required for success, in our view, is strong fundamental research and keen professional judgment.

As always, we urge our shareholders to view the financial markets from a long-term perspective, measured in years rather than weeks or months. One of the best ways to ensure a long-term perspective is to establish an investment plan with the help of your financial advisor, and review it periodically to track your progress toward your financial goals.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
February 1, 2005



DISCUSSION OF PERFORMANCE

Gerald E. Thunelius, Director and Senior Portfolio Manager
Dreyfus Taxable Fixed Income Team

How did Dreyfus Variable Investment Fund, Quality Bond Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2004, the portfolio's Initial shares achieved a total return of 3.37%, and its Service shares achieved a total return of 3.05%.[1] The portfolio produced aggregate income dividends of $0.463 per share and $0.437 per share for its Initial and Service shares, respectively. In comparison, the portfolio's benchmark, the Lehman Brothers U.S. Aggregate Index (the "Index"), achieved a total return of 4.34% for the same period.[2]

Despite rising short-term interest rates, the bond market continued to rally during the reporting period as investors reacted to low inflation and improving business conditions for corporate bond issuers. The portfolio produced lower returns than the Index, primarily due to its relatively defensive positioning early in 2004. While the fund's performance improved during the second half of the year, it was not enough to fully offset earlier weakness.

What is the portfolio's investment approach?

The portfolio seeks to maximize total return consisting of capital appreciation and current income. To achieve this objective, the portfolio invests at least 80% of its assets in bonds, including corporate bonds, mortgage-related securities, collateralized mortgage obligations ("CMOs") and asset-backed securities that, when purchased, are A-rated or better or what we believe are the unrated equivalent, and in securities issued or guaranteed by the U.S. government or its agencies or its instrumentalities. The portfolio may also invest up to 10% of its net assets in non-dollar-denominated foreign securities and up to 20% of its assets in the securities of foreign issues collectively.

The Dreyfus Taxable Fixed Income Team's approach emphasized:

- *Fundamental economic analysis.* Our review of U.S. economic conditions helps us establish the portfolio's average duration, which is a measure of sensitivity to interest-rate changes. If interest rates appear to be rising, we will generally reduce the portfolio's average duration to keep cash available for the purchase of higher-yielding securities as they become available. If interest rates appear to be declining, we will generally increase the portfolio's average duration to lock in prevailing yields.

• *Sector allocation.* We allocate assets among the various sectors of the fixed-income marketplace according to their relative attractiveness based on prevailing and expected market and economic conditions.

• *Security selection.* We choose individual securities according to factors that include their yields, prices, liquidity and the financial health of their issuers.

What other factors affected the portfolio's performance?

Early in the reporting period, it appeared to us that the U.S. economy was poised for stronger economic growth, which we expected to lead to intensifying inflationary pressures and higher short-term interest rates from the Federal Reserve Board (the "Fed"). Accordingly, we established a more defensive investment posture, emphasizing securities that we believed would benefit from narrower yield differences among bonds of various maturities. However, inflation remained low over the first quarter of 2004, and yield differences widened, causing the portfolio's performance at the time to lag the benchmark. This "early" shift to a higher-quality, shorter-duration portfolio was the main contributing factor to the portfolio's underperformance.

In April 2004, inflationary pressures appeared to resurface when U.S. labor markets strengthened and energy prices surged. In this changing environment, the portfolio's relatively defensive positioning enabled it to avoid the full brunt of the bond market's springtime decline, which occurred in advance of the Fed's first interest-rate increases in more than four years.

Although the economy hit a soft patch during the summer and political uncertainty extended into the fall, the Fed continued to raise short-term interest rates. In fact, the Fed raised the overnight federal funds rate five times between June and December, driving it from 1% to 2.25% as of year-end.

The portfolio enjoyed strong contributions from corporate bonds in 2004, which gained value as business conditions improved and many issuers strengthened their balance sheets. The portfolio received especially strong contributions to performance from bonds issued by companies in the oil and gas industry. The portfolio's relatively heavy exposure to mortgage-backed securities also helped boost returns.

Later in the reporting period, we reduced the fund's average duration to a range we considered slightly shorter than industry averages, which positioned the fund for higher yields on longer-term U.S. bonds. In addition, we established a significant position in TIPS, which rallied toward year-end as U.S. economic growth and inflation expectations intensified.

What is the portfolio's current strategy?

Effective January 31, 2005, Catherine Powers assumed the management responsibilities of the portfolio. Christopher Pellegrino was appointed as an additional portfolio manager. Ms. Powers also is a Senior Portfolio Manager for Active Core Strategies, responsible for high-grade core and core-plus fixed income strategies, with Standish Mellon Asset Management, LLC — an affiliate of Dreyfus. Mr. Pelligrino also is a Senior Portfolio Manager for Active Core Strategies, responsible for the management of high-grade core strategies, with Standish Mellon. Each manages the portfolio under a dual-employee relationship with Dreyfus.

February 1, 2005

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Quality Bond Portfolio may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of certain portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through July 31, 2005, at which time it may be extended or terminated. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, Quality Bond Portfolio Initial shares and Service shares and the Lehman Brothers U.S. Aggregate Index

Average Annual Total Returns *as of 12/31/04*

	1 Year	5 Years	10 Years
Initial shares	**3.37%**	**6.76%**	**7.13%**
Service shares	**3.05%**	**6.54%**	**7.02%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, Quality Bond Portfolio on 12/31/94 to a $10,000 investment made in the Lehman Brothers U.S. Aggregate Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2004 (blended performance figures). The blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses. The Index is a widely accepted, unmanaged index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Quality Bond Portfolio from July 1, 2004 to December 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 3.82	$ 5.11
Ending value (after expenses)	$1,056.10	$1,054.80

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 3.76	$ 5.03
Ending value (after expenses)	$1,021.42	$1,020.16

† Expenses are equal to the portfolio's annualized expense ratio of .74% for Initial shares and .99% for Service shares, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

December 31, 2004

Bonds and Notes−87.7%	Principal Amount [a]	Value ($)
Aerospace & Defense−.5%		
General Dynamics, Sr. Notes, 4.5%, 2010	1,002,000	**1,025,104**
Airlines−.5%		
American Airlines:		
Pass-Through Ctfs., 3.857%, 2010	603,870	595,510
Pass-Through Ctfs., Ser. 1999-1, 7.024%, 2009	413,000	425,158
Continental Airlines, Pass-Through Ctfs., Ser. 1998-1, Cl. A, 6.648%, 2017	105,728	102,760
US Airways, Enhanced Equipment Notes, Ser. C, 8.93%, 2009	270,471 [b]	27
		1,123,455
Asset−Backed Ctfs.-Credit Cards−.9%		
MBNA Master Credit Card Note Trust, Ser. 2002-C1, Cl. C1, 6.8%, 2014	1,850,000	**2,054,872**
Asset−Backed−Other−1.0%		
Saxon Asset Securities Trust, Ser. 2004-2, Cl. AF2, 4.15%, 2035	2,298,000	**2,295,744**
Auto Manufacturing−1.2%		
General Motors, Sr. Debs, 8.375%, 2033	2,509,000	**2,606,731**
Banking−1.6%		
Danske Bank, Bonds, 5.914%, 2049	765,000 [c]	811,488
HBOS Capital, Bonds, 6.071%, 2049	2,590,000 [c]	2,780,888
		3,592,376
Commercial Mortgage Pass−Through Ctfs.−.6%		
Salomon Brothers Mortgage Securities VII, Ser. 2002-KEY2, Cl. A1, 3.222%, 2036	1,421,771	**1,416,170**
Diversified Financial Services−2.3%		
Citigroup, Sub. Notes, 5% 2014	2,000,000 [c]	2,013,478
Ford Motor Credit:		
Notes, 2.67%, 2007	285,000 [d]	280,560
Notes, 3.379%, 2007	785,000 [d]	779,920
Morgan Stanley, Sub. Notes, 4.75%, 2014	2,077,000	2,027,580
		5,101,538

Bonds and Notes (continued)		Principal Amount [a]	Value ($)
Electric Utilities–1.8%			
CenterPoint Energy Houston Electric, Notes, Ser. K2, 6.95%, 2033		614,000	722,038
Jersey Central Power & Light, First Mortgages, 5.625%, 2016		849,000	888,997
Pacific Gas & Electric, First Mortgage, 4.8%, 2014		762,000	760,724
Public Service Company of Colorado, First Collateral Trust Bonds, Ser. 12, 4.875%, 2013		1,057,000	1,075,656
SCANA, Sr. Notes, 2.74%, 2006		702,000 [d]	703,931
			4,151,346
Food & Beverages–.1%			
Pepsi Bottling, Sr. Notes, Ser. B, 7%, 2029		255,000 [e]	**308,294**
Foreign Governmental–6.5%			
Byggingarsjodur Verkamanna:			
Bonds, Ser. 1, 3.75%, 2024	ISK	78,639,270 [f]	1,291,234
Bonds, Ser. 3, 3.75%, 2044	ISK	122,325,633 [f]	2,092,808
Canadian Government Bond:			
Bonds, 4%, 2031	CAD	642,000 [g]	859,614
Bonds, 5%, 2014	CAD	3,790,000	3,325,996
Iceland Rikisbref, Notes, 7.25%, 2013	ISK	146,000,000	2,351,043
National Treasury of Mexico, Inflation-Linked Bonds, 3.5%, 2013	MXN	2,000,000 [h]	568,574
Republic of Poland, Bonds, 3%, 2016	PLN	5,545,000 [i]	1,810,224
Republic of Peru, Bonds, 8.75%, 2033		217,000	236,530
United Kingdom Gilt, Bonds, 5%, 2014	GBP	1,125,000	2,244,787
			14,780,810
Gaming & Lodging–.3%			
Resorts International Hotel and Casino, First Mortgage, 11.5%, 2009		560,000 [c]	**660,800**

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Health Care−.2%		
Manor Care, Notes, 6.25%, 2013	465,000	**497,756**
Media−1.2%		
Comcast, Sr. Notes, 6.5%, 2015	1,115,000	1,241,711
Knight-Ridder, Notes, 4.625%, 2014	1,409,000	1,391,420
		2,633,131
Oil & Gas−1.5%		
Atmos Energy, Notes, 2.465%, 2007	2,086,000 [d]	2,086,857
Kerr-McGee, Notes, 6.95%, 2024	1,195,000	1,325,132
		3,411,989
Property-Casualty Insurance−.5%		
Aspen Insurance, Sr. Notes, 6%, 2014	1,100,000 [c]	**1,120,625**
Real Estate Investment Trust−.1%		
EOP Operating, Sr. Notes, 7%, 2011	195,000	**220,202**
Residential Mortgage Pass-Through Ctfs.−2.7%		
Bank of America Mortgage Securities II, Ser. 2003-8, Cl. B4, 4.75%, 2018	173,932 [c]	154,252
Bank of America Mortgage Securities III, Ser. 2004-3, Cl. B4, 4.875%, 2019	127,416 [c]	111,405
First Horizon Alternative Mortgage Securities I, Ser. 2004-FA1, Cl. A1, 6.25%, 2034	4,434,015	4,597,901
GMAC Mortgage Corp Loan Trust, Ser. 2004-J1, Cl. B1, 5.5%, 2034	680,739 [c]	591,779
Residential Asset Securitization Trust, Ser. 2003-A12, B4, 5%, 2018	157,524 [c]	145,048
Wells Fargo Mortgage Backed Securities Trust II, Ser. 2003-3, Cl. B4, 5.25%, 2033	461,180 [c]	446,307
		6,046,692

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Retail−.7%		
Tricon Global,		
Sr. Notes, 8.875%, 2011	1,325,000	**1,639,106**
Structured Index−2.3%		
AB Svensk Exportkredit,		
GSNE-ER Indexed Notes, 0%, 2007	2,275,000 [c,j]	2,157,838
HSBC Bank USA, Tranched Investment-Grade Enhanced Return Securities ("TIGERS"):		
Medium Term Notes,		
Ser. 2003-2, 5.36%, 2008	1,297,000 [c,d,k]	1,311,853
Medium Term Notes,		
Ser. 2003-3, 5.36%, 2008	1,775,000 [c,d,k]	1,792,750
		5,262,441
Telecommunications−2.0%		
America Movil SA de CV,		
Notes, 5.75%, 2015	2,443,000 [c]	2,443,535
British Telecommunications,		
Notes, 8.375%, 2010	882,000	1,060,432
Sprint Capital,		
Notes, 6.125%, 2008	1,003,000	1,076,567
		4,580,534
U.S. Government−27.3%		
U.S. Treasury Inflation Protection Securities:		
3.375%, 4/15/2032	11,597,218 [l]	15,387,582
3.625%, 4/15/2028	23,506,213 [l]	30,898,588
Principal Strips,		
0%, 4/15/2029	2,500,000	1,812,013
U.S. Treasury Notes:		
7.5%, 2/15/2005	7,033,000 [m]	7,081,879
2.875%, 11/30/2006	3,540,000 [e]	3,530,046
3.5%, 12/15/2009	3,225,000	3,210,388
		61,920,496
U.S. Government Agencies/ Mortgage-Backed−31.9%		
Federal Home Loan Mortgage Corp.:		
5.5%, 7/1/2034-9/1/2034	281,175	287,877
REMIC Trust, Gtd. Pass-Through Ctfs.:		
Ser. 2586, Cl. WE, 4%, 12/15/2032	1,776,128	1,737,746
Ser. 2693, Cl. MH, 4%, 9/15/2027	5,000,000	4,892,537

Bonds and Notes (continued)		Principal Amount [a]	Value ($)
U.S. Government Agencies/ Mortgage-Backed (continued)			
Federal Home Loan Mortgage Corp. (continued):			
REMIC Trust, Gtd. Pass-Through Ctfs. (continued):			
(Interest Only Obligations):			
Ser. 2764, Cl. IT, 5%, 6/15/2027		7,390,400 [n]	1,579,292
Ser. 1916, Cl. PI, 7%, 12/15/2011		286,554 [n]	25,260
Federal National Mortgage Association:			
5.5%, 8/1/2034-9/1/2034		8,822,031	8,967,724
6%, 1/1/2029-9/1/2034		1,470,392	1,526,162
7%, 6/1/2029-9/1/2029		340,139	360,973
Government National Mortgage Association I:			
5.5%, 4/15/2033-9/15/2034		13,044,539	13,340,353
6%		14,533,000 [o]	15,059,821
6%, 2/15/2029-12/15/2033		22,724,362	23,579,292
Project Loans;			
8%, 9/15/2008		66,046	68,151
Government National Mortgage Association II,			
7%, 9/20/2028-7/20/2029		45,666	48,453
Ser. 2004-39, Cl. LC, 5.5%, 12/20/2029		1,000,000	1,035,169
			72,508,810
Total Bonds and Notes			
(cost $196,375,393)			**198,959,022**

Options−.3%		Face Amount Covered by Contracts	Value ($)
Call Options;			
U.K. 10 Year Interest Rate Swaption, September 2005 @ 5.25% (cost $272,924)	GBP	8,595,000	**549,853**

Other Investments−12.9%		Shares	Value ($)
Registered Investment Company,			
Dreyfus Institutional Preferred Plus Money Market Fund (cost $29,375,000)		29,375,000 [p]	**29,375,000**

Investment of Cash Collateral for Securities Loaned—1.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $3,929,550)	3,929,550 p	**3,929,550**
Total Investments (cost $229,952,867)	**102.6%**	**232,813,425**
Liabilities, Less Cash and Receivables	**(2.6%)**	**(5,804,405)**
Net Assets	**100.0%**	**227,009,020**

a *Principal amount stated in U.S Dollars unless otherwise noted.*
CAD—Canadian Dollar
GBP—British Pound Sterling
ISK—Icelandic Krona
MXN—Mexican New Peso
PLN—Polish Zloty

b *Non-income producing-security in default.*

c *Securities exempt from registration under Rule 144A of the Secruities Act of 1933. These securities amy be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Trustees. At December 31, 2004, these securities amounted to $16,542,046 or 7.3% of net assets.*

d *Variable rate security—interest rate subject to periodic change.*

e *All of these securities are on loan. At December 31, 2004, the total market value of the portfolio's securities on loan is $3,838,340 and the total market value of the collateral held by the portfolio is $3,929,550.*

f *Principal amount for accrual purposes is periodically adjusted based on changes in the Icelandic Consumer Price Index.*

g *Principal amount for accrual purposes is periodically adjusted based on changes in the Canadian Consumer Price Index.*

h *Principal amount for accrual purposes is periodically adjusted based on changes in the Mexican Unidades de Inversion (UDI) Index.*

i *Principal amount for accrual purposes is periodically adjusted based on changes in the Polish Consumer Price Index.*

j *Security linked to Goldman Sachs Non Energy—Excess Return Index.*

k *Security linked to a portfolio of debt securities.*

l *Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.*

m *Partially held by a broker as collateral for open financial futures positions.*

n *Notional face amount shown.*

o *Purchased on a forward commitment basis.*

p *Investments in affiliated money market mutual funds.*

Portfolio Summary †

	Value (%)		Value (%)
U.S. Government & Agencies	59.2	Asset/Mortgage Backed	5.2
Money Markets Investments	14.6	Structured Index	2.3
Corporate Bonds	14.5	Futures/Options/Swaps	.5
Foreign/Governmental	6.5		**102.8**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

December 31, 2004

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 12/31/2004 ($)
Financial Futures Short				
U.S. Treasury 2 Year Notes	6	1,257,563	March 2005	**2,063**

See notes to financial statements.

STATEMENT OF OPTIONS WRITTEN

December 31, 2004

Issuer		Face Amount Covered by Contracts	Value ($)
Call Options:			
British Pound			
September 2005 @ 1.8	GBP	8,595,000	544,854
U.K. 10 Year Interest Rate Swaption			
September 2005 @ 4.60%	GBP	8,595,000	121,856
Put Options;			
U.K. 10 Year Interest Rate Swaption			
September 2005 @ 5.85%	GBP	8,595,000	17,308
(Premiums received $326,625)			**684,018**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $3,838,340)–Note 1(c):		
Unaffiliated issuers	196,648,317	199,508,875
Affiliated issuers	33,304,550	33,304,550
Cash		128,716
Cash denominated in foreign currencies	49,728	50,135
Receivable for investment securities sold		18,000,719
Dividends and interest receivable		1,818,686
Receivable for shares of Beneficial Interest subscribed		3,012
Paydowns receivable		2,911
Prepaid expenses		7,253
		252,824,857
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		143,018
Payable for investment securities purchased		19,855,710
Liability for securities on loan–Note 1(c)		3,929,550
Bank loan payable–Note 2		1,100,000
Outstanding options written, at value (premiums received $326,625)–See Statement of Options Written		684,018
Payable for shares of Beneficial Interest redeemed		59,554
Payable for futures variation margin–Note 4		1,594
Unrealized depreciation on swaps–Note 4		1,628
Interest payable–Note 2		72
Accrued expenses and other liabilities		40,693
		25,815,837
Net Assets ($)		**227,009,020**
Composition of Net Assets ($):		
Paid-in capital		227,878,756
Accumulated undistributed investment income–net		309,435
Accumulated net realized gain (loss) on investments		(3,708,456)
Accumulated net unrealized appreciation (depreciation) on investments (including $2,063 net unrealized appreciation on financial futures)		2,529,285
Net Assets ($)		**227,009,020**

Net Asset Value Per Share		
	Initial Shares	Service Shares
Net Assets ($)	171,424,328	55,584,692
Shares Outstanding	15,017,327	4,883,019
Net Asset Value Per Share ($)	**11.42**	**11.38**

See notes to financial statements.

16

STATEMENT OF OPERATIONS

Year Ended December 31, 2004

Investment Income ($):

Income:

Interest	8,844,682
Cash dividends:	
Unaffiliated issuers	12,045
Affiliated issuers	219,686
Income from securities lending	32,644
Total Income	**9,109,057**

Expenses:

Investment advisory fee–Note 3(a)	1,465,319
Distribution fees–Note 3(b)	142,802
Custodian fees–Note 3(b)	67,348
Prospectus and shareholders' reports	51,557
Professional fees	30,227
Trustees' fees and expenses–Note 3(c)	19,289
Shareholder servicing costs–Note 3(b)	12,523
Interest expense–Note 2	5,897
Miscellaneous	15,828
Total Expenses	**1,810,790**
Investment Income–Net	**7,298,267**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments and foreign currency transactions	6,762,280
Net realized gain (loss) on options transactions	188,449
Net realized gain (loss) on financial futures	(4,723,264)
Net realized gain (loss) on swap transactions	(195,786)
Net realized gain (loss) on forward currency exchange contracts	(2,098,107)
Net Realized Gain (Loss)	**(66,428)**
Net unrealized appreciation (depreciation) on investments, foreign currency transactions, options and swap transactions (including $94,335 net unrealized appreciation on financial futures)	516,522
Net Realized and Unrealized Gain (Loss) on Investments	**450,094**
Net Increase in Net Assets Resulting from Operations	**7,748,361**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2004	2003
Operations ($):		
Investment income–net	7,298,267	7,249,176
Net realized gain (loss) on investments	(66,428)	9,093,402
Net unrealized appreciation (depreciation) on investments	516,522	(4,140,291)
Net Increase (Decrease) in Net Assets Resulting from Operations	**7,748,361**	**12,202,287**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial shares	(6,897,830)	(7,431,703)
Service shares	(2,194,224)	(2,243,270)
Net realized gain on investments:		
Initial shares	–	(3,720,234)
Service shares	–	(1,287,319)
Total Dividends	**(9,092,054)**	**(14,682,526)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	31,181,952	26,043,929
Service shares	5,024,349	10,025,145
Dividends reinvested:		
Initial shares	6,897,830	11,151,937
Service shares	2,194,224	3,530,589
Cost of shares redeemed:		
Initial shares	(39,389,257)	(56,391,243)
Service shares	(11,650,522)	(10,271,117)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(5,741,424)**	**(15,910,760)**
Total Increase (Decrease) in Net Assets	**(7,085,117)**	**(18,390,999)**
Net Assets ($):		
Beginning of Period	234,094,137	252,485,136
End of Period	**227,009,020**	**234,094,137**
Undistributed investment income–net	309,435	182,346

	Year Ended December 31,	
	2004	2003
Capital Share Transactions:		
Initial Shares		
Shares sold	2,799,550	2,213,000
Shares issued for dividends reinvested	611,686	956,206
Shares redeemed	(3,478,459)	(4,785,625)
Net Increase (Decrease) in Shares Outstanding	**(67,223)**	**(1,616,419)**
Service Shares		
Shares sold	444,035	854,415
Shares issued for dividends reinvested	195,075	303,751
Shares redeemed	(1,033,241)	(869,193)
Net Increase (Decrease) in Shares Outstanding	**(394,131)**	**288,973**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
Initial Shares	2004[a]	2003	2002	2001[b]	2000
Per Share Data ($):					
Net asset value, beginning of period	11.50	11.65	11.37	11.39	10.89
Investment Operations:					
Investment income−net	.37[c]	.35[c]	.54[c]	.65[c]	.68
Net realized and unrealized gain (loss) on investments	.01	.21	.32	.10	.50
Total from Investment Operations	.38	.56	.86	.75	1.18
Distributions:					
Dividends from investment income−net	(.46)	(.46)	(.58)	(.69)	(.68)
Dividends from net realized gain on investments	-	(.25)	-	(.08)	-
Total Distributions	(.46)	(.71)	(.58)	(.77)	(.68)
Net asset value, end of period	11.42	11.50	11.65	11.37	11.39
Total Return (%)	3.37	4.94	7.76	6.69	11.20
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.74	.74	.72	.75	.72
Ratio of net investment income to average net assets	3.30	2.96	4.70	5.57	6.12
Portfolio Turnover Rate	819.75[d]	898.18[d]	877.87	1,105.61	917.75
Net Assets, end of period ($ x 1,000)	171,424	173,534	194,519	191,089	148,885

[a] As of January 1, 2004, the portfolio has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended December 31, 2004, was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.28% to 3.30%. Per share data and ratios/supplemental data for periods prior to January 1, 2004 have not been restated to reflect this change in presentation.

[b] As required, effective January 1, 2001, the portfolio has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended December 31, 2001, was to decrease net investment income per share by $.04, increase net realized and unrealized gain (loss) on investments per share by $.04 and decrease the ratio of net investment income to average net assets from 5.91% to 5.57%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect this change in presentation.

[c] Based on average shares outstanding at each month end.

[d] The portfolio turnover rates excluding mortgage dollar roll transactions for the years ended December 31, 2004 and December 31, 2003, were 761.92% and 755.08%, respectively.

See notes to financial statements.

	Year Ended December 31,				
Service Shares	2004[a]	2003	2002	2001[b]	2000[c]
Per Share Data ($):					
Net asset value, beginning of period	11.48	11.62	11.35	11.39	11.39
Investment Operations:					
Investment income–net	.35[d]	.31[d]	.50[d]	.58[d]	–
Net realized and unrealized gain (loss) on investments	(.01)	.24	.32	.14	–
Total from Investment Operations	.34	.55	.82	.72	–
Distributions:					
Dividends from investment income–net	(.44)	(.44)	(.55)	(.68)	–
Dividends from net realized gain on investments	–	(.25)	–	(.08)	–
Total Distributions	(.44)	(.69)	(.55)	(.76)	–
Net asset value, end of period	11.38	11.48	11.62	11.35	11.39
Total Return (%)	3.05	4.78	7.47	6.37	–
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.99	.99	.97	1.01	–
Ratio of net investment income to average net assets	3.06	2.66	4.39	5.24	–
Portfolio Turnover Rate	819.75[e]	898.18[e]	877.87	1,105.61	917.75
Net Assets, end of period ($ x 1,000)	55,585	60,561	57,966	23,431	1

[a] As of January 1, 2004, the portfolio has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended December 31, 2004, was to increase net investment income per share by $.01, decrease net realized and unrealized gain (loss) on investments per share by $.01 and increase the ratio of net investment income to average net assets from 3.03% to 3.06%. Per share data and ratios/supplemental data for periods prior to January 1, 2004 have not been restated to reflect this change in presentation.

[b] As required, effective January 1, 2001, the portfolio has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended December 31, 2001, was to decrease net investment income per share by $.03, increase net realized and unrealized gain (loss) on investments per share by $.03 and decrease the ratio of net investment income to average net assets from 5.57% to 5.24%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect this change in presentation.

[c] The portfolio commenced offering Service shares on December 31, 2000.

[d] Based on average shares outstanding at each month end.

[e] The portfolio turnover rates excluding mortgage dollar roll transactions for the years ended December 31, 2004 and December 31, 2003, were 761.92% and 755.08%, respectively.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Quality Bond Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective will be to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations, expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swap transactions and forward currency exchange contracts) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio's securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, not valued by a pricing service approved by the Board of Trustees, or determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Investments in registered investment companies are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid prices and asked prices. Swap transactions are valued daily based upon future cash flows and other factors, such as interest rates and underlying securities. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolios' books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $889,592, accumulated capital losses $3,149,141 and unrealized appreciation $1,655,536. In addition, the portfolio had $265,723 of capital losses realized after October 31, 2004, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2004. If not applied, the carryover expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2004 and December 31, 2003, were as follows: ordinary income $9,092,054 and $14,159,260, and long-term capital gains $0 and $523,266 respectively.

During the period ended December 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for amortization of premiums, paydowns gains/losses and treasury inflation protected securities, the fund increased accumulated undistributed investment income-net by $1,920,876, decreased accumulated net realized gain (loss) on investments by $2,104,449 and increased paid-in capital by $183,573. Net assets were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

The portfolio may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under both arrangements during the period ended December 31, 2004, was approximately $276,000, with a related weighted average annualized interest rate of 2.13%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .65 of 1% of the value of the portfolio's average daily net assets and is payable monthly. The Manager has agreed from January 1, 2005 until July 31, 2005 to waive receipt of a portion of the portfolio's management fee, in the amount of .15 of 1% of the value of the portfolio's average net assets.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2004, Service shares were charged $142,802 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2004, the portfolio was charged $379 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement to provide custodial services for the portfolio. During the period ended December 31, 2004, the portfolio was charged $67,348 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $124,530, Rule 12b-1 distribution plan fees $11,740, custodian fees $6,682 and transfer agency per account fees $66.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the portfolio may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures, forward currency exchange contracts, options transactions and swap transactions, during the period ended December 31, 2004, amounted to $1,879,936,398 and $1,938,112,556, respectively, of which $132,622,103 in purchases and $132,965,907 in sales were from dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the portfolio of mortgage related securities that it holds with an agreement by the portfolio to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The portfolio may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The portfolio is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the portfolio to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the portfolio recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at December 31, 2004, are set forth in the Statement of Financial Futures.

The portfolio may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the portfolio receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the portfolio would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the portfolio would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the portfolio receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the portfolio would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated.

Generally, the portfolio would realize a loss, if the price of the financial instrument decreases between those dates. The following summarizes the portfolio's call/put options written for the period ended December 31, 2004.

Options Written:	Face Amount Covered by Contracts ($)	Premiums Received ($)	Options Terminated	
			Cost ($)	Net Realized Gain ($)
Contracts outstanding December 31, 2003	8,860,000	60,248		
Contracts written	30,955,000	371,799		
Contracts terminated; Contracts expired	14,030,000	105,422	–	105,422
Contracts outstanding December 31, 2004	**25,785,000**	**326,625**		

The portfolio may enter into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the portfolio is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract increases between those dates. The portfolio is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. At December 31, 2004, there were no forward currency exchange contracts outstanding.

The portfolio may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

As of January 1, 2004, the portfolio has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. The portfolio accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) of swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swap contracts in the Statement of Operations. Prior to January 1, 2004, these interim payments were reflected within interest income in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

Credit default swaps involve commitments to pay a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. The following summarizes credit default swaps entered into by the portfolio at December 31, 2004:

Notional Amount ($)	Description	Unrealized (Depreciation) ($)
1,600,000	Agreement with UBS terminating March 20, 2009 to pay a fixed rate of .095% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Republic of Italy, 6%, 5/29/2008	(1,628)

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At December 31, 2004, the cost of investments for federal income tax purposes was $230,559,602; accordingly, accumulated net unrealized appreciation on investments was $2,253,823, consisting of $3,984,663 gross unrealized appreciation and $1,730,840 gross unrealized depreciation.

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, Quality Bond Portfolio

We have audited the accompanying statement of assets and liabilities, including the statements of investments, financial futures and options written, of Dreyfus Variable Investment Fund, Quality Bond Portfolio (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2004 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, Quality Bond Portfolio at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 4, 2005

IMPORTANT TAX IMFORMATION (Unaudited)

For federal tax purposes, the portfolio hereby designates .04% of the ordinary dividends paid during the fiscal year ended December 31, 2004 as qualifying for the corporate dividends received deduction. Shareholders will receive notification in January 2005 of the percentage applicable to the preparation of their 2004 income tax returns.

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

David P. Feldman (65)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 51

James F. Henry (74)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President, CPR Institute for Dispute Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)

No. of Portfolios for which Board Member Serves: 22

Rosalind Gersten Jacobs (79)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Merchandise and marketing consultant

No. of Portfolios for which Board Member Serves: 33

Dr. Paul A. Marks (78)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center (Retired 1999)

Other Board Memberships and Affiliations:
• Pfizer, Inc., a pharmaceutical company, Director-Emeritus
• Atom Pharm, Director
• Lazard Freres & Company, LLC, Senior Adviser
• Merck, Consultant

No. of Portfolios for which Board Member Serves: 22

————————

Dr. Martin Peretz (65)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2001)
• Co-Chairman of TheStreet.com, a financial daily on the web

Other Board Memberships and Affiliations:
• Academy for Liberal Education, an accrediting agency for colleges and universities certified by the U.S. Department of Education, Director
• Digital Learning Group, LLC, an online publisher of college textbooks, Director
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• YIVO Institute for Jewish Research, Trustee

No. of Portfolios for which Board Member Serves: 22

————————

Bert W. Wasserman (72)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Financial Consultant

Other Board Memberships and Affiliations:
• Lillian Vernon Corporation, Director

No. of Portfolios for which Board Member Serves: 22

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Irving Kristol, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 90 investment companies (comprised of 194 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

ROBERT R. MULLERY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 60 portfolios) managed by the Manager. He is 52 years old and has been an employee of the Manager since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 102 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 19 investment companies (comprised of 75 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 39 investment companies (comprised of 84 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 107 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (93 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 196 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Variable
Investment Fund,
Quality Bond Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2004, is available through the portfolio's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0120AR1204

Dreyfus Variable Investment Fund, Small Company Stock Portfolio

ANNUAL REPORT December 31, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

THE PORTFOLIO

2   Letter from the Chairman

3   Discussion of Performance

6   Portfolio Performance

8   Understanding Your Portfolio's Expenses

8   Comparing Your Portfolio's Expenses
        With Those of Other Funds

9   Statement of Investments

18 Statement of Assets and Liabilities

19 Statement of Operations

20 Statement of Changes in Net Assets

22 Financial Highlights

24 Notes to Financial Statements

31 Report of Independent Registered
        Public Accounting Firm

32 Important Tax Information

33 Board Members Information

35 Officers of the Fund

FOR MORE INFORMATION

Back Cover



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Variable Investment Fund, Small Company Stock Portfolio, covering the 12-month period from January 1, 2004, through December 31, 2004. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio manager, Dwight Cowden.

2004 represented the second consecutive year of positive stock market performance. Unlike the 2003 rally, however, in which most stocks rose as general business conditions improved, 2004's market performance largely reflected the strengths and weaknesses of individual companies and industries. As a result, fundamental research and professional judgment became more important determinants of mutual fund performance in 2004.

What's ahead for stocks in 2005? No one knows for certain. Positive influences remain in place, including moderately expanding U.S. and global economies and low inflation. Nonetheless, a number of risks — such as rising short-term interest rates, currency fluctuations and generally slowing corporate earnings — could threaten the market environment.

As always, we urge our shareholders to view the stock market from a long-term perspective, measured in years rather than weeks or months. One of the best ways to ensure a long-term perspective is to establish an investment plan with the help of your financial advisor, and review it periodically to track your progress toward your financial goals.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 18, 2005



DISCUSSION OF PERFORMANCE

Dwight Cowden, Portfolio Manager

How did Dreyfus Variable Investment Fund, Small Company Stock Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2004, the portfolio produced total returns of 18.52% for its Initial shares and 18.18% for its Service shares.[1] This compares with a total return of 22.65% for the portfolio's benchmark, the S&P SmallCap 600 Index, for the same period.[2]

We attribute the portfolio's strong overall gains to a stronger U.S. economy and improving business fundamentals. Small-cap stocks performed particularly well, making 2004 the sixth consecutive year in which such issues outperformed their large-cap counterparts. The portfolio participated in the market's advance to a significant degree. However, market strength was concentrated in the micro-cap arena during several months of the year. The portfolio typically maintains less exposure to micro-cap companies than the benchmark due to quality and liquidity concerns. As a result, its returns trailed the benchmark.

What is the portfolio's investment approach?

The portfolio seeks capital appreciation. To pursue this goal, the portfolio normally invests at least 80% of its assets in the stocks of small-capitalization companies. Small-capitalization companies are those with market caps ranging from $100 million to $2 billion at the time of purchase. However, since the portfolio may continue to hold its securities as their market capitalizations grow, a substantial portion of the portfolio's holdings may have market capitalizations in excess of $2 billion at any given time. Stocks are chosen through a disciplined process, combining computer modeling techniques, fundamental analysis and risk management to create a blended portfolio of growth and value stocks. We use a computer model to identify and rank stocks within an industry or sector, based on:

- *value,* or how a stock is priced relative to its perceived intrinsic worth;
- *growth,* in this case the sustainability or growth of earnings; and
- *financial profile,* which measures the financial health of the company.

We then use fundamental analysis to select what we believe are the most attractive of the top-ranked securities, drawing on a variety of sources, including Wall Street research and company management. We attempt to manage risk by diversifying across companies and industries, limiting the potential adverse impact from any one stock or industry. The portfolio is structured so that its sector weightings and risk characteristics, such as growth, size and yield, are generally similar to those of the S&P SmallCap 600 Index.

What other factors influenced the portfolio's performance?

Every market sector in which the portfolio invested produced gains in 2004. Energy stocks led the market's advance amid vigorous industrial demand and rising oil and gas prices. The portfolio generated higher energy-related returns than the benchmark, aided by relatively heavy exposure to the sector and good individual stock selections, such as integrated oil and gas company Southwestern Energy, independent producer Petroleum Development Corp. and tanker company Overseas Shipholding Group. Within the services sector, which also provided strong returns, the portfolio benefited from several investments in vehicle armor producer Armor Holdings, which experienced increasing government demand in Iraq; management recruitment agency Korn/Ferry International, which profited from growing demand in an expanding economy; and metals recycler Metals Management, which was bolstered by increased steel prices.

On the other hand, while the producer goods sector delivered strong total returns, the portfolio's holdings lagged the benchmark. Concerns over rising interest rates led the portfolio to hold relatively light exposure to the construction area, which proved to be one of the market's better-performing industries. Nevertheless, several producer goods holdings contributed positively to the portfolio's returns, including construction retailer Building Materials Holding, mining equipment maker Joy Global, and shipping company Overnite.

Technology holdings also detracted from the portfolio's relative performance. While the portfolio benefited from adding exposure to the semiconductor sector early in the fourth quarter of 2004, adverse stock selection undermined returns from the technology sector overall. Semiconductor systems supplier Standard Microsystems, software provider SafeNet and cable equipment provider Arris Group, all hurt by negative earnings announcements, ranked among the portfolio's most disappointing performers.

What is the portfolio's current strategy?

Our sector-neutral investment strategy remains a core part of the portfolio's ongoing process. However, in light of continued strength in global economies and robust levels of industrial activity, we have placed modest emphasis on investments in the producer goods and energy sectors. Technology, which continues to struggle in the current market environment, is currently receiving less emphasis.

We believe the portfolio is well-positioned to prosper in a market environment of slowing earnings growth, which could create greater investor demand for relatively consistent performers. Indeed, our proprietary quantitative model and disciplined approach to fundamental analysis tend to give the portfolio a bias in favor of high-quality stocks with the ability to deliver sustained long-term growth.

January 18, 2005

The portfolio is only available as a funding vehicle under various life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Small Company Stock Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*
Part of the portfolio's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the portfolio's performance.

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard and Poor's SmallCap 600 Index is a widely accepted, unmanaged index of small-cap stock market performance.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, Small Company Stock Portfolio Initial shares and Service shares and the Standard & Poor's SmallCap 600 Index

Average Annual Total Returns *as of 12/31/04*

	Inception Date	1 Year	5 Years	From Inception
Initial shares	**5/1/96**	**18.52%**	**7.77%**	**8.33%**
Service shares	**5/1/96**	**18.18%**	**7.53%**	**8.20%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. Part of the portfolio's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the portfolio's performance.

The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, Small Company Stock Portfolio on 5/1/96 (inception date of Initial shares) to a $10,000 investment made in the Standard and Poor's SmallCap 600 Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2004 (blended performance figures). The blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses. The Index is a widely accepted, unmanaged index of small-cap stock market performance. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Small Company Stock Portfolio from July 1, 2004 to December 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 5.02	$ 6.34
Ending value (after expenses)	$1,102.80	$1,101.20

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.82	$ 6.09
Ending value (after expenses)	$1,020.36	$1,019.10

† *Expenses are equal to the portfolio's annualized expense ratio of .95% for Initial shares and 1.20% for Service shares, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS
December 31, 2004

Common Stocks–99.7%	Shares	Value ($)
Consumer Cyclical–15.0%		
Alaska Air Group	10,100 a,b	338,249
Brookstone	8,700 a	170,085
CEC Entertainment	6,700 a	267,799
Callaway Golf	13,500	182,250
Choice Hotels International	5,140	298,120
Claire's Stores	7,000	148,750
Continental Airlines Cl. B	14,100 a	190,914
Delta Air Lines	18,800 a,b	140,624
Dick's Sporting Goods	3,230 a	113,535
ExpressJet Holdings	13,640 a	175,683
GameStop, Cl. A	7,970 a	178,209
Hibbett Sporting Goods	8,700 a	231,507
Kerzner International	4,280 a	257,014
Leapfrog Enterprises	6,600 a,b	89,760
Lone Star Steakhouse & Saloon	8,580	240,240
Magna Entertainment, Cl. A	30,700 a	184,814
NBTY	10,930 a	262,429
Oakley	13,220	168,555
Oshkosh Truck	3,270	223,603
Pep Boys-Manny, Moe & Jack	13,800	235,566
Polaris Industries	3,770	256,435
Scientific Games, Cl. A	4,900 a	116,816
SCP Pool	6,335	202,086
Shuffle Master	4,395 a,b	207,004
Sonic	12,790 a	390,095
Sonic Automotive	9,400	233,120
Stage Stores	5,050 a	209,676
Steak n Shake	11,010 a	221,081
Stein Mart	10,900 a	185,954
Toro	3,980	323,773
West Marine	6,600 a	163,350
Wolverine World Wide	8,490	266,756
Yankee Candle	3,190 a	105,844
Zale	8,720 a	260,466
		7,240,162

Common Stocks (continued)	Shares	Value ($)
Consumer Staples—1.0%		
Chiquita Brands International	11,700	258,102
Flowers Foods	3,900	123,162
Sensient Technologies	4,100	98,359
		479,623
Energy—7.8%		
AGL Resources	5,020	166,865
Bill Barrett	1,400 [a]	44,786
Cal Dive International	7,110 [a]	289,733
Cimarex Energy	8,320 [a]	315,328
Energen	5,680	334,836
Energy Partners	12,150 [a]	246,281
Foundation Coal	5,100 [a,b]	117,606
Frontier Oil	6,870	183,154
Headwaters	3,640 [a]	103,740
Magnum Hunter Resources	14,700 [a]	189,630
New Jersey Resources	6,460	279,976
Oil States International	8,960 [a]	172,838
Patina Oil & Gas	6,550	245,625
Southwestern Energy	3,220 [a]	163,222
Stone Energy	4,800 [a]	216,432
UGI	8,200	335,462
Unit	9,520 [a]	363,759
		3,769,273
Health Care—11.3%		
AMERIGROUP	4,010 [a]	303,397
Advanced Medical Optics	6,010 [a,b]	247,251
Amedisys	6,200 [a]	200,818
American Pharmaceutical Partners	4,700 [a,b]	175,827
Biosite	2,100 [a,b]	129,234
CONMED	9,720 [a]	276,242
Cambrex	7,600	205,960
Cooper Cos.	2,950	208,241
Diagnostic Products	4,180	230,109
Given Imaging	3,200 [a,b]	114,912
Haemonetics	4,740 [a]	171,635

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
IDEXX Laboratories	5,020 [a]	274,042
Invacare	2,700	124,902
Kensey Nash	5,000 [a]	172,650
Kindred Healthcare	6,500 [a]	194,675
Lumenis	111 [a,b]	215
Medicis Pharmaceutical, Cl. A	5,100	179,061
Merit Medical Systems	11,501 [a]	175,735
Mine Safety Appliances	2,630	133,341
Myogen	28,600 [a]	230,802
Owens & Minor	6,300	177,471
Pharmaceutical Product Development	6,500 [a]	268,385
PolyMedica	6,450	240,521
RehabCare Group	8,220 [a]	230,078
Res-Care	7,890 [a]	120,086
Sierra Health Services	2,970 [a]	163,677
Sybron Dental Specialties	8,100 [a]	286,578
United Therapeutics	2,200 [a]	99,330
Vicuron Pharmaceuticals	7,100 [a]	123,611
		5,458,786
Interest Sensitive−14.6%		
BankUnited Financial, Cl. A	8,970 [a]	286,591
Capital Automotive	5,590	198,585
Commerce Group	2,960	180,678
Downey Financial	3,700	210,900
East West Bancorp	4,400	184,624
Endurance Specialty Holdings	4,100	140,220
Equity One	10,860	257,708
First Bancorp	3,650	231,811
First Midwest Bancorp	6,260	227,175
First Niagara Financial Group	9,300	129,735
FirstFed Financial	5,170 [a]	268,168
Flagstar Bancorp	15,570	351,882
Fremont General	16,600	417,988
Horace Mann Educators	9,610	183,359
Hudson United Bancorp	3,770	148,463

Common Stocks (continued)	Shares	Value ($)
Interest Sensitive (continued)		
Jackson Hewitt Tax Service	10,460	264,115
La Quinta	17,150 a	155,894
MeriStar Hospitality	22,600 a	188,710
New Century Financial	4,280	273,535
Newcastle Investment	7,250	230,405
Northwest Bancorp	6,290	157,816
Ohio Casualty	7,600 a	176,396
Phoenix Companies	13,500	168,750
Platinum Underwriters Holdings	5,500	171,050
PrivateBancorp	6,900	222,387
R&G Financial, Cl. B	4,320	167,962
Raymond James Financial	5,700	176,586
Republic Bancorp	9,910	151,425
Rewards Network	18,000 a	126,000
South Financial Group	5,400	175,662
UCBH Holdings	4,170	191,069
UICI	3,870	131,193
Umpqua Holdings	10,900	274,789
Wintrust Financial	3,930	223,853
		7,045,484
Other−.8%		
iShares Russell 2000 Index Fund	2,800 b	**362,600**
Producer Goods−23.0%		
A. Schulman	6,600	141,306
AMCOL International	6,890	138,420
Acuity Brands	6,380	202,884
Albemarle	4,200	162,582
Applied Industrial Technologies	6,600	180,840
AptarGroup	4,320	228,010
Armor Holdings	2,760 a	129,775
Briggs & Stratton	4,840	201,247
Building Materials Holding	5,550	212,510
CLARCOR	5,100	279,327
Carpenter Technology	5,930	346,668

Common Stocks (continued)	Shares	Value ($)
Producer Goods (continued)		
Chesapeake	6,100	165,676
Commercial Metals	6,060	306,394
Compass Minerals International	5,020	121,635
Corrections Corporation of America	3,860 [a]	156,137
Curtiss-Wright	4,530	260,067
Dycom Industries	6,400 [a]	195,328
EnPro Industries	7,070 [a]	209,060
FMC	5,260 [a]	254,058
Florida Rock Industries	3,900	232,167
Genlyte Group	2,500 [a]	214,200
Georgia Gulf	5,310	264,438
Griffon	6,970 [a]	188,190
Heartland Express	10,440	234,587
Hughes Supply	5,820	188,277
IDEX	4,300	174,150
Innovative Solutions and Support	7,600 [a]	253,536
Landstar System	2,780 [a]	204,719
Longview Fibre	10,500	190,470
M.D.C. Holdings	2,593	224,139
Methanex	11,500	209,990
Offshore Logistics	5,130 [a]	166,571
Overnite	6,610	246,157
Overseas Shipholding Group	4,430	244,536
Pope & Talbot	11,700	200,187
Potlach	3,600	182,088
Quanex	4,660	319,536
RTI International Metals	10,980 [a]	225,529
Reliance Steel & Aluminum	3,090	120,387
Simpson Manufacturing	10,100	352,490
Southern Peru Copper	2,200 [b]	103,862
Standard Pacific	5,330	341,866
Steel Dynamics	5,640	213,643
Tecumseh Products, Cl. A	3,600	172,080
Teledyne Technologies	10,310 [a]	303,423

Common Stocks (continued)	Shares	Value ($)
Producer Goods (continued)		
Thomas & Betts	4,940 a	151,905
Timken	16,420	427,248
URS	3,790 a	121,659
Watsco	6,370	224,351
Westmoreland Coal	3,900 a	118,794
Woodward Governor	2,830	202,656
Yellow Roadway	4,290 a	238,996
		11,148,751
Services−8.8%		
Acxiom	6,150	161,745
American Greetings, Cl. A	6,130	155,395
CACI International, Cl. A	2,570 a	175,094
CIBER	20,200 a	194,728
Carmike Cinemas	3,700	135,050
Cerner	3,610 a	191,944
Consolidated Graphics	5,030 a	230,877
Corillian	28,400 a	139,728
Cox Radio, Cl. A	11,400 a	187,872
eFunds	10,870 a	260,989
FactSet Research Systems	3,330	194,605
G & K Services, Cl. A	4,660	202,337
Global Payments	3,470 b	203,134
Healthcare Services Group	7,330	152,757
Korn/Ferry International	5,110 a	106,032
Kronos	3,900 a	199,407
Labor Ready	16,450 a	278,334
Metal Management	8,380	225,171
Navigant Consulting	6,640 a	176,624
PEC Solutions	11,600 a	164,372
Regal Entertainment Group, Cl. A	8,700	180,525
Regis	3,220	148,603
WCA Waste	5,140 a	53,713
Watson Wyatt & Company Holdings	5,990	161,431
		4,280,467

Common Stocks (continued)	Shares	Value ($)
Technology–15.3%		
ANSYS	6,260 a	200,696
Agilysys	13,470	230,876
Anixter International	5,910	212,701
Avid Technology	4,680 a	288,990
Bel Fuse, Cl. B	6,500	219,635
Benchmark Electronics	3,700 a	126,170
Black Box	2,060	98,921
Brooktrout Technology	10,500 a	126,105
C-COR.net	12,620 a	117,366
Catapult Communications	7,800 a	188,448
Cognex	4,190	116,901
Cree	3,800 a,b	152,304
DoubleClick	20,500 a	159,490
ECI Telecom	16,700 a	136,422
Esterline Technologies	4,130 a	134,844
FileNet	4,200 a	108,192
Global Imaging Systems	5,940 a	234,630
Informatica	20,000 a	162,400
InfoSpace	2,400 a	114,120
Inter-Tel	8,900	243,682
Internet Security Systems	8,800 a	204,600
j2 Global Communications	4,190 a	144,555
LTX	18,100 a	139,189
M-Systems Flash Disk Pioneers	8,800 a	173,536
Mercury Computer Systems	5,020 a	148,994
Methode Electronics, Cl. A	14,850	190,822
OmniVision Technologies	8,400 a,b	154,140
Packeteer	12,600 a	182,070
Photronics	11,570 a	190,905
Quest Software	9,800 a	156,310
SeaChange International	9,890 a,b	172,482
Sigmatel	4,340 a	154,200
Skyworks Solutions	30,900 a,b	291,387
Standard Microsystems	8,700 a	155,121

Common Stocks (continued)	Shares	Value ($)
Technology (continued)		
Supertex	6,710 [a]	145,607
TALX	6,480	167,119
Take-Two Interactive Software	4,180 [a,b]	145,422
Tradestation Group	20,900 [a]	146,718
Trimble Navigation	6,100 [a]	201,544
UTStarcom	6,600 [a]	146,190
Vishay Intertechnology	8,000 [a]	120,160
WebEx Communications	7,300 [a]	173,594
Western Digital	13,000 [a]	140,920
X-Rite	12,880	206,209
		7,424,687
Utilities—2.1%		
ALLETE	5,000	183,750
CH Energy Group	3,510	168,655
CMS Energy	11,100 [a]	115,995
Calpine	32,000 [a,b]	126,080
Cleco	10,830	219,416
OGE Energy	8,450	224,010
		1,037,906
Total Common Stocks		
(cost $36,606,984)		**48,247,739**

Short-Term Investments—.2%	Principal Amount ($)	Value ($)
Repurchase Agreement;		
Greenwich Capital Markets, Tri-Party Repurchase Agreement, 1.6%, dated 12/31/2004, due 1/3/2005 in the amount of $100,013 (fully collateralized by $105,000 Federal Home Loan Bank, 2.625%, 10/16/2006, value $104,706) (cost $100,000)	100,000	**100,000**

Investment of Cash Collateral for Securities Loaned—6.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $3,107,910)	3,107,910 c	**3,107,910**
Total Investments (cost $39,814,894)	**106.3%**	**51,455,649**
Liabilities, Less Cash and Receivables	**(6.3%)**	**(3,042,802)**
Net Assets	**100.0%**	**48,412,847**

a   *Non-income producing.*
b   *All or a portion of these securities are on loan. At December 31, 2004, the total market value of the portfolio's securities on loan is $2,996,200 and the total market value of the collateral held by the portfolio is $3,107,910.*
c   *Investment in affiliated money market mutual fund.*

Portfolio Summary†

	Value (%)		Value (%)
Producer Goods	23.0	Energy	7.8
Technology	15.3	Short-Term/Money	
Consumer Cyclical	15.0	Market Investments	6.6
Interest Sensitive	14.6	Other	3.9
Health Care	11.3		
Services	8.8		**106.3**

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $2,996,200)–Note 1(b):		
Unaffiliated issuers	36,706,984	48,347,739
Affiliated issuers	3,107,910	3,107,910
Cash		115,681
Dividends and interest receivable		30,828
Receivable for shares of Beneficial Interest subscribed		10,568
		51,612,726
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		35,631
Liability for securities on loan–Note 1(b)		3,107,910
Payable for shares of Beneficial Interest redeemed		2,438
Accrued expenses		53,900
		3,199,879
Net Assets ($)		**48,412,847**
Composition of Net Assets ($):		
Paid-in capital		34,622,593
Accumulated undistributed investment income–net		7,597
Accumulated net realized gain (loss) on investments		2,141,902
Accumulated net unrealized appreciation (depreciation) on investments		11,640,755
Net Assets ($)		**48,412,847**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	41,534,214	6,878,633
Shares Outstanding	1,833,124	306,357
Net Asset Value Per Share ($)	**22.66**	**22.45**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2004

Investment Income ($):	
Income:	
Cash dividends (net of $642 foreign taxes withheld at source)	396,409
Income from securities lending	11,586
Interest	4,681
Total Income	**412,676**
Expenses:	
Investment advisory fee–Note 3(a)	325,603
Auditing fees	33,319
Custodian fees–Note 3(b)	25,560
Prospectus and shareholders' reports	16,070
Distribution fees–Note 3(b)	14,694
Trustees' fees and expenses–Note 3(c)	4,646
Shareholder servicing costs–Note 3(b)	3,700
Loan commitment fees–Note 2	431
Legal fees	21
Miscellaneous	2,079
Total Expenses	**426,123**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(138)
Net Expenses	**425,985**
Investment (Loss)–Net	**(13,309)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	5,768,704
Net unrealized appreciation (depreciation) on investments	1,812,799
Net Realized and Unrealized Gain (Loss) on Investments	**7,581,503**
Net Increase in Net Assets Resulting from Operations	**7,568,194**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2004	2003
Operations ($):		
Investment (loss)−net	(13,309)	(37,705)
Net realized gain (loss) on investments	5,768,704	1,851,665
Net unrealized appreciation (depreciation) on investments	1,812,799	9,992,799
Net Increase (Decrease) in Net Assets Resulting from Operations	**7,568,194**	**11,806,759**
Dividends to Shareholders from ($):		
Investment income−net:		
Initial shares	−	(32,617)
Service shares	−	(4,132)
Net realized gain on investments:		
Initial shares	(2,482,168)	−
Service shares	(414,059)	−
Total Dividends	**(2,896,227)**	**(36,749)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	5,675,897	4,960,895
Service shares	3,986,665	2,514,254
Dividends reinvested:		
Initial shares	2,482,168	32,617
Service shares	414,059	4,132
Cost of shares redeemed:		
Initial shares	(6,864,790)	(4,584,627)
Service shares	(3,712,388)	(1,513,120)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**1,981,611**	**1,414,151**
Total Increase (Decrease) in Net Assets	**6,653,578**	**13,184,161**
Net Assets ($):		
Beginning of Period	41,759,269	28,575,108
End of Period	**48,412,847**	**41,759,269**
Undistributed investment income−net	7,597	613

	Year Ended December 31,	
	2004	2003
Capital Share Transactions:		
Initial Shares		
Shares sold	265,284	279,181
Shares issued for dividends reinvested	110,368	2,379
Shares redeemed	(322,098)	(288,174)
Net Increase (Decrease) in Shares Outstanding	**53,554**	**(6,614)**
Service Shares		
Shares sold	188,954	141,806
Shares issued for dividends reinvested	18,576	303
Shares redeemed	(176,121)	(86,607)
Net Increase (Decrease) in Shares Outstanding	**31,409**	**55,502**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

			Year Ended December 31,		
Initial Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	20.34	14.25	17.79	18.08	16.69
Investment Operations:					
Investment income (loss)−net[a]	.00[b]	(.01)	.05	.03	.02
Net realized and unrealized gain (loss) on investments	3.76	6.12	(3.55)	(.31)	1.40
Total from Investment Operations	3.76	6.11	(3.50)	(.28)	1.42
Distributions:					
Dividends from investment income−net	−	(.02)	(.04)	(.01)	(.03)
Dividends from net realized gain on investments	(1.44)	−	−	−	−
Total Distributions	(1.44)	(.02)	(.04)	(.01)	(.03)
Net asset value, end of period	22.66	20.34	14.25	17.79	18.08
Total Return (%)	18.52	42.94	(19.71)	(1.53)	8.53
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.95	1.12	.98	1.03	.93
Ratio of net expenses to average net assets	.95	1.12	.98	1.03	.93
Ratio of net investment income (loss) to average net assets	.00[c]	(.09)	.28	.16	.09
Portfolio Turnover Rate	112.27	171.34	71.76	60.40	84.47
Net Assets, end of period ($ x 1,000)	41,534	36,200	25,458	33,341	35,956

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Amount represents less than .01%.*
See notes to financial statements.

	Year Ended December 31,				
Service Shares	2004	2003	2002	2001	2000[a]
Per Share Data ($):					
Net asset value, beginning of period	20.22	14.20	17.73	18.08	18.08
Investment Operations:					
Investment income (loss)−net	(.05)[b]	(.06)[b]	.01[b]	(.03)[b]	−
Net realized and unrealized					
gain (loss) on investments	3.72	6.10	(3.54)	(.31)	−
Total from Investment Operations	3.67	6.04	(3.53)	(.34)	−
Distributions:					
Dividends from investment income−net	−	(.02)	(.00)[c]	(.01)	−
Dividends from net realized					
gain on investments	(1.44)	−	−	−	−
Total Distributions	(1.44)	(.02)	(.00)[c]	(.01)	−
Net asset value, end of period	22.45	20.22	14.20	17.73	18.08
Total Return (%)	18.18	42.60	(19.89)	(1.86)	−
Ratios/Supplemental Data (%):					
Ratio of total expenses					
to average net assets	1.20	1.37	1.22	1.39	−
Ratio of net expenses					
to average net assets	1.20	1.37	1.22	1.39	−
Ratio of net investment income					
(loss) to average net assets	(.25)	(.34)	.04	(.18)	−
Portfolio Turnover Rate	112.27	171.34	71.76	60.40	84.47
Net Assets, end of period ($ x 1,000)	6,879	5,559	3,117	1,944	1

[a] *The portfolio commenced offering Service shares on December 31, 2000.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Small Company Stock Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus ") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results may differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The portfolio may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the portfolio's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the portfolio's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the terms of the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the portfolio will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the portfolio maintains its right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $398,838, undistributed capital gains $1,789,398 and unrealized appreciation $11,602,018.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2004 and December 31, 2003 were as follows: ordinary income $0 and $36,749 and long-term capital gains $2,896,227 and $0, respectively.

During the period ended December 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for net operating losses and real estate investment trusts, the portfolio increased accumulated undistributed investment income-net by $20,293 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2004, the portfolio did not borrow under the Facility.

NOTE 3—Investment Advisory Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2004, Service shares were charged $14,694 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2004, the portfolio was charged $354 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2004, the portfolio was charged $25,560 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $30,329, Rule 12b-1 distribution plan fees $1,439, custodian fees $3,812 and transfer agency per account fees $51.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2004, amounted to $48,429,322 and $48,678,162, respectively.

At December 31, 2004, the cost of investments for federal income tax purposes was $39,853,631; accordingly, accumulated net unrealized appreciation on investments was $11,602,018, consisting of $11,918,846 gross unrealized appreciation and $316,828 gross unrealized depreciation.

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and

November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, Small Company Stock Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Variable Investment Fund, Small Company Stock Portfolio (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2004 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, Small Company Stock Portfolio at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U. S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
February 4, 2005

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the portfolio hereby designates $1.4359 per share as a long-term capital gain distribution paid on December 21, 2004.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

——————————

David P. Feldman (65)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 51

——————————

James F. Henry (74)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President, CPR Institute for Dispute Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)

No. of Portfolios for which Board Member Serves: 22

——————————

Rosalind Gersten Jacobs (79)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Merchandise and marketing consultant

No. of Portfolios for which Board Member Serves: 33

Dr. Paul A. Marks (78)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center (Retired 1999)

Other Board Memberships and Affiliations:
• Pfizer, Inc., a pharmaceutical company, Director-Emeritus
• Atom Pharm, Director
• Lazard Freres & Company, LLC, Senior Adviser
• Merck, Consultant

No. of Portfolios for which Board Member Serves: 22

——————————

Dr. Martin Peretz (65)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2001)
• Co-Chairman of TheStreet.com, a financial daily on the web

Other Board Memberships and Affiliations:
• Academy for Liberal Education, an accrediting agency for colleges and universities certified by the U.S. Department of Education, Director
• Digital Learning Group, LLC, an online publisher of college textbooks, Director
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• YIVO Institute for Jewish Research, Trustee

No. of Portfolios for which Board Member Serves: 22

——————————

Bert W. Wasserman (72)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Financial Consultant

Other Board Memberships and Affiliations:
• Lillian Vernon Corporation, Director

No. of Portfolios for which Board Member Serves: 22

——————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Irving Kristol, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 90 investment companies (comprised of 194 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

ROBERT R. MULLERY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 60 portfolios) managed by the Manager. He is 52 years old and has been an employee of the Manager since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 102 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 19 investment companies (comprised of 75 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 39 investment companies (comprised of 84 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 107 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (93 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 196 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Variable
Investment Fund,
Small Company Stock Portfolio**

200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2004, is available through the portfolio's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0151AR1204

Dreyfus Variable Investment Fund, Special Value Portfolio

ANNUAL REPORT December 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

THE PORTFOLIO

2 Letter from the Chairman

3 Discussion of Performance

6 Portfolio Performance

8 Understanding Your Portfolio's Expenses

8 Comparing Your Portfolio's Expenses
With Those of Other Funds

9 Statement of Investments

13 Statement of Assets and Liabilities

14 Statement of Operations

15 Statement of Changes in Net Assets

17 Financial Highlights

19 Notes to Financial Statements

26 Report of Independent Registered
Public Accounting Firm

27 Important Tax Information

28 Board Members Information

30 Officers of the Fund

FOR MORE INFORMATION

Back Cover



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Variable Investment Fund, Special Value Portfolio, covering the 12-month period from January 1, 2004, through December 31, 2004. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with portfolio managers Mark G. DeFranco and Brian M. Gillott of Jennison Associates LLC, the portfolio's sub-investment adviser.

2004 represented the second consecutive year of positive stock market performance. Unlike the 2003 rally, however, in which most stocks rose as general business conditions improved, 2004's market performance largely reflected the strengths and weaknesses of individual companies and industries. As a result, fundamental research and professional judgment became more important determinants of mutual fund performance in 2004.

What's ahead for stocks in 2005? No one knows for certain. Positive influences remain in place, including moderately expanding U.S. and global economies and low inflation. Nonetheless, a number of risks — such as rising short-term interest rates, currency fluctuations and generally slowing corporate earnings — could threaten the market environment.

As always, we urge our shareholders to view the stock market from a long-term perspective, measured in years rather than weeks or months. One of the best ways to ensure a long-term perspective is to establish an investment plan with the help of your financial advisor, and review it periodically to track your progress toward your financial goals.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 18, 2005



DISCUSSION OF PERFORMANCE

Mark G. DeFranco and Brian M. Gillott, Portfolio Managers
Jennison Associates LLC, Sub-Investment Adviser

How did Dreyfus Variable Investment Fund, Special Value Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2004, the portfolio produced total returns of 13.08% for its Initial shares and 12.96% for its Service shares.[1] For the same period, the total return of the Russell 1000 Value Index (the "Index"), the portfolio's benchmark, was 16.49%.[2]

After relatively lackluster performance for much of 2004, stocks rallied late in the year when uncertainty related to the U.S. presidential election dissipated. The value-oriented, midcap stocks that comprise the Index fared particularly well. The portfolio's returns lagged its benchmark, primarily due to disappointing results from a handful of individual stocks in the media industry and other areas.

What is the portfolio's investment approach?

The portfolio seeks to maximize total return, consisting of capital appreciation and current income. To pursue this goal, the portfolio normally invests at least 80% of its assets in stocks. The portfolio's stock investments may include common stocks, preferred stocks and convertible securities of both U.S. and foreign companies of any size, including those purchased in initial public offerings or shortly thereafter.

The portfolio managers seek to identify attractively valued companies with current or emerging earnings growth that may not be fully recognized or appreciated by the market. Generally, there are two types of companies which may exhibit the characteristics the portfolio managers are seeking. The first type is a company that is out of favor with investors but which the portfolio managers expect will experience an improved earnings cycle over the next 12 to 18 months due to corporate restructuring, new product development, an industry cycle turn, increased management focus on shareholder value or improving balance sheet and cash flow. The second type is a company currently delivering good growth characteristics but which the portfolio managers believe is being mispriced by the market based on short-term earnings results relative to "street" expectations or market uncertainty regarding the sustainability of earnings growth.

What other factors influenced the portfolio's performance?

The portfolio was positively influenced by a strengthening global economy, including China's transformation from a third-world country into a major industrial trading partner. China's torrid growth sparked greater demand for basic materials and energy, which benefited the portfolio's holdings in the chemicals, metals and mining, and energy equipment and services industries. For example, the drilling equipment manufacturer National Oilwell saw demand for its products improve as oil and gas prices surged. Brazilian mining company Companhia Vale do Rio Doce enjoyed greater pricing power as demand rose for iron ore. Similarly, Lyondell Chemical posted gains as demand for performance and specialty chemicals intensified in the manufacturing, agriculture and consumer-related industry groups.

The portfolio's investments in the financials, industrials, health care and information technology sectors also contributed positively to its total return. In fact, the top contributor to the portfolio's 2004 results was computer security company McAfee, which benefited from a renewed focus on anti-virus software and took market share from its main competitor. In the health care sector, pharmacy benefits manager Medco Health Solutions performed well when it signed more new business than expected. The financials sector provided strong results from financial products distributor National Financial Partners and asset manager Eaton Vance. The consumer discretionary area was the only sector in the portfolio that finished the year with negative absolute returns, mainly due to weakness among a small number of media stocks. Nonetheless, the portfolio enjoyed good results from its investment in apparel and luxury goods seller Polo Ralph Lauren, which enjoyed strong growth in its retail and wholesale divisions.

Harmony Gold Mining Co. represented the portfolio's greatest single detractor from performance, accounting for a significant portion of its lagging performance relative to the Index. The South African gold producer was hurt by the effects of local currency fluctuations on its cost structure and profit margins. Results also were constrained by disappointing returns from media holdings — including diversified media

conglomerate Viacom, advertising leader Interpublic Group of Companies and radio programmer Westwood One — caused by a lackluster recovery in advertising spending. In the health care area, the stock of pharmaceutical giant Pfizer lost value when safety-related concerns arose regarding arthritis drug Celebrex.

What is the portfolio's current strategy?

Our disciplined, bottom-up security selection strategy has continued to help us identify stocks that we expect to benefit from company-specific catalysts but may have been overlooked during the recent market rally. For example, despite higher stock prices for materials companies serving the Chinese market, we have continued to find favorable supply-and-demand fundamentals for many companies in this diverse sector. On the other hand, we reduced the portfolio's holdings of energy-related companies after they rose to prices we considered fully valued. In all areas of the market, we believe that the ability to identify growing, reasonably valued individual companies — instead of following broader economic or market trends — has become a more important key to successful investing in today's stock market.

January 18, 2005

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Special Value Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2005, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*
Part of the portfolio's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the portfolio's performance.

2 *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 1000 Value Index is an unmanaged index which measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, Special Value Portfolio Initial shares and Service shares and the Russell 1000 Value Index

Average Annual Total Returns *as of 12/31/04*

	1 Year	5 Years	10 Years
Initial shares	**13.08%**	**4.19%**	**6.07%**
Service shares	**12.96%**	**4.11%**	**6.03%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† Source: Lipper Inc.

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. Part of the portfolio's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the portfolio's performance.

The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, Special Value Portfolio on 12/31/94 to a $10,000 investment made in the Russell 1000 Value Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2004 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Index is an unmanaged index which measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Special Value Portfolio from July 1, 2004 to December 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.61	$ 5.24
Ending value (after expenses)	$1,085.60	$1,085.00

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.47	$ 5.08
Ending value (after expenses)	$1,020.71	$1,020.11

† *Expenses are equal to the portfolio's annualized expense ratio of .88% for Initial shares and 1.00% for Service shares, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2004

Common Stocks—93.2%	Shares	Value ($)
Aerospace & Defense—.2%		
Lockheed Martin	1,300	**72,215**
Biotechnology—1.0%		
MedImmune	13,000 a	**352,430**
Capital Markets—9.1%		
Bank of New York	32,100	1,072,782
Eaton Vance	11,400	594,510
Janus Capital Group	32,200	541,282
Merrill Lynch	7,200	430,344
National Financial Partners	4,200	162,960
Schwab (Charles)	25,300	302,588
		3,104,466
Chemicals—9.0%		
du Pont (EI) de Nemours	15,300	750,465
Great Lakes Chemical	23,700	675,213
Lyondell Chemical	17,700	511,884
Nalco	22,300 a	435,296
Olin	23,200	510,864
Terra Industries	25,300 a,c	213,431
		3,097,153
Commercial Services & Supplies—5.7%		
Education Management	9,000 a	297,090
Hewitt Associates, Cl. A	15,700 a	502,557
ITT Educational Services	10,900 a	518,295
Manpower	12,800	618,240
		1,936,182
Communications Equipment—1.0%		
Nokia Oyj, ADR	21,400	**335,338**
Diversified Financial Services—4.4%		
Assured Guaranty	25,500	501,585
J.P. Morgan Chase & Co.	10,136	395,405
Principal Financial Group	15,200	622,288
		1,519,278
Diversified Telecommunications—2.3%		
IDT, Cl. B	12,100 a	187,308
SBC Communications	22,900	590,133
		777,441

Common Stocks (continued)	Shares	Value ($)
Electronic Equipment & Instruments−2.9%		
Agilent Technologies	14,800 a	356,680
Symbol Technologies	37,700	652,210
		1,008,890
Energy Equipment & Services−7.5%		
Cooper Cameron	14,400 a	774,864
National-Oilwell	7,900 a	278,791
Rowan Cos.	23,900 a	619,010
Schlumberger	10,400	696,280
Todco, Cl. A	11,500 a	211,830
		2,580,775
Food & Staples Retailing−1.9%		
Kroger	37,500 a	**657,750**
Healthcare Providers & Services−6.1%		
CIGNA	6,900	562,833
Community Health Systems	8,300 a	231,404
Medco Health Solutions	20,300 a	844,480
Tenet Healthcare	41,400 a	454,572
		2,093,289
Household Products−.7%		
Kimberly-Clark	3,700	**243,497**
Insurance−9.0%		
Axis Capital Holdings	20,400	558,144
Conseco	20,900 a	416,955
UnumProvident	46,000	825,240
Willis Group Holdings	11,700	481,689
XL Capital, Cl. A	10,300	799,795
		3,081,823
Internet & Catalog Retail−1.5%		
IAC/InterActive	19,100 a	**527,542**
Machinery−1.1%		
Navistar International	8,200 a	**360,636**
Media−7.6%		
DIRECTV Group	34,300 a	574,182
Interpublic Group of Companies	34,600 a	463,640
Radio One, Cl. D	25,200 a	406,224

Common Stocks (continued)	Shares	Value ($)
Media (continued)		
Viacom, Cl. B	14,274	519,431
Westwood One	24,400 [a]	657,092
		2,620,569
Metals & Mining−6.4%		
Alcoa	20,800	653,536
Aluminum of China, ADR	7,000	409,850
Companhia Vale do Rio Doce, ADR	15,900	461,259
GrafTech International	21,600 [a]	204,336
Harmony Gold Mining Co., ADR	51,000	472,770
		2,201,751
Multi-Utilities−.6%		
Aquila	54,200 [a]	**199,998**
Paper & Forest Products−3.0%		
International Paper	13,500	567,000
MeadWestvaco	13,100	443,959
		1,010,959
Pharmaceuticals−4.4%		
Eli Lilly & Co.	6,500	368,875
GlaxoSmithKline, ADR	9,100	431,249
Merck & Co.	13,700	440,318
Watson Pharmaceuticals	7,900 [a]	259,199
		1,499,641
Road & Rail−1.5%		
CSX	12,500	**501,000**
Software−3.8%		
Manhattan Associates	17,100 [a]	408,348
Microsoft	32,800	876,088
		1,284,436
Specialty Retail−1.4%		
Toys "R" Us	23,600 [a]	**483,092**
Textiles, Apparel & Luxury Goods−1.1%		
Polo Ralph Lauren	8,900	**379,140**
Total Common Stocks		
(cost $27,192,276)		**31,929,291**

Other Investments—7.5%	Shares	Value ($)
Registered Investment Company:		

Dreyfus Institutional Preferred
  Plus Money Market Fund
  (cost $2,561,000)
	2,561,000 [b]	**2,561,000**

Total Investments (cost $29,753,276)	**100.7%**	**34,490,291**
Liabilities, Less Cash and Receivables	**(.7%)**	**(225,969)**
Net Assets	**100.0%**	**34,264,322**

ADR—American Depository Receipts

[a] *Non-income producing.*

[b] *Investment in affiliated money market mutual fund.*

[c] *Securities restricted as to public resale. Investment in restricted securities with an aggregate market value of $213,431 representing approximately .62% of net assets (see below).*

Issuer	Acquisition Date	Purchase Price ($)	Valuation ($)[†]
Terra Industries	12/14/2004	7.50	8.44 per share

[†] *The valuation of these securities has been determined in good faith under the direction of the Board of Trustees.*

Portfolio Summary[†]

	Value (%)		Value (%)
Capital Markets	9.1	Healthcare Providers & Services	6.1
Chemicals	9.0	Commercial Services & Supplies	5.7
Insurance	9.0	Diversified Financial Services	4.4
Media	7.6	Pharmaceuticals	4.4
Energy Equipment & Services	7.5	Other	24.0
Money Market Investments	7.5		
Metals & Mining	6.4		**100.7**

[†] *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments		
Unaffiliated issuers	27,192,276	31,929,291
Affiliated issuers	2,561,000	2,561,000
Cash		1,152
Receivable for investment securities sold		259,270
Dividends receivable		24,858
		34,775,571
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		22,582
Payable for investment securities purchased		441,171
Payable for shares of Beneficial Interest redeemed		9,109
Accrued expenses		38,387
		511,249
Net Assets ($)		**34,264,322**
Composition of Net Assets ($):		
Paid-in capital		28,740,808
Accumulated undistributed investment income–net		35,889
Accumulated net realized gain (loss) on investments		750,610
Accumulated net unrealized appreciation (depreciation) on investments		4,737,015
Net Assets ($)		**34,264,322**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	28,948,798	5,315,524
Shares Outstanding	1,978,947	364,428
Net Asset Value Per Share ($)	**14.63**	**14.59**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2004

Investment Income ($):

Income:

Cash dividends (net of $579 foreign taxes withheld at source):

Unaffiliated issuers	469,495
Affiliated issuers	26,886
Total Income	**496,381**
Expenses:	
Investment advisory fee–Note 3(a)	262,283
Auditing fees	24,082
Custodian fees	14,448
Distribution fees–Note 3(b)	13,230
Prospectus and shareholders' reports	11,154
Shareholder servicing costs–Note 3(b)	7,541
Trustees' fees and expenses–Note 3(c)	3,604
Legal fees	508
Miscellaneous	2,362
Total Expenses	**339,212**
Less–waiver of fees due to undertaking–Note 3(a)	(14,003)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(76)
Net Expenses	**325,133**
Investment Income–Net	**171,248**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments	4,777,637
Net unrealized appreciation (depreciation) on investments	(866,908)
Net Realized and Unrealized Gain (Loss) on Investments	**3,910,729**
Net Increase in Net Assets Resulting from Operations	**4,081,977**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2004	2003
Operations ($):		
Investment income–net	171,248	72,657
Net realized gain (loss) on investments	4,777,637	2,539,286
Net unrealized appreciation (depreciation) on investments	(866,908)	6,258,934
Net Increase (Decrease) in Net Assets Resulting from Operations	**4,081,977**	**8,870,877**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial shares	(178,813)	(257,277)
Service shares	(28,674)	(38,181)
Net realized gain on investments:		
Initial shares	(2,756,165)	–
Service shares	(507,560)	–
Total Dividends	**(3,471,212)**	**(295,458)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	1,068,137	1,681,630
Service shares	713,100	865,869
Dividends reinvested:		
Initial shares	2,934,978	257,277
Service shares	536,234	38,181
Cost of shares redeemed:		
Initial shares	(7,150,023)	(5,035,050)
Service shares	(1,201,875)	(795,403)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(3,099,449)**	**(2,987,496)**
Total Increase (Decrease) in Net Assets	**(2,488,684)**	**5,587,923**
Net Assets ($):		
Beginning of Period	36,753,006	31,165,083
End of Period	**34,264,322**	**36,753,006**
Undistributed investment income–net	35,889	72,128

	Year Ended December 31,	
	2004	2003
Capital Share Transactions:		
Initial Shares		
Shares sold	71,441	132,568
Shares issued for dividends reinvested	200,454	25,027
Shares redeemed	(485,958)	(432,668)
Net Increase (Decrease) in Shares Outstanding	**(214,063)**	**(275,073)**
Service Shares		
Shares sold	48,492	72,043
Shares issued for dividends reinvested	36,724	3,725
Shares redeemed	(82,737)	(68,650)
Net Increase (Decrease) in Shares Outstanding	**2,479**	**7,118**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
Initial Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	14.39	11.04	13.07	14.65	14.64
Investment Operations:					
Investment income–net[a]	.07	.03	.10	.14	.12
Net realized and unrealized gain (loss) on investments	1.82	3.43	(2.09)	(1.30)	.70
Total from Investment Operations	1.89	3.46	(1.99)	(1.16)	.82
Distributions:					
Dividends from investment income–net	(.10)	(.11)	(.04)	(.11)	(.14)
Dividends from net realized gain on investments	(1.55)	–	–	(.31)	(.67)
Total Distributions	(1.65)	(.11)	(.04)	(.42)	(.81)
Net asset value, end of period	14.63	14.39	11.04	13.07	14.65
Total Return (%)	13.08	31.74	(15.28)	(7.97)	5.70
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.93	1.01	.99	.91	.87
Ratio of net expenses to average net assets	.91	.97	.92	.90	.87
Ratio of net investment income to average net assets	.50	.23	.81	1.00	.81
Portfolio Turnover Rate	90.27	108.01	148.29	59.85	149.83
Net Assets, end of period ($ x 1,000)	28,949	31,557	27,255	39,854	50,671

[a] Based on average shares outstanding at each month end.
See notes to financial statements.

Service Shares	Year Ended December 31,				
	2004	2003	2002	2001	2000[a]
Per Share Data ($):					
Net asset value, beginning of period	14.36	11.02	13.05	14.65	14.65
Investment Operations:					
Investment income−net	.06[b]	.02[b]	.08[b]	.12[b]	−
Net realized and unrealized gain (loss) on investments	1.80	3.43	(2.07)	(1.31)	−
Total from Investment Operations	1.86	3.45	(1.99)	(1.19)	−
Distributions:					
Dividends from investment income−net	(.08)	(.11)	(.04)	(.10)	−
Dividends from net realized gain on investments	(1.55)	−	−	(.31)	−
Total Distributions	(1.63)	(.11)	(.04)	(.41)	−
Net asset value, end of period	14.59	14.36	11.02	13.05	14.65
Total Return (%)	12.96	31.71	(15.32)	(8.17)	−
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.18	1.27	1.26	1.24	−
Ratio of net expenses to average net assets	1.00	1.00	.99	1.00	−
Ratio of net investment income to average net assets	.42	.21	.69	.92	−
Portfolio Turnover Rate	90.27	108.01	148.29	59.85	149.83
Net Assets, end of period ($ x 1,000)	5,316	5,196	3,910	2,585	1

[a] *The portfolio commenced offering Service shares on December 31, 2000.*
[b] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Special Value Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation ("Dreyfus") serves as the portfolio's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Jennison Associates LLC ("Jennison") serves as the portfolio's sub-investment adviser.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $474,816, undistributed capital gains $412,245 and unrealized appreciation $4,636,453.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2004 and December 31, 2003, were as follows: ordinary income $1,237,803 and $295,458 and long-term capital gain $2,233,409 and $0, respectively.

NOTE 2—Bank Lines of Credit:

The portfolio may borrow up to $5 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2004, the portfolio did not borrow under either line of credit.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Jennison, the sub-investment advisory fee is payable monthly by Dreyfus, and is based upon the value of the portfolio's average daily net assets, computed at the following annual rates: .50 of 1% of the first $300 million and .45 of 1% over $300 million.

Dreyfus has agreed, from January 1, 2004 to December 31, 2005 to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage commissions, interest expense and extraordinary expenses, exceed 1% of the value of the average daily net assets of their class. During the period ended December 31, 2004, Dreyfus waived receipt of fees of $14,003, pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2004, Service shares were charged $13,230 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2004, the portfolio was charged $64 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $21,494, Rule 12b-1 distribution plan fees $1,107, and transfer agency per account fees $10, which are offset against an expense reimbursement currently in effect in the amount of $29.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the portfolio may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2004, amounted to $29,710,169 and $34,938,466, respectively.

At December 31, 2004, the cost of investments for federal income tax purposes was $29,853,838; accordingly, accumulated net unrealized appreciation on investments was $4,636,453, consisting of $5,073,000 gross unrealized appreciation and $436,547 gross unrealized depreciation.

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, Special Value Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Variable Investment Fund, Special Value Portfolio (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2004 by correspondence with the custodian and others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, Special Value Portfolio at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 4, 2005

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the portfolio hereby designates $1.0574 per share as a long-term capital gain distribution paid on December 30, 2004 and also the fund hereby designates 30.12% of the ordinary dividends paid during the fiscal year ended December 31, 2004 as qualifying for the corporate dividends received deduction. Shareholders will receive notification in January 2005 of the percentage applicable to the preparation of their 2004 income tax returns.

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

David P. Feldman (65)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 51

James F. Henry (74)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President, CPR Institute for Dispute Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)

No. of Portfolios for which Board Member Serves: 22

Rosalind Gersten Jacobs (79)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Merchandise and marketing consultant

No. of Portfolios for which Board Member Serves: 33

Dr. Paul A. Marks (78)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center (Retired 1999)

Other Board Memberships and Affiliations:
• Pfizer, Inc., a pharmaceutical company, Director-Emeritus
• Atom Pharm, Director
• Lazard Freres & Company, LLC, Senior Adviser
• Merck, Consultant

No. of Portfolios for which Board Member Serves: 22

————————

Dr. Martin Peretz (65)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2001)
• Co-Chairman of TheStreet.com, a financial daily on the web

Other Board Memberships and Affiliations:
• Academy for Liberal Education, an accrediting agency for colleges and universities certified by the U.S. Department of Education, Director
• Digital Learning Group, LLC, an online publisher of college textbooks, Director
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• YIVO Institute for Jewish Research, Trustee

No. of Portfolios for which Board Member Serves: 22

————————

Bert W. Wasserman (72)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Financial Consultant

Other Board Memberships and Affiliations:
• Lillian Vernon Corporation, Director

No. of Portfolios for which Board Member Serves: 22

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Irving Kristol, Emeritus Board Member

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of Dreyfus, and an officer of 92 investment companies (comprised of 185 portfolios) managed by Dreyfus. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 59 years old and has been an employee of Dreyfus since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of Dreyfus, and an officer of 92 investment companies (comprised of 185 portfolios) managed by Dreyfus. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 51 years old and has been an employee of Dreyfus since January 2000. Prior to joining Dreyfus, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of Dreyfus, and an officer of 93 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 58 years old and has been an employee of Dreyfus since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of Dreyfus, and an officer of 90 investment companies (comprised of 194 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since October 1991.

ROBERT R. MULLERY, Assistant Secretary since March 2000.

Associate General Counsel of Dreyfus, and an officer of 26 investment companies (comprised of 60 portfolios) managed by Dreyfus. He is 52 years old and has been an employee of Dreyfus since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of Dreyfus, and an officer of 93 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 55 years old and has been an employee of Dreyfus since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of Dreyfus, and an officer of 93 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 46 years old and has been an employee of Dreyfus since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 26 investment companies (comprised of 102 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of Dreyfus, and an officer of 19 investment companies (comprised of 75 portfolios) managed by Dreyfus. He is 36 years old and has been an employee of Dreyfus since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of Dreyfus, and an officer of 39 investment companies (comprised of 84 portfolios) managed by Dreyfus. He is 40 years old and has been an employee of Dreyfus since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 27 investment companies (comprised of 107 portfolios) managed by Dreyfus. He is 37 years old and has been an employee of Dreyfus since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of Dreyfus, and an officer of 93 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 50 years old and has been an employee of Dreyfus since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of Dreyfus and The Dreyfus Family of Funds (93 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with Dreyfus since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 196 portfolios) managed by Dreyfus. He is 34 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus Variable Investment Fund, Special Value Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Jennison Associates LLC
466 Lexington Avenue
New York, NY 10017

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144 Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2004, is available through the portfolio's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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